                                                     Registration No. 333-


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                   FORM N-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [X]


           Pre-Effective Amendment No.
                                       _____


           Post-Effective Amendment No.                                    [ ]
                                       -----

                                    AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [ ]

           Amendment No. _____                                             [ ]

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          (Exact Name of Registrant)

                             --------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          (Name of Insurance Company)
             1290 Avenue of the Americas, New York, New York 10104
         (Address of Insurance Company's Principal Executive Offices)
             Telephone Number, including Area Code: (212) 554-1234

                             --------------------

                                  ROBIN WAGNER
                           VICE PRESIDENT AND COUNSEL
           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                    (Name and Address of Agent for Service)

                             --------------------

                 Please send copies of all communications to:
                              PETER E. PANARITES
                        Freedman, Levy, Kroll & Simonds
             1050 Connecticut Avenue, N.W., Washington, D.C. 20036

                             --------------------

                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933

----------------------------------------------------------------------------------------------------------------------------
Title of Securities Being    Amount Being       Proposed Maximum            Proposed Maximum         Amount of Registration
       Registered             Registered     Offering Price per Unit*   Aggregate Offering Price*             Fee(2)
----------------------------------------------------------------------------------------------------------------------------
    Units of Interest
   Under Group Annuity
       Contract             $6,000,000             $.000264(1)               $6,000,000(1)                 $1,584.00
----------------------------------------------------------------------------------------------------------------------------

* Estimated solely for purpose of determining the registration fee.

(1) The Contract does not provide for a predetermined amount or number of units

(2) Of the $35,000,000 of units of interest under group annuity contracts registered under Registration Statement File No. 333-51033, $20,238,746 for which a filing fee of $5,970 was previously paid, are being carried forward

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    MEMBERS RETIREMENT PROGRAM
--------------------------------------------------------------------------------

PROSPECTUS          [GRAPHIC OMITTED]
MAY 1, 2000

                    ------------------------------------------------------------
                    GROWTH EQUITY FUND               [GRAPHIC OF ALLIANCE
                                                      CAPITAL LOGO]
                    ------------------------------------------------------------
                    AGGRESSIVE EQUITY FUND           [GRAPHIC OF ALLIANCE
                                                      CAPITAL LOGO]
                    ------------------------------------------------------------
                    BALANCED FUND                    [GRAPHIC OF ALLIANCE
                                                      CAPITAL LOGO]
                    ------------------------------------------------------------
                    GLOBAL FUND                      [GRAPHIC OF ALLIANCE
                                                      CAPITAL LOGO]
                    ------------------------------------------------------------
                    CONSERVATIVE INVESTORS FUND      [GRAPHIC OF ALLIANCE
                                                      CAPITAL LOGO]
                    ------------------------------------------------------------
                    GROWTH INVESTORS FUND            [GRAPHIC OF ALLIANCE
                                                      CAPITAL LOGO]
                    ------------------------------------------------------------

                    CALVERT SOCIALLY                 [GRAPHIC OF CALVERT GROUP
                    RESPONSIBLE FUND                  LOGO]
                    ------------------------------------------------------------
                    MFS EMERGING GROWTH              [GRAPHIC OF MFS INVESTMENT
                    COMPANIES FUND                    MANAGEMENT LOGO]
                    ------------------------------------------------------------
                    MFS RESEARCH FUND                [GRAPHIC OF MFS INVESTMENT
                                                      MANAGEMENT LOGO]

                    ------------------------------------------------------------
                    WARBURG PINCUS                   [GRAPHIC OF WARBURG
                    SMALL COMPANY VALUE FUND          PINCUS LOGO]
                    ------------------------------------------------------------
                    T. ROWE PRICE                    [GRAPHIC T. ROWE PRICE
                    EQUITY INCOME FUND                LOGO]
                    ------------------------------------------------------------

                    MERCURY                          [GRAPHIC OF MERCURY ASSET
                    WORLD STRATEGY FUND               MANAGEMENT LOGO]

                    ------------------------------------------------------------
                    BT EQUITY 500                    [GRAPHIC OF BANKERS
                    INDEX FUND                        TRUST LOGO]
                    ------------------------------------------------------------
                    GUARANTEED RATE ACCOUNTS         [GRAPHIC OF EQUITABLE LOGO]
                    ------------------------------------------------------------
                    MONEY MARKET GUARANTEE ACCOUNT   [GRAPHIC OF EQUITABLE LOGO]
                    ------------------------------------------------------------


--------------------------------------------------------------------------------
THIS BOOKLET CONTAINS A PROSPECTUS RELATING TO THE MEMBERS RETIREMENT PROGRAM CONTRACT WHICH IS ISSUED BY THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES AND A PROSPECTUS FOR EQ ADVISORS TRUST.
--------------------------------------------------------------------------------

MEMBERS RETIREMENT PROGRAM
PROSPECTUS DATED MAY 1, 2000
--------------------------------------------------------------------------------


Please read this prospectus and keep it for future reference. It contains important information you should know before participating in the Program or allocating amounts under the contract.


ABOUT THE MEMBERS RETIREMENT PROGRAM


The Program provides members of certain groups and other eligible persons several plans for the accumulation of retirement savings on a tax-deferred basis. Through trusts ("trusts") maintained under these plans, you can allocate contributions among the investment options offered under the Program. There are currently sixteen investment options under the Program including: 3-year and 5-year Guaranteed Rate Accounts and the Money Market Guarantee Account (the "guaranteed options"), and thirteen investment funds.

WHAT IS THE MEMBERS RETIREMENT PROGRAM CONTRACT?

The Members Retirement Program contract is a group annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. Contributions to the trusts maintained under the plans will be allocated among our investment funds and guaranteed options in accordance with participant instructions.



-----------------------------------------------------------------------------------
INVESTMENT FUNDS
-----------------------------------------------------------------------------------
o Alliance Growth Equity Fund             o MFS Emerging Growth Companies Fund
o Alliance Aggressive Equity Fund         o MFS Research Fund
o Alliance Balanced Fund                  o Warburg Pincus Small Company Value Fund
o Alliance Global Fund                    o T. Rowe Price Equity Income Fund
o Alliance Conservative Investors Fund    o Mercury World Strategy Fund*
o Alliance Growth Investors Fund          o BT Equity 500 Index Fund
o Calvert Socially Responsible Fund
-----------------------------------------------------------------------------------
* formerly known as Merrill Lynch World Strategy Fund



The Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds are managed by Equitable Life. Each of the other Funds invest in shares of a corresponding portfolio (portfolio) of EQ Advisors Trust. You should also read the attached prospectus for EQ Advisors Trust and keep it for future reference.


GUARANTEED OPTIONS. The guaranteed options we offer include a 3-year Guaranteed Rate Account and 5-year Guaranteed Rate Account, and the Money Market Guarantee Account.


We have filed registration statements relating to this offering with the Securities and Exchange Commission. A Statement of Additional Information ("SAI"), dated May 1, 2000, which is part of one of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC Web site at http://www.sec.gov.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

CONTENTS OF THIS PROSPECTUS

1
--------------------------------------------------------------------------------



MEMBERS RETIREMENT PROGRAM
--------------------------------------------------------------------------------
Index of key words and phrases                                                 3
The Program at a glance - key features                                         4
The Contract at a glance - key features                                        5

--------------------------------------------------------------------------------
1  FEE TABLE                                                                   7
--------------------------------------------------------------------------------
Program expense charge and investment fund operating expenses                  7
Example                                                                        9
Condensed financial information                                                9

--------------------------------------------------------------------------------
2  INVESTMENT OPTIONS                                                         10
--------------------------------------------------------------------------------
Investment options - The Funds                                                10
EQ Advisors Trust                                                             13
Investment options - The Guaranteed Options                                   17

--------------------------------------------------------------------------------
3  HOW WE VALUE YOUR ACCOUNT BALANCE IN THE FUNDS                             19
--------------------------------------------------------------------------------


When we use the words "we," "us" and "our," we mean Equitable Life. Please see the index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer.

2
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
4  TRANSFERS AND ACCESS TO YOUR ACCOUNT                                       20
--------------------------------------------------------------------------------
Transfers among investment options                                            20
Market timing                                                                 20
Our account investment management system                                      20
Participant loans                                                             20
Choosing benefit payment options                                              21
Spousal consent                                                               21
Benefits payable after the death of a participant                             21
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5  THE PROGRAM                                                                23
--------------------------------------------------------------------------------
Summary of plan choices                                                       23
Getting started                                                               24
How to make Program contributions                                             24
Allocating Program contributions                                              24
Distributions from the investment options                                     25
Rules applicable to participant distributions                                 25

--------------------------------------------------------------------------------
6  PERFORMANCE INFORMATION                                                    27
--------------------------------------------------------------------------------
Annual percent changes in fund unit values                                    29
Average annual percentage change in fund unit values                          30

--------------------------------------------------------------------------------
7  CHARGES AND EXPENSES                                                       31
--------------------------------------------------------------------------------
Charges based on amounts invested in the Program                              31
Plan and transaction expenses                                                 32
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
8  TAX INFORMATION                                                            33
--------------------------------------------------------------------------------
Income taxation of distributions to qualified plan participants               33

--------------------------------------------------------------------------------
9  MORE INFORMATION                                                           35
--------------------------------------------------------------------------------
About Program changes or terminations                                         35
IRS disqualification                                                          35
About the separate accounts                                                   35
About legal proceedings                                                       35
About our independent accountants                                             35
About the Trustee                                                             36
Reports we provide and available information                                  36
Acceptance                                                                    36

--------------------------------------------------------------------------------
APPENDIX I: CONDENSED FINANCIAL INFORMATION                                  A-1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION                     S-1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
About Equitable Life                                                   fold-out
Investment Option Characteristics                                      fold-out
How to Reach Us                                                       back cover
--------------------------------------------------------------------------------

MEMBERS RETIREMENT PROGRAM

3
--------------------------------------------------------------------------------

INDEX OF KEY WORDS AND PHRASES

Below is an index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained. This index should help you locate more information on the terms used in this prospectus.



                                                                        PAGE
AIM System                                                                   20
beneficiary                                                                  21
benefit payment options                                                      21
business day                                                                 20
contract                                                                     23
Contributions                                                                24
eligible rollover distributions                                              33
Equitable Life                                                         fold out
GRAs                                                                         17
guaranteed options                                                           17
individually designed plan                                                   23
IRA                                                                          33
investment funds                                                    front cover
investment options                                                           10
The EQ Advisors Trust                                                        13
Master Trust                                                                 23
Money Market Guarantee Account                                               18
Pooled Trust                                                                 23
Program                                                                      23
Self Directed Prototype Plan                                                 23
separate accounts                                                            35
Corresponding portfolios                                            front cover
unit value                                                                   19
unit                                                                         19
3-year GRA                                                                   17
5-year GRA                                                                   17

4
--------------------------------------------------------------------------------

THE PROGRAM AT A GLANCE - KEY FEATURES

EMPLOYER CHOICE OF RETIREMENT PLANS

Our Members Retirement Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k) and safe harbor 401(k) features are available) and a defined contribution pension plan, or both. The Plan is designed to comply with the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Program's investment options are the only investment choices under the Members Retirement Plan.

Our Self-Directed Prototype Plan gives added flexibility in choosing your investments.


Our Pooled Trust for Individually Designed Plans, which invests through our Investment Only arrangement, allows you to use the investment options in the Program through our Pooled Trust.


PLAN FEATURES

MEMBERS RETIREMENT PLAN:

o   The Program investment options are the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o   Use of our Master Trust.

o   No minimum amount must be invested.


o   5500 reporting.

o   Automatic updates for law changes.


SELF-DIRECTED PROTOTYPE PLAN:

o You may combine Program investment options with individual stock and bond investments.

o Employers must adopt our Pooled Trust for investment use only, and a minimum of $25,000 must be maintained in the Trust.

o   Recordkeeping services provided only for plan assets in Pooled Trust.

o   Third party recordkeeping services can be arranged through us.

o   Brokerage services can be arranged through us.

INVESTMENT ONLY:

o   Our Pooled Trust is used for investment only.


o   Recordkeeping services provided for plan assets in Pooled Trust.

PLAN CHARGES AND EXPENSES:

o Plan and transaction charges vary by type of plan adopted, or by specific transaction.

TAX ADVANTAGES:

o   On earnings

    No tax on investment earnings until withdrawn.

o   On transfer

    No tax on internal transfers.

ADDITIONAL FEATURES FOR AMOUNTS HELD IN THE TRUST:

o   Toll-free number available for transfers and account information.

o   Participant loans (if elected by your employer; some restrictions apply).

o   Regular statements of account.

o   Retirement Program Specialist and Account Executive support.

o   Daily valuation of accounts.

5
--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                             MEMBERS                     POOLED TRUST FOR
                                             RETIREMENT                  INDIVIDUALLY                SELF-DIRECTED
                                             PLAN                        DESIGNED PLANS              PROTOTYPE PLAN
----------------------------------------------------------------------------------------------------------------------------
WHO SELECTS INVESTMENTS?                     Participant.                Participant or Trustee,     Participant or Trustee,
                                                                         as specified under your     as specified under your
                                                                         Plan.                       Plan.
----------------------------------------------------------------------------------------------------------------------------
ARE LOANS AVAILABLE?                         Yes, if permitted under     Yes, if permitted under     Yes, if permitted under
                                             your Plan.                  your Plan.                  your Plan.
----------------------------------------------------------------------------------------------------------------------------
WHEN ARE YOU ELIGIBLE FOR DISTRIBUTIONS?     Upon retirement,            Benefits depend upon        Upon retirement,
                                             death, disability or        the terms of your Plan.     death, disability or
                                             termination of                                          termination of
                                             employment.                                             employment.
----------------------------------------------------------------------------------------------------------------------------



THE CONTRACT AT A GLANCE - KEY FEATURES

CONTRIBUTIONS:


o   Can be allocated to any one option or divided among them.

o   Must be made by check or money order payable to Equitable Life.

o   Must be sent along with a Contribution Remittance Form.

o Are credited on the day of receipt if accompanied by properly completed forms.


TRANSFERS AMONG INVESTMENT OPTIONS:

o Generally, amounts may be transferred among the investment options at any time.

o   Transfers may be made by telephone on our AIM System.

o   There is no charge for transfers and no tax liability.

o Transfers from the Guaranteed Rate Accounts may not be made prior to maturity.


CHARGES AND EXPENSES:

o Program expense charge assessed against combined value of Program assets in the Trust.

o Investment management and accounting fees and other expenses charged on an investment fund-by-fund basis, as applicable.

o Indirectly, charges of underlying investment vehicles for investment management, 12b-1 fees and other expenses.

PROFESSIONAL INVESTMENT MANAGEMENT:

Through the investment funds under our contract we make available these professional investment managers who advise or sponsor the different Funds:


o   Alliance Capital Management L.P.

o   Massachusetts Financial Services Company

o   T. Rowe Price Associates, Inc.

o   Warburg Pincus Asset Management, Inc.


o   Mercury Asset Management, US


o   Bankers Trust Company


o   Calvert Asset Management, Inc.

o   Brown Capital Management, Inc.

6
--------------------------------------------------------------------------------


BENEFIT PAYMENT OPTIONS:

o   Lump sum.

o   Installments on a time certain or dollar certain basis.

o Variety of annuity benefit payout options as available under your employer's plan.

o   Fixed or variable annuity options available.

GUARANTEED OPTIONS:

The three guaranteed options include two Guaranteed Rate Accounts and a Money Market Guarantee Account.

TAX NOTE:

Because you are buying a contract to fund a retirement plan that already provides tax deferral under Federal income tax rules, you should do so for the contract's features and benefits other than tax deferral. The tax deferral of the contract does not provide necessary or additional benefits.

1  FEE TABLE

7
--------------------------------------------------------------------------------


The fee tables and discussion below will help you understand the various charges and expenses you will bear under the contract. The tables reflect charges: (1) you will directly incur, including the Program Expense Charge, and investment fund fees and charges, and (2) fees and expenses of EQ Advisors Trust, and its portfolios, you will indirectly incur. If you annuitize your account, charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.


WHEN YOU PURCHASE OR REDEEM UNITS OF ANY OF THE INVESTMENT FUNDS YOU WILL PAY NO SALES LOAD, NO DEFERRED SALES CHARGE, NO SURRENDER FEES AND NO TRANSFER OR EXCHANGE FEES.

PROGRAM EXPENSE CHARGE AND INVESTMENT FUND OPERATING EXPENSES


The Program expense charge and operating expenses of the investment funds are paid out of each investment fund's assets. Certain investment funds pay us a management fee that varies based on their respective assets. The Program expense charge is based on the level of assets in the Trust. Each investment fund also incurs other expenses for services such as printing, mailing, legal, and similar items. All of these operating expenses are reflected in each investment fund's unit value. See "How We Value Your Account."

The tables that follow summarize the charges, at annual percentage rates, that apply to the investment funds. They do not include other charges which are specific to the various plans, such as enrollment fees or record maintenance and report fees. See "Charges and Expenses," for more details. The expenses shown are based on the actual experience of the investment funds during the year ended December 31, 1999, and reflect currently applicable fees except as noted.



ALLIANCE GROWTH EQUITY, AGGRESSIVE EQUITY AND BALANCED FUNDS
------------------------------------------------------------------------------------
                                               PROGRAM
                             MANAGEMENT        EXPENSE
                                FEE            CHARGE           OTHER          TOTAL
------------------------------------------------------------------------------------
Alliance Growth Equity         0.50%            1.00%          0.20%(1)        1.70%
Alliance Aggressive Equity     0.65%            1.00%          0.20%(1)        1.85%
Alliance Balanced              0.50%            1.00%          0.20%(1)        1.70%
------------------------------------------------------------------------------------

8
--------------------------------------------------------------------------------


ALLIANCE GLOBAL, ALLIANCE CONSERVATIVE INVESTORS, ALLIANCE GROWTH INVESTORS, MFS RESEARCH, WARBURG PINCUS SMALL COMPANY VALUE, T. ROWE PRICE EQUITY INCOME, MERCURY WORLD STRATEGY, BT EQUITY 500 INDEX FUNDS, CALVERT SOCIALLY RESPONSIBLE AND MFS EMERGING GROWTH COMPANIES



------------------------------------------------------------------------------------

                                                TRUST RELATED EXPENSES
------------------------------------------------------------------------------------
                                   INVESTMENT                 12B-1       TOTAL(2)
                                     MGMT.       OTHER(2)    FEE(3)      AS LIMITED
------------------------------------------------------------------------------------
Alliance Global                      0.73%         0.09%          -         0.82%(5)
Alliance Conservative Investors      0.60          0.07           -         0.67 (5)
Alliance Growth Investors            0.57          0.05           -         0.62 (5)
MFS Research                         0.65          0.05        0.25%        0.95
Warburg Pincus Small Company Value   0.75          0.10        0.25         1.10
T. Rowe Price Equity Income          0.60          0.10        0.25         0.95
Mercury World Strategy               0.70          0.25        0.25         1.20
BT Equity 500 Index                  0.25          0.10        0.25         0.60
Calvert Socially Responsible         0.65          0.15        0.25         1.05
MFS Emerging Growth Companies        0.65          0.10        0.25         1.00
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                                                                    TOTAL
                                             PROGRAM RELATED EXPENSES             EXPENSES
------------------------------------------------------------------------------------------
                                    PROGRAM
                                   EXPENSE     MGMT.                    TOTAL AS
                                    CHARGE   FEES(4)      OTHER(1)      LIMITED     TOTAL
------------------------------------------------------------------------------------------
Alliance Global                      1.00%     0.20%       0.22%         1.42%      2.24%
Alliance Conservative Investors      1.00      0.20        0.22          1.42       2.09
Alliance Growth Investors            1.00      0.20        0.22          1.42       2.04
MFS Research                         1.00         -        0.41 (6)      1.41       2.36
Warburg Pincus Small Company Value   1.00         -        0.38 (6)      1.38       2.48
T. Rowe Price Equity Income          1.00         -        0.40 (6)      1.40       2.35
Mercury World Strategy               1.00         -        0.38 (6)      1.38       2.58
BT Equity 500 Index                  1.00         -        0.40          1.40       2.00
Calvert Socially Responsible         1.00         -        0.07          1.07       2.12
MFS Emerging Growth Companies        1.00         -        0.07          1.07       2.07
------------------------------------------------------------------------------------------



(1) Reflects the amount deducted for the daily accrual of direct expenses. See "How We Determine the Unit Value" in the SAI.


(2) The management fees shown reflect revised management fees, effective on May 1, 2000, which were approved by shareholders on April 14, 2000. The management fee shown for Warburg Pincus Small Cap Value portfolio does not reflect the waiver of a portion of this portfolios investment management fee that is currently in effect. The maximum management fee for each EQ Advisors Trust portfolio cannot be increased without a vote of that portfolio's shareholders. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses, however, Equitable Life, EQ Advisors Trust's manager, has entered into an expense limitation agreement with respect to each portfolio, ("Expense Limitation Agreement") pursuant to which Equitable Life has agreed to waive or limit its fees and assume other expenses. Under the Expense Limitation Agreement, total annual operating expenses of each portfolio (other than interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses are limited to the respective average daily net assets of each portfolio as follows:
    0.95% for MFS Research, 1.10% for Warburg Pincus Small Company Value, 0.95% for T. Rowe Price Equity Income, 1.20% for Mercury World Strategy and 0.60% for BT Equity 500 Index, 1.05% for Calvert Socially Responsible and 1.00% for MFS Emerging Growth.

    The expenses shown reflect the revised expense limitations that became effective May 1, 2000. Absent the expense limitation shown, "Other Expenses" for 1999 on an annualized basis for each of the portfolios were as follows:
    0.17% for MFS Research, 0.24% for Warburg Pincus Small Company Value; 0.21% for T. Rowe Price Equity Income; 0.46% for Mercury World Strategy, 0.18% for BT Equity 500 Index; 4.45% for Calvert Socially Responsible and 0.17% for MFS Emerging Growth.

    Each portfolio may at a later date make a reimbursement to Equitable Life for any of the management fees waived or limited and other expenses assumed and paid by Equitable Life pursuant to the Expense Limitation Agreement provided that, among other things, such portfolio has reached sufficient size to permit such reimbursement to be made and provided that the portfolio's current annual operating expenses do not exceed the operating expense limit determined for such portfolio. See the EQ Advisors Trust prospectus for more information.

(3) The Class IB shares of EQ Advisors Trust are subject to fees imposed under distribution plans (herein, the "Rule 12b-1 Plans") adopted by EQ Advisors Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended. The Rule 12b-1 Plan provides that EQ Trust, on behalf of each portfolio, may pay annually up to 0.25% of the average daily net assets of a portfolio attributable to its Class IB shares in respect of activities primarily intended to result in the sale of the Class IB shares.

(4) The Alliance Global, Alliance Conservative Investors and Alliance Growth Investors Funds invest through Equitable Life's Separate Account No. 51 in corresponding portfolios of EQ Advisors Trust. This charge represents only financial accounting expenses for Separate Account No. 51.

(5) On October 18, 1999, the Funds' corresponding portfolios became part of EQ Advisors Trust. The "Other" expenses for these portfolios have been restated to reflect the estimated expenses that could have been incurred had these portfolios been portfolios of EQ Advisors Trust for the entire year ended December 31, 1999. The restated expenses reflect an increase of 0.01%.

(6) The amounts shown also reflect expenses of $19,329 which were initially paid by us in connection with the organization of the MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income and Mercury World Strategy Funds. These expenses are being reimbursed by these Funds (equally amortized over these four EQ Advisors Trust Funds) over a five year period that ends December 31, 2002.

9
--------------------------------------------------------------------------------

EXAMPLE

A $1,000 investment in each Fund listed below would be subject to the expenses indicated, assuming a 5% annual return. Applicable expenses are the same whether or not you withdraw all or part of your Account Balance at the end of each time period shown (1).


--------------------------------------------------------------------------------
                                     1 YEAR     3 YEARS     5 YEARS     10 YEARS
--------------------------------------------------------------------------------
Alliance Growth Equity              $ 18.03     $ 55.81     $ 96.00     $ 208.12
Alliance Aggressive Equity            19.54       60.40      103.75       224.00
Alliance Balanced                     18.03       55.81       96.00       208.12
Alliance Global                       23.47       72.25      123.60       264.10
Alliance Conservative Investors       21.96       67.71      116.01       248.86
Alliance Growth Investors             21.46       66.19      113.47       243.74
MFS Emerging Growth Companies         21.76       67.10           -            -
MFS Research                          24.67       75.87      129.63       276.08
Calvert Socially Responsible          22.26       68.62           -            -
Warburg Pincus Small Company Value    25.98       79.78      136.13       288.93
T. Rowe Price Equity Income           24.57       75.57      129.12       275.09
Mercury World Strategy                26.88       82.47      140.58       297.68
BT Equity 500 Index                   21.05       64.98      111.43       239.62
--------------------------------------------------------------------------------


(1) These calculations include all asset based charges plus a component for record maintenance and report fees and enrollment fees. The component is computed by aggregating such fees and dividing by the average assets for the same period. See "Members Retirement Plan (Pension and Profit Sharing), Prototype Self Directed Plan and Investment Only Fees" in this prospectus.


If you elect a variable annuity payout option under which we deduct a $350 annuitization fee: Assuming an annuity payout option could be issued, the expenses shown in the above example would, in each case, be increased by $4.34 based on the average amount applied to annuity payout options in 1999.


CONDENSED FINANCIAL INFORMATION


Please see APPENDIX I at the end of this prospectus for condensed financial information concerning (i) the Alliance Growth Equity Fund (Separate Account No. 4 (Pooled)), the Alliance Aggressive Equity Fund (Separate Account No. 3 (Pooled)), and the Alliance Balanced Fund (Separate Account No. 10 (Pooled));
(ii) unit value information for the Alliance Global, Alliance Conservative Investors, and Alliance Growth Investors Funds (Separate Account No. 51 (Pooled)); and (iii) unit value information for the Calvert Socially Responsible, MFS Emerging Growth Companies, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Mercury World Strategy and BT Equity 500 Index Funds (Separate Account No. 66 (Pooled)).


FINANCIAL STATEMENTS OF INVESTMENT FUNDS

Each of the investment funds is, or is part of, one of our separate accounts as described in "About the Separate Accounts" under "More Information." The financial statements of the Pooled Separate Accounts, Alliance Growth Equity (Separate Account No. 4), Alliance Aggressive Equity (Separate Account No. 3) and Alliance Balanced (Separate Account No. 10), Separate Account No. 51 and Separate Account No. 66 as well as the financial statements of Equitable Life are included in the SAI. The financial statements for EQ Advisors Trust are in the SAI for EQ Advisors Trust.

2  INVESTMENT OPTIONS

10
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INVESTMENT OPTIONS

We offer SIXTEEN INVESTMENT OPTIONS under the contract: thirteen investment funds we call the "Funds" and the other three are Guaranteed Options.


THE FUNDS

Each Fund has a different investment objective. The Funds try to meet their investment objectives by investing either in a portfolio of securities or by holding mutual fund shares. We cannot assure you that any of the Funds will meet their investment objectives.

THE ALLIANCE GROWTH EQUITY FUND

OBJECTIVE

The Alliance Growth Equity Fund seeks to achieve long-term growth of capital by investing in the securities of companies that we believe will share in the growth of our nation's economy - and those of other leading industrialized countries - over a long period. The Fund maintains its own portfolio of securities.

INVESTMENT STRATEGIES


The Alliance Growth Equity Fund invests primarily in common stocks. The Fund generally invests in securities of intermediate and large sized companies, but may invest in stocks of companies of any size. At times, the Fund may invest its equity holdings in a relatively small number of issuers, provided that no investment causes more than 10% of the Growth Equity Fund's assets to be invested in the securities of one issuer.


The Alliance Growth Equity Fund also may invest smaller amounts in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Fund also may invest in non-equity investments, including non-participating and non-convertible preferred stocks, bonds and debentures. The Fund's non-equity investments could be substantial if we believe that the Fund will not meet its investment objectives by buying common stock and other equity-type securities. The Fund also may invest up to 10% of its total assets in restricted securities (securities not freely traded) and up to 15% of its total assets in foreign securities (securities of established foreign companies without substantial business in the United States.)

As a defensive strategy, the Alliance Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments, either directly or through our Separate Account No. 2A, which invests in such securities. The Fund would not be pursuing its investment objective when using this temporary defensive strategy.

RISKS OF INVESTMENT STRATEGIES

See "Risks of Investing in the Funds," below, for information on the risks associated with an investment in the Funds generally, and in the Alliance Growth Equity Fund specifically.

THE ALLIANCE AGGRESSIVE EQUITY FUND

OBJECTIVES

The Alliance Aggressive Equity Fund seeks to achieve long-term capital growth, consistent with investment quality, by investing primarily in securities of medium and smaller sized companies (with capitalization generally between $100 million and $5.0 billion) that we believe have greater growth potential than larger companies. The Fund maintains its own portfolio of securities.

INVESTMENT STRATEGIES

The Alliance Aggressive Equity Fund invests primarily in common stocks of medium and smaller sized companies. The Fund may also invest in securities not generally defined as growth stocks, but with unusual value or earnings potential. For example, the Fund may seek opportunities for capital growth by investing in companies (a) believed to be in cyclical industries; (b) whose securities are temporarily undervalued; (c) in special situations; (d) that are younger but not widely known; or (e) doing business in countries whose economies are expanding. The Fund may also invest in foreign companies without substantial business in the

11
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United States. The Fund may invest in other equity-type investments, and may at times be less diversified than a traditional equity portfolio.

The Fund may also invest in short-term debt securities such as corporate notes, and temporarily invest in money market investments, including our Separate Account No. 2A. Additionally, the Fund may invest up to 10% of its total assets in restricted securities.

RISKS OF INVESTMENT STRATEGIES

See "Risks of Investing in the Funds", below, for information on the risks associated with an investment in the Funds generally, and in the Alliance Aggressive Equity Fund specifically. Note, however, that due to the Alliance Aggressive Equity Fund's aggressive investment policies and less diversified investments, this Fund provides greater growth potential and greater risk than the Alliance Growth Equity and Alliance Balanced Funds. As a result, you should consider limiting the amount allocated to this Fund, particularly as you near retirement.

THE ALLIANCE BALANCED FUND

OBJECTIVES

The Alliance Balanced Fund seeks both appreciation of capital and current income by investing in a diversified portfolio of common stocks, other equity-type securities and longer-term fixed income securities. The Fund also seeks current income by investing in publicly traded debt securities and short-term money market instruments. The Fund maintains its own portfolio of securities.

INVESTMENT STRATEGIES

The Alliance Balanced Fund varies the portion of its assets invested in each type of security in accordance with our evaluation of economic conditions, the general level of common stock prices, anticipated interest rates and other relevant considerations, including our assessment of the risks associated with each investment medium.

In general, the Fund invests the greatest portion of it's assets in equity securities. During each of the past ten years, the Fund invested between 43% and 86% of its assets in equity securities, including equity-type securities such as convertible preferred stocks or convertible debt instruments.

The Fund's investment in non-money market debt securities consists primarily of
(a) publicly-traded securities issued or guaranteed by the United States Government or its agencies or instrumentalities and (b) corporate fixed income securities, including, but not limited to, bank obligations, notes, asset-backed securities, mortgage pass-through obligations, collateralized mortgage obligations, zero coupon bonds, and preferred stock. The Fund may also buy debt securities with equity features such as conversion or exchange rights, warrants for the acquisition of stock, or participations based on revenues, sales or profits. The Fund only invests in investment grade non-money market debt securities, i.e., those rated, at the time of acquisition, BBB or higher by Standard & Poor's Corporation (S&P) or Baa or higher by Moody's Investors Services, Inc. (Moody's) or, if unrated, are of comparable investment quality. The average maturity of the debt securities held by the Fund varies according to market conditions and the stage of interest rate cycles. The Fund may realize gains on debt securities when such action is considered advantageous in light of existing market conditions.

The Fund also may invest (a) up to 10% of its total assets in restricted securities; (b) in foreign companies without substantial business in the United States; (c) in repurchase agreements; and (d) in money market securities, either directly or through our Separate Account No. 2A. The Fund may also purchase and sell securities on a when-issued or delayed delivery basis.

Finally, the Fund may (a) invest in put and call options and (b) trade in stock index or interest rate futures, and foreign currency forward contracts, for hedging purposes only. In option transactions, the economic benefit will be offset by the cost of the option, while any loss would be limited to such cost. The Fund also enters into hedging transactions. These transactions are undertaken only when any required regulatory procedures have been completed and when

12
--------------------------------------------------------------------------------

economic and market conditions indicate that such transactions would serve the best interests of the Fund.

RISKS OF INVESTMENT STRATEGIES

See "Risks of Investing in the Funds", below, for information on the risks associated with an investment in the Funds generally, and in the Alliance Balanced Fund specifically.

INVESTMENT MANAGER

We manage the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds. We currently use the personnel and facilities of Alliance Capital Management L.P. ("Alliance") for portfolio management, securities selection and transaction services. We are the indirect majority-owners of Alliance, a publicly-traded limited partnership. We and Alliance are each registered investment advisers under the Investment Advisers Act of 1940.


Alliance acts as investment adviser to various separate accounts of Equitable Life and other affiliated insurance companies. Alliance also provides investment management and advisory services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. As of December 31, 1999, Alliance had total assets under management of $368 billion. Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.


The Investment Committee of our Board of Directors must authorize or approve the securities held in the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds. Subject to the Investment Committee's broad supervisory authority, our investment officers and managers have complete discretion over the assets of these Funds and have been given discretion as to sales and, within specified limits, purchases of stocks, other equity securities and certain debt securities. When an investment opportunity arises that is consistent with the objectives of more than one account, we allocate investment opportunities among accounts in an impartial manner based on certain factors such as investment objective and current investment and cash positions.


We, together with Equitable Life's parent company, own approximately 70% of the outstanding common stock of Donaldson, Lufkin & Jenrette, Inc. (DLJ). A DLJ subsidiary, Donaldson, Lufkin & Jenrette Securities Corporation, is one of the nation's largest investment banking and securities firms. Another DLJ subsidiary, Autranet, Inc., is a securities broker that markets independently originated research to institutions. Through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, DLJ supplies correspondent services, including order execution, securities clearance and other centralized financial services, to numerous independent regional securities firms and banks.

To the extent permitted by law and consistent with the Fund transaction practices discussed in the prospectus, and subject to the consent of Fund contractholders, the Funds may engage in securities and other transactions with the above entities or may invest in shares of the investment companies with which those entities have affiliations. In 1999, there were no such transactions through DLJ subsidiaries.

13
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EQ ADVISORS TRUST


EQ Advisors Trust is registered under the Investment Company Act of 1940. It is classified as an "open-end management investment company" more commonly called a mutual fund. EQ Advisors Trust issues different shares relating to each portfolio.

Equitable Life serves as the investment manager of EQ Advisors Trust. As such, Equitable Life oversees the activities of the investment advisers with respect to EQ Advisors Trust and is responsible for retaining or discontinuing the services of those advisers. (Prior to September, 1999 EQ Financial Consultants, Inc., the predecessor to AXA Advisors, LLC and an affiliate of Equitable Life, served as investment manager to EQ Advisors Trust.)

EQ Advisors Trust commenced operations on May 1, 1997. Prior to October 18, 1999 the Alliance portfolios were part of The Hudson River Trust. On October 18, 1999 these portfolios became corresponding portfolios of EQ Advisors Trust.

EQ Advisors Trust does not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on Trust shares are reinvested in full. The Board of Trustees of EQ Advisors Trust may establish additional portfolios or eliminate existing portfolios at any time. More detailed information about EQ Advisors Trust, the portfolio investment objectives, policies, restrictions risks, expenses, their Rule 12b-1 Plan relating to its Class 1B shares, and other aspects of its operations, appears in the prospectus for EQ Advisors Trust attached at the end of this prospectus or SAI which is available upon request.

The Alliance Global, Alliance Conservative Investors, Alliance Growth Investors, Calvert Socially Responsible, MFS Emerging Growth Companies, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Mercury World Strategy and BT Equity 500 Index Funds invest in corresponding portfolios of the EQ Advisors Trust. The investment results you will experience in any one of those investment funds will depend on the investment performance of the corresponding portfolios. The table below shows the names of the corresponding portfolios, their investment objectives, and their advisers.



------------------------------------------------------------------
                                     PORTFOLIO
                 -------------------------------------------------
  INVESTMENT
     FUND            NAME        OBJECTIVE           ADVISER
------------------------------------------------------------------
 Alliance        Alliance       Long-term      Alliance
 Global Fund     Global         growth of
                 portfolio      capital
------------------------------------------------------------------
 Alliance        Alliance       High total     Alliance
 Conservative    Conservative   return
 Investors       Investors      without
 Fund            portfolio      undue risk
                                to principal
------------------------------------------------------------------
 Alliance        Alliance       High total     Alliance
 Growth          Growth         return
 Investors       Investors      consistent
 Fund            portfolio      with
                                reasonable
                                risk
------------------------------------------------------------------
 Calvert         Calvert        Long-term      Calvert Asset
 Socially        Socially       capital        Management
 Responsible     Responsible    appreciation   Company, Inc.
 Fund            portfolio                     and Brown
                                               Capital
                                               Management, Inc.
------------------------------------------------------------------
 MFS             MFS            Long-term      Massachusetts
 Emerging        Emerging       growth of      Financial Services
 Growth          Growth         capital        Company
 Companies       Companies      appreciation
 Fund            portfolio
------------------------------------------------------------------
 MFS             MFS            Long-term      Massachusetts
 Research        Research       growth of      Financial Services
 Fund            portfolio      capital and    Company
                                future
                                income
------------------------------------------------------------------
 Warburg         Warburg        Long-term      Warburg Pincus
 Pincus Small    Pincus Small   capital        Asset
 Company         Company        appreciation   Management, Inc.
 Value Fund      Value
                 portfolio
------------------------------------------------------------------
 T. Rowe Price   T. Rowe        Substantial    T. Rowe Price
 Equity          Price Equity   dividend       Associates, Inc.
 Income Fund     Income         income and
                 portfolio      capital
                                appreciation
------------------------------------------------------------------
 Mercury         Mercury        High total     Mercury Asset
 World           World          investment     Management, US
 Strategy Fund   Strategy       return
                 portfolio
------------------------------------------------------------------
 BT Equity       BT Equity      Replicate      Bankers Trust
 500 Index       500 Index      the total      Company
 Fund            portfolio      return of
                                the S&P
                                500 Index
------------------------------------------------------------------

14
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PLEASE REFER TO THE PROSPECTUS AND SAI OF EQ ADVISORS TRUST FOR A MORE DETAILED
DISCUSSION OF INVESTMENT OBJECTIVES AND STRATEGIES, ADVISERS, RISK FACTORS AND OTHER INFORMATION CONCERNING THE TRUST AND ITS PORTFOLIOS.

RISKS OF INVESTING IN THE FUNDS

All of the Funds invest in securities of one type or another. You should be aware that any investment in securities carries with it a risk of loss, and you could lose money investing in the Funds. The different investment objectives and policies of each Fund may affect the return of each Fund and the risks associated with an investment in that Fund.

Additionally, market and financial risks are inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer, but affect the way markets, and securities within those markets, perform. Market risks can be described in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations.


The risk factors associated with an investment in the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds are described below. See the SAI for additional information regarding certain investment techniques used by these Funds. See the EQ Advisors Trust prospectus for risks and factors and investment techniques associated with an investment in the Alliance Global, Alliance Conservative Investors, Alliance Growth Investors, Calvert Socially Responsible, MFS Emerging Growth Companies, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Mercury World Strategy and BT Equity 500 Index Funds.


Important factors associated with an investment in the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds are discussed below.

COMMON STOCK. Investing in common stocks and related securities involves the risk that the value of the stocks or related securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the Fund's investments - and, therefore, the value of the Fund's units - to fluctuate.

SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES. The Alliance Aggressive Equity Fund invests primarily in the securities of medium and smaller sized companies, although the Alliance Growth Equity and Alliance Balanced Funds may also make these investments. The securities of small and medium sized, less mature, lesser known companies involves greater risks than those normally associated with larger, more mature, well-known companies. Therefore, consistent earnings may not be as likely in small companies as in large companies.

The Funds also run a risk of increased and more rapid fluctuations in the value of its investments in securities of small or medium sized companies. This is due to the greater business risks of small size and limited product lines, markets, distribution channels, and financial and managerial resources. Historically, the price of small (less than $2 billion) and medium (between $2 and $10 billion) capitalization stocks and stocks of recently organized companies have fluctuated more than the larger capitalization stocks and the overall stock market. One reason is that small- and medium-sized companies have less certain prospects for growth, a lower degree of liquidity in the markets for their stocks, and greater sensitivity to changing economic conditions.

NON-EQUITY SECURITIES. Investing in non-equity securities, such as bonds and debentures, involves the risk that the value of these securities held by the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds - and, therefore, the value of the Fund's units - will fluctuate with changes in interest rates (interest rate risk) and the

15
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perceived ability of the issuer to make interest or principal payments on time
(credit risk). Moreover, convertible securities, such as convertible preferred stocks or convertible debt instruments, contain both debt and equity features, and may lose significant value in periods of extreme market volatility.

FOREIGN INVESTING. Investing in securities of foreign companies that may not do substantial business in the United States involves additional risks, including risk of loss from changes in the political or economic climate of the countries in which these companies do business. Foreign currency fluctuations, exchange controls or financial instability could cause the value of the Alliance Growth Equity, Aggressive Equity and Balanced Funds' foreign investments to fluctuate. Additionally, foreign accounting, auditing and disclosure standards may differ from domestic standards, and there may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. As a result, the Fund's foreign investments may be less liquid and their prices may be subject to greater fluctuations than comparable investments in securities of U.S. issuers.

RESTRICTED SECURITIES. Investing in restricted securities involves additional risks because these securities generally (1) are less liquid than non-restricted securities and (2) lack readily available market quotations. Accordingly, the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds may be unable to quickly sell its restricted security holdings at fair market value.

The following discussion describes investment risks unique to either the Alliance Growth Equity Fund, Alliance Aggressive Equity Fund or the Alliance Balanced Fund.


INVESTMENT CONCENTRATION. Concentrating the Alliance Growth Equity Fund's equity holdings in the stocks of a few companies increases the risk of loss, because a decline in the value of one of these stocks would have a greater impact on the Fund. As of December 31, 1999, the Fund held 29.7% of its net assets in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.


AGGRESSIVE INVESTMENT POLICIES. Due to the Alliance Aggressive Equity Fund's aggressive investment policies and less diversified investments, this Fund provides greater growth potential and greater risk than the Alliance Growth Equity and Alliance Balanced Funds. As a result, you should consider limiting the amount allocated to this Fund, particularly as you near retirement.

ASSET ALLOCATION POLICIES. The Alliance Balanced Fund varies the portion of it's assets invested in equity and non-equity securities with our evaluation of various factors. The Fund is subject to the risk that we may incorrectly predict changes in the relative values of the stock and bond markets.

DEBT SECURITIES SUBJECT TO PREPAYMENT RISKS. Mortgage pass-through securities and certain collateralized mortgage obligations, asset-backed securities and other debt instruments in which the Alliance Balanced Fund may invest are subject to prepayments prior to their stated maturity. The Fund, however, is unable to accurately predict the rate at which prepayments will be made, as that rate may be affected, among other things, by changes in generally prevailing market interest rates. If prepayments occur, the Fund suffers the risk that it will not be able to reinvest the proceeds at as high a rate of interest as it had previously been receiving. Also, the Fund will incur a loss to the extent that prepayments are made for an amount that is less than the value at which the security was then being carried by the fund. Moreover, securities that may be prepaid tend to increase in value less during times of declining interest rates, and to decrease in value more during times of increasing interest rates, than do securities that are not subject to prepayment.

WHEN-ISSUED AND DELAYED DELIVERY SECURITIES. The Alliance Balanced Fund may purchase and sell securities on a when-issued or delayed delivery basis. In these transactions, securities are purchased or sold by a Fund with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. However, the market value of such securities at the time of settlement may

16
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be more or less than the purchase price then payable. The Fund will sell on a forward settlement basis only securities it owns or has the right to acquire.

DEBT INSTRUMENTS ISSUED BY SCHEDULE B BANKS. The Alliance Balanced Fund may invest in debt instruments issued by Schedule B Banks, which are foreign branches of United States banks. Schedule B Banks are not required to maintain the same financial reserves which are required of United States banks, but Schedule B Bank certificates of deposit are fully guaranteed by the U.S. parent of the issuing bank. Debt instruments issued by Schedule B Banks may include certificates of deposit and time deposits of London branches of United States banks ("Eurodollars"). Eurodollar investments are subject to the types of risks associated with foreign securities. London branches of the United States banks have extensive government regulation which may limit both the amount and the type of loans and interest rates. In addition, the banking industry's profitability is closely linked to prevailing money market conditions for financing lending operations. Both general economic conditions and credit risks play an important part in the operations of the banking industry. United States banks are required to maintain reserves, are limited in how much they can loan to a single borrower and are subject to other regulations to promote financial soundness. Not all of these laws and regulations apply to foreign branches of United States banks.

HEDGING TRANSACTIONS. The Alliance Balanced Fund may engage in hedging transactions which are designed to protect against anticipated adverse price movements in securities owned or intended to be purchased by the Fund. When interest rates go up, the market value of outstanding debt securities declines and vice versa. In recent years the volatility of the market for debt securities has increased significantly, and market prices of longer-term obligations have been subject to wide fluctuations, particularly as contrasted with those of short-term instruments. The Fund will take certain risks into consideration when determining which, if any, options or financial futures contracts it will use. If the price movements of hedged portfolio securities are in fact favorable to the Fund, the hedging transactions will tend to reduce and may eliminate the economic benefit to the Fund which otherwise would result. Also, the price movements of options and futures used for hedging purposes may not correlate as anticipated with price movements of the securities being hedged. This can make a hedge transaction less effective than anticipated and could result in a loss. The options and futures markets can sometimes become illiquid and the exchanges on which such instruments are traded may impose trading halts or delays on the exercise of options and liquidation of futures positions in certain circumstances. This could in some cases operate to the Fund's detriment.

ADDITIONAL INFORMATION ABOUT THE FUNDS

CHANGE OF INVESTMENT OBJECTIVES

We can change the investment objectives of the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds if the New York State Insurance Department approves the change.


The investment objectives of the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors portfolios can only be changed by a majority vote of shareholders of those portfolios. See "Voting Rights." The investment objectives of the Calvert Socially Responsible, MFS Emerging Growth Companies, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Mercury World Strategy and BT Equity 500 Index Funds of the EQ Advisors Trust may be changed by the Board of Trustees of the EQ Advisors Trust without the approval of shareholders.


VOTING RIGHTS

No voting rights apply to any of the separate accounts or to the Guaranteed Options. We do, however, have the right to vote shares of the EQ Advisors Trust held by the funds.


If EQ Advisors Trust holds a meeting of shareholders, we will vote the shares of the EQ Advisors Trust allocated to the Alliance Global, Alliance Conservative Investors, Alliance Growth Investors, Calvert Socially Responsible, MFS Emerging Growth Companies, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income,

17
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Mercury World Strategy and BT Equity 500 Index Funds in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Funds holding the shares as of the record date for the shareholders meeting. We will vote the shares for which no instructions have been received in the same proportion as we vote shares for which we have received instructions. Employers, participants or trustees will receive: (1) periodic reports relating to the EQ Advisors Trust and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.


Currently, we control EQ Advisors Trust. The Trust's shares are held by other separate accounts of ours and by separate accounts of insurance companies unaffiliated with us. We generally will vote shares held by these separate accounts which will generally be voted according to the instructions of the owners of insurance policies and contracts funded through those separate accounts, thus diluting the effect of your voting instructions.

THE GUARANTEED OPTIONS

We offer three different Guaranteed Options:
o   two Guaranteed Rate Accounts (GRAs), and
o   our Money Market Guarantee Account.

We guarantee the amount of your contributions to the Guaranteed Options and the interest credited. Contributions to the Guaranteed Options become part of our general account, which supports all of our insurance and annuity guarantees as well as our general obligations. The general account, as part of our insurance and annuity operations, is subject to regulation and supervision by the Insurance Department of the State of New York and to insurance laws and regulations of all jurisdictions in which we are authorized to do business.

Your investment in a Guaranteed Option is not regulated by the Securities and Exchange Commission, and the following discussion about the Guaranteed Options has not been reviewed by the staff of the SEC. The discussion, however, is subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements made.

GUARANTEED RATE ACCOUNTS


We offer a GRA that matures in three years (3-year GRA) or a GRA that matures in five years (5-year GRA). Your contributions to the GRAs earn the guaranteed interest rate then in effect when your contribution is credited to your plan account. The interest rate is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. See "Charges and Expenses."


You can make new contributions or transfer amounts from other investment options to a GRA at the current guaranteed rate at any time. New guaranteed rates are offered each Wednesday and are available for a seven-day period. You may call the AIM System to obtain our current GRA rates. You earn interest from the day after your contribution or transfer is credited through the maturity date of the GRA. See "Maturing GRAs" in the SAI for more information. The amount of your contribution and interest that is guaranteed is subject to any penalties applicable upon premature withdrawal. See "Premature Withdrawals and Transfers from a GRA" in the SAI.


RESTRICTIONS ON WITHDRAWALS AND TRANSFERS

o You may not transfer from one GRA to another or from a GRA to another investment option except at maturity.

o You may transfer other amounts at any time to a GRA at the current guaranteed rate.

o Withdrawals may be made from a GRA before maturity if: you are disabled; you attain age 70 1/2; you die; or you are not self-employed and your employment is terminated.


o You may not remove GRA funds before maturity to take a loan, hardship or other in-service withdrawal, as a result of a trustee-to-trustee transfer, or to receive benefits from a terminated plan.

18
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o   Certain other withdrawals prior to maturity are permitted, but may be subject to penalty. See "Procedures for Withdrawals, Distributions and Transfers from a GRA" in the SAI.

MONEY MARKET GUARANTEE ACCOUNT


All contributions to the Money Market Guarantee Account earn the same rate of interest. The rate changes monthly and is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees and charges. The rate will approximate current market rates for money market mutual funds minus these fees. You may call the AIM System to obtain the current monthly rate. On January 1 each year we set an annual minimum rate for this Account. The minimum guaranteed interest rate for 2000 is 2.5% (before fees).


Contributions may be made at any time and will earn the current rate from the day after the contribution is credited through the end of the month or, if earlier, the day of transfer or withdrawal. Your balance in the Money Market Guarantee Account at the end of the month automatically begins receiving interest at the new rate until transferred or withdrawn.

DISTRIBUTIONS, WITHDRAWALS, AND TRANSFERS. You may effect distributions, withdrawals and transfers, without penalty, at any time permitted under your plan. We do not impose penalties on distributions, withdrawals or transfers.

3  HOW WE VALUE YOUR ACCOUNT BALANCE IN THE FUNDS

19
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When you invest in a Fund, your contribution or transfer is used to purchase
"units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

On any given day, your account value in any Fund equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions from any Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.

For a description of how Fund unit values are computed, see "How We Compute Unit Values for the Funds" in the SAI.

4  TRANSFERS AND ACCESS TO YOUR ACCOUNT

20
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TRANSFERS AMONG INVESTMENT OPTIONS

You may transfer some or all of your amounts among the investment options if you participate in the Members Retirement Plan. Participants in other plans may make transfers as allowed by the plan.

No transfers from the GRAs to other investment options are permitted prior to maturity. Transfers to the GRAs, and to or from the Money Market Guarantee Account and the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds, are permitted at any time. Transfers from remaining Funds are permitted at any time except if there is any delay in redemptions from the corresponding portfolio of EQ Advisors Trust.


MARKET TIMING

You should note that the product is not designed for professional "market timing" organizations, or other organizations or individuals engaging in market timing, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying mutual fund portfolio. Market timing strategies are disruptive to the underlying mutual fund portfolios in which the variable investment options invest. If we determine that your transfer patterns among the variable investment options reflect a market timing strategy, we reserve the right to take action including, but not limited to: restricting the availability of transfers through telephone requests, facsimile transmissions, automated telephone services, internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent acting under a power of attorney who is acting on behalf of more than one owner.

OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM (AIM)


Participants may use our automated AIM System to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use the AIM System, you must have a touch-tone telephone. We assign a personal security code ("PSC") number to you after we receive your completed enrollment form.

We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using the AIM System. The procedures require personal identification information, including your PSC number, prior to acting on telephone instructions, and providing written confirmation of the transfers. Thus, we will not be liable for following telephone instructions we reasonably believe to be genuine.

A transfer request will be effective on the business day we receive the request. We will confirm all transfers in writing.


We reserve the right to limit access to this service if we determine that you are engaged in a market timing strategy (see "Market timing" above).


--------------------------------------------------------------------------------
A business day is any day on which both the New York Stock Exchange and we are open, and generally ends at 4:00 p.m. Eastern Time. We may, however, close due to emergency conditions.
--------------------------------------------------------------------------------

PARTICIPANT LOANS

Participant loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer.

Loans are subject to restrictions under Federal tax laws and ERISA. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives. A loan may not be taken from the Guaranteed Rate Accounts prior to maturity. If a participant is married, written spousal consent will be required for a loan.

If you are a sole proprietor, 10% or more partner, or a shareholder-employee of an S Corporation who owns more than 5% of the shares (or a family member of any of the above as defined under Federal income tax laws), you presently may not borrow from your vested account balance without first obtaining a prohibited transaction exemption from the Department of Labor. Participants should consult with their attorneys or tax advisors regarding the advisability and procedures for obtaining such an exemption.

Generally, the loan amount will be transferred from the investment options into a loan account. The participant must

21
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repay the amount borrowed with interest as required by federal income tax rules.
If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.

CHOOSING BENEFIT PAYMENT OPTIONS

The Program offers a variety of benefit payment options. If you are a participant in a self-directed or individually-designed plan, ask your employer for details. Once you are eligible, your plan may allow you a choice of one or more of the following forms of distribution:

o   Qualified Joint and Survivor Annuity

o   Joint and Survivor Annuity Options, some with optional Period Certain

o   Lump Sum Payment

o   Installment Payments

o   Life Annuity

o   Life Annuity - Period Certain

o   Cash Refund Annuity

All of these options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

--------------------------------------------------------------------------------
The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Alliance Growth Equity Fund.
--------------------------------------------------------------------------------

See "Types of Benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for Withdrawals, Distributions and Transfers" in the SAI.

We provide the fixed and variable annuity options. Payments under variable annuity options reflect investment performance of the Alliance Growth Equity Fund.

The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases an annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity. If we give any group pension client with a qualified plan a better annuity purchase rate than those currently guaranteed under the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case.

SPOUSAL CONSENT


If a participant is married and has an account balance greater than $5,000, federal law generally requires payment of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal Consent Requirements" under "Types of Benefits" in the SAI. Certain self-directed prototypes and individually designed plans are not subject to these requirements.


BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

o If you die before the entire benefit due you has been paid, the remainder of your benefits will be paid to your beneficiary.

o If you die before you are required to begin receiving benefits, the law requires your entire benefit to be distributed no more than five years after your death. There are exceptions - (1) A beneficiary who is not your spouse may elect payments over his/her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of your death. (2) If your benefit is payable to your spouse, your spouse may elect to receive benefits over his/her life or a period certain which does not exceed his or her life expectancy beginning any time up to the date you would have attained age 70 1/2 or, if later, one year after your death, or (3) Your spouse may be able to roll over all or part of the death benefit to a traditional (not Roth) individual retirement arrangement.

o If at your death you were already receiving annuity benefits, your beneficiary will receive the survivor benefits, if any, under the form of the annuity selected. If an annuity benefit was not selected, your beneficiary can continue to receive benefits based on the payment option you selected or can select a different payment option so long as payments are made at least as rapidly as with the payment option you originally selected.

22
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o   To designate a beneficiary or to change an earlier designation, have your employer send us your completed beneficiary designation form. Your spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Procedures for Withdrawals, Distributions and Transfers - Spousal Consent Requirements" in the SAI.

Under the Members Retirement Plan, on the day we receive proof of your death, we automatically transfer your Account Balance in the Funds to the Money Market Guarantee Account unless your beneficiary instructs otherwise. All amounts are held until your beneficiary requests a distribution or transfer. Our Account Executives can explain these and other requirements affecting death benefits.

5  THE PROGRAM

23
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This section explains the Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Adoption Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer. The Program is described in the prospectus solely to provide a more complete understanding of how the Funds and GRAs operate within the Program. The Program itself is not registered under the Securities Act of 1933.

The Members Retirement Program consists of several types of retirement plans and two retirement plan Trusts, the Master Trust and the Pooled Trust. Each of the Trusts invests exclusively in the contract described in this prospectus. The Program is sponsored by Equitable Life. The Program had 10,180 participants and approximately $210 million in assets at December 31, 1999.


Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How To Reach Us - Information on Joining the Program" on the back cover of the prospectus.

SUMMARY OF PLAN CHOICES

You have a choice of three retirement plan arrangements under the Program. You can:


o Choose, the MEMBERS RETIREMENT PLAN - which automatically gives you a full range of services from Equitable Life. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Members Retirement Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.


--------------------------------------------------------------------------------
The Members Retirement Plan is a defined contribution master plan that can be adopted as a profit sharing plan (including optional 401(k), SIMPLE 401(k) and safe harbor 401(k) features), a defined contribution pension plan, or both.
--------------------------------------------------------------------------------

o Choose the SELF-DIRECTED PROTOTYPE PLAN - which gives you added flexibility in choosing investments. This is a defined contribution prototype plan which can be used to combine the Program investment options with your own individual investments such as stocks and bonds. With this plan you must adopt our Pooled Trust and maintain a minimum balance of $25,000 at all times.

    You must arrange separately for plan level accounting and brokerage services. We provide recordkeeping services only for plan assets held in the Pooled Trust. You can use any plan recordkeeper or you can arrange through us to hire Trustar Retirement Services at a special rate. You can also arrange through us brokerage services from our affiliate, DLJ Direct, at special rates or use the services of any other broker.

--------------------------------------------------------------------------------
The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
--------------------------------------------------------------------------------

o Maintain our POOLED TRUST FOR INDIVIDUALLY DESIGNED PLANS - and use our Pooled Trust for investment options in the Program and your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans. We provide participant-level or plan-level recordkeeping services for plan assets in the Pooled Trust.

Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.

24
--------------------------------------------------------------------------------

GETTING STARTED


If you choose the Members Retirement Plan, you as the employer or trustee must complete an Adoption Agreement.

If you choose the Self-Directed Prototype Plan, you must complete the Prototype Plan adoption agreement as well as an Adoption Agreement in order to use the Pooled Trust.


As an employer, you are responsible for the administration of the plan you choose. If you have a Self-Directed Prototype Plan, you are also responsible for appointing a plan trustee. Please see "Your Responsibilities as Employer" in the SAI.

HOW TO MAKE PROGRAM CONTRIBUTIONS

Contributions must be in the form of a check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to Equitable Life. All contribution checks should be sent to Equitable Life at the address shown "For Contribution Checks Only" in the "Information Once You Join the Program" section under "How to Reach Us" in this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.

All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed. Contributions are only accepted from the employer. Employees may not send contributions directly to the Program.

There is no minimum amount which must be contributed for investment if you adopt the Members Retirement Plan, or if you have your own individually designed plan that uses the Pooled Trust. If you adopt our self-directed prototype plan, you must, as indicated above, keep at least $25,000 in the Pooled Trust at all times.

ALLOCATING PROGRAM CONTRIBUTIONS

Under the Members Retirement Plan participants make all of the investment decisions.

Investment decisions in the Self-Directed Prototype Plan and individually designed plans are made either by the participant or by the plan trustees depending on the terms of the plan.

Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. You may allocate employer contributions in different percentages than your employee contributions. The allocation percentages you elect for employer contributions will automatically apply to 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. The allocation percentages you elect for employee contributions will automatically apply to both your post-tax employee contributions and your 401(k) salary deferral contributions.

IF WE DO NOT RECEIVE ADEQUATE INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT UNTIL WE ARE PROPERLY INSTRUCTED OTHERWISE.

WHEN TRANSACTION REQUESTS ARE EFFECTIVE. Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. Distribution requests are also effective on the business day they are received unless, as in the Members Retirement Plan, there are plan provisions to the contrary. Transaction requests received after the end of a business day will be credited the next business day. Processing of any transaction may be delayed if a properly completed form is not received.


Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and instructions, and the new or amended plan opinion/IRS determination letter, or adequate proof of this letter.

25
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DISTRIBUTIONS FROM THE INVESTMENT OPTIONS

Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules Applicable to Participant Distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax Information."

AMOUNTS IN THE FUNDS AND MONEY MARKET GUARANTEE ACCOUNT. These are generally available for distribution at any time, subject to the provisions of your plan. Distributions from the Money Market Guarantee Account and the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds are permitted at any time. Distributions from remaining Funds are permitted at any time except if there is any delay in redemptions from the corresponding portfolio of EQ Advisors Trust, as applicable.


AMOUNTS IN THE GUARANTEED RATE ACCOUNTS. Withdrawals generally may not be taken from GRAs prior to maturity. See "Guaranteed Rate Accounts."


Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.

IF YOUR PLAN IS AN EMPLOYER OR TRUSTEE-DIRECTED PLAN, YOU AS THE EMPLOYER ARE RESPONSIBLE FOR ENSURING THAT THERE IS SUFFICIENT CASH AVAILABLE TO PAY BENEFITS.

RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS

In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the federal income tax treatment of distributions and benefit payment options is provided in "Tax Information" in this prospectus and the SAI. You should discuss your options with a qualified financial advisor. Our Account Executives also can be of assistance.

In general, under the Members Retirement Plan or our Self-Directed Prototype Plan, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Benefit Payment Options" under "Transfers and Access to Your Money," and "Tax Information" for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 70 1/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 70 1/2 or retirement from the employer sponsoring the plan.

o You may withdraw all or part of your Account Balance under the Members Retirement Plan attributable to post-tax employee contributions at any time, provided that you withdraw at least $300 at a time (or, if less, your entire post-tax Account Balance).

o If you are married, your spouse must generally consent in writing before you can make any type of withdrawal except to purchase a Qualified Joint or a Survivor Annuity. Self-employed persons may generally not receive a distribution prior to age 59 1/2.

26
--------------------------------------------------------------------------------

o Employees may generally not receive a distribution prior to separation from service.

o Hardship withdrawals before age 59 1/2 may be permitted under 401(k) and certain other profit sharing plans.

Under an individually designed plan and our self-directed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan. See "Procedures for Withdrawals, Distributions and Transfers" in the SAI for a more detailed discussion of these general rules.

Generally you may not make withdrawals from the Guaranteed Rate Accounts prior to maturity. See "The Guaranteed Rate Accounts."

6  PERFORMANCE INFORMATION

27
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The investment performance of the Funds reflects changes in unit values experienced over time. The unit value calculations for the Funds include all earnings, including dividends and realized and unrealized capital gains. Unlike the typical mutual fund, the Funds reinvest, rather than distribute, their earnings.


The following tables show the annual percentage change in Fund unit values, and the average annual percentage change in Fund unit values, for the periods ended December 31, 1999. You may compare the performance results for each Fund with the data presented for certain unmanaged market indices, or "benchmarks."


Performance data for the benchmarks do not reflect any deductions for investment advisory, brokerage or other expenses of the type typically associated with an actively managed investment fund. This overstates their rates of return and limits the usefulness of the benchmarks in assessing the performance of the Funds. The benchmark results have been adjusted to reflect reinvestment of dividends and interest for greater comparability. The benchmarks are:

o Standard and Poor's 500 Index ("S&P 500") - a weighted index of the securities of 500 companies widely regarded by investors as representative of the stock market.

o Standard & Poor's MidCap 400 (Total Return) Index (S&P MidCap TR) - a market-weighted index with each stock affecting the index in proportion to its market value. It consists of 400 domestic stocks chosen for market size (median market capitalization falls in the $200 million to $5 billion range), liquidity, and industry group representation.

o Lehman Aggregate Index - a bond index which includes fixed rate debt issues rated investment grade or higher by Moody's Investors Service, Standard and Poor's Corporation, or Fitch Investor's Service, in that order. All issues have at least one year to maturity and an outstanding par value of at least $100 million for U.S. Government issues and $50 million for all others.

o Lehman Government/Corporate Bond Index (Lehman) - an index widely regarded by investors as representative of the bond market.

o Lehman Treasury Bond Index (Lehman Treasury) - a bond index which includes all public obligations of the U.S. Treasury (excluding foreign targeted issues).


o Morgan Stanley Capital International World Index (MSCI World) - an arithmetical average weighted by market value of the performance of 1,520 companies listed on the stock exchanges of the United States, Europe, Canada, Australia, New Zealand and the Far East


o Consumer Price Index (Urban Consumers - not seasonally adjusted)(CPI) - an index of inflation.

The annual percentage change in unit values represents the percentage increase or decrease in unit values from the beginning of one year to the end of that year. The average annual rates of return are time-weighted, assume an investment at the beginning of each period, and include the reinvestment of investment income.

Historical results are presented for all Funds for the periods during which the Funds were available under the Program. Hypothetical results also were calculated for prior periods for the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors Funds. These became available under the Program on July 1, 1993. The performance figures prior to that date for these Funds reflect (1) hypothetical performance based on the actual performance of the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors portfolios, respectively, from the date each commenced operations and
(2) the deduction of the Program Expense Charge, the financial accounting fee and the daily accrual of direct expenses attributable to the Alliance Growth Equity Fund. After July 1, 1993, they reflect actual performance and, for 1993, annualized actual expenses. See: "Deductions and Charges".

See the attached EQ Advisors Trust prospectus for historical performance information regarding all portfolios. Such

28
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information does not reflect the Program Expense Charge that would reduce the results shown in the EQ Advisors Trust prospectus.

EQ Advisors Trust commenced operations on May 1, 1997. For periods prior to October 18, 1999 the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors portfolios were part of The Hudson River Trust. On October 18, 1999, these portfolios became corresponding portfolios of EQ Advisors Trust and any predecessors that it may have had.


The MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income and Mercury World Strategy Funds became available under the Program on August 1, 1997. The BT Equity 500 Index Fund became available on July 1, 1998. The BT Equity 500 Index portfolio commenced operations on December 31, 1997.

No historical results are presented for the Calvert Socially Responsible or MFS Emerging Growth Companies Funds because they first became available under the Program on May 1, 2000.


THE PERFORMANCE SHOWN DOES NOT REFLECT ANY RECORD MAINTENANCE AND REPORT OR ENROLLMENT FEES. NO PROVISIONS HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON DISTRIBUTION. PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE.

29
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ANNUAL PERCENT CHANGES IN FUND UNIT VALUES*


-----------------------------------------------------------------------------
                                             ANNUAL PERIOD ENDING LAST
                                                  BUSINESS DAY OF
-----------------------------------------------------------------------------
FUND                                 1990         1991        1992    1993
-----------------------------------------------------------------------------
Alliance Growth Equity              (12.3)%       50.4%       0.1%    18.0%
Alliance Aggressive Equity            7.5         85.1       (4.2)    13.1
Alliance Balanced                    (1.9)        39.7       (3.9)    10.8
Alliance Global                      (7.4)        29.1       (1.9)    30.8
Alliance Conservative Investors       5.0         18.4        4.3      9.4
Alliance Growth Investors             9.4         47.3        3.5     13.9
MFS Research                            -            -          -        -
Mercury World Strategy                  -            -          -        -
T. Rowe Price Equity Income             -            -          -        -
BT Equity 500 Index                     -            -          -        -
Warburg Pincus Small Co. Value          -            -          -        -
-----------------------------------------------------------------------------
COMPARATIVE INDICES
-----------------------------------------------------------------------------
S&P 500                              (3.1)%       30.5%       7.6%    10.1%
S&P Midcap TR                        (5.1)        50.1       11.9     13.9
S&P 500/Lehman Aggregate              2.9         23.2        7.5      9.9
(50%/50%)
MSCI World                          (17.0)        18.3       (5.2)    22.5
S&P 500/Lehman Treasury (30%/70%)     5.1         19.8        7.3     10.5
S&P 500/Lehman (70%/30%)              0.3         26.2        7.6     10.3
CPI                                   6.2          3.0        2.9      2.7
Russell 2000 Index                  (19.5)        46.1       18.4     18.9
Russell 2000 Value Index            (21.8)        41.7       29.1     23.8
-----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                  ANNUAL PERIOD ENDING LAST BUSINESS DAY OF
----------------------------------------------------------------------------------------------------
FUND                                 1994        1995       1996       1997        1998        1999
----------------------------------------------------------------------------------------------------
Alliance Growth Equity              (2.8)%       30.3%      16.4%      25.5%        (3.8)%     33.5%
Alliance Aggressive Equity          (5.1)        29.6       20.9       10.6        (14.5)      15.9
Alliance Balanced                   (9.2)        18.9       10.0       12.1         18.0       13.9
Alliance Global                      3.6         16.8       12.9       10.1         20.1       36.6
Alliance Conservative Investors     (5.9)        18.3        3.7       11.7         12.3        8.6
Alliance Growth Investors           (4.8)        24.2       11.0       15.2         17.5       24.8
MFS Research                           -            -          -          -         22.4       21.4
Mercury World Strategy                 -            -          -          -          5.3       19.7
T. Rowe Price Equity Income            -            -          -          -          7.6        2.1
BT Equity 500 Index                    -            -          -          -            -       18.7
Warburg Pincus Small Co. Value         -            -          -          -        (11.3)       0.4
----------------------------------------------------------------------------------------------------
COMPARATIVE INDICES
----------------------------------------------------------------------------------------------------
S&P 500                              1.3%        37.6%      23.0%      33.4%        28.6%      21.0%
S&P Midcap TR                       (3.6)        30.9       19.2       32.3         19.1       14.7
S&P 500/Lehman Aggregate            (0.8)        28.0       13.3       21.5         18.6        9.1
(50%/50%)
MSCI World                           5.1         20.7       13.5       15.8         24.3       24.9
S&P 500/Lehman Treasury (30%/70%)   (2.0)        24.1        8.8       16.7         15.6        4.2
S&P 500/Lehman (70%/30%)            (0.1)        32.1       16.9       26.3         22.9       13.8
CPI                                  2.7          2.9        3.3        1.9          1.6        2.7
Russell 2000 Index                  (1.8)        28.4       16.5       22.4         (2.6)      21.3
Russell 2000 Value Index            (1.6)        25.8       21.4       31.8         (6.5)      (1.5)
----------------------------------------------------------------------------------------------------
* Hypothetical performance shown in bold.

30
--------------------------------------------------------------------------------


AVERAGE ANNUAL PERCENTAGE
CHANGE IN FUND UNIT VALUES -
YEARS ENDING DECEMBER 31, 1999*



-----------------------------------------------------------------------------------
FUND                                    10 YEARS     5 YEARS     3 YEARS     1 YEAR
-----------------------------------------------------------------------------------
Alliance Growth Equity                    14.0%       19.6%       17.2%      33.5%
Alliance Aggressive Equity                13.4        11.4         3.1       15.9
Alliance Balanced                         10.1        14.5        14.7       13.9
Alliance Global                           14.3        19.0        21.8       36.6
Alliance Conservative Investors            8.3        10.8        10.9        8.6
Alliance Growth Investors                 15.5        10.8        19.1       24.8
MFS Research                                 -           -           -       21.4
Mercury World Strategy                       -           -           -       19.7
T. Rowe Price Equity Income                  -           -           -        2.1
BT Equity 500 Index                          -           -           -       18.7
Warburg Pincus Small Co. Value               -           -           -       (0.4)
-----------------------------------------------------------------------------------
COMPARATIVE INDICES
-----------------------------------------------------------------------------------
S&P 500                                   18.2%       28.6%       27.6%      21.0%
S&P Midcap TR                             17.3        23.1        21.8       14.7
S&P 500/Lehman Aggregate (50%/50%)        13.0        17.9        16.5        9.1
MSCI World                                11.4        19.8        21.6       24.9
S&P 500/Lehman Treasury (30%/70%)         10.8        13.6        12.1        4.2
S&P 500/Lehman (70%/30%)                  15.1        22.2        20.9       13.8
CPI                                        2.9         2.4         2.0        2.7
Russell 2000 Index                        13.4        16.7        13.1       21.3
Russell 2000 Value Index                  12.5        13.1         6.7       (1.5)
-----------------------------------------------------------------------------------
* Hypothetical performance shown in bold.


PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON DISTRIBUTION.

7  CHARGES AND EXPENSES

31
--------------------------------------------------------------------------------

You will incur two general types of charges under the Program:


(1) Charges imposed on amounts invested in the trust - these apply to all amounts invested in the trust (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the Funds or as reductions from the rates credited to the Guaranteed Options.


(1) Plan and transaction charges - these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the appropriate Funds and the dollars in the Guaranteed Options.

We deduct amounts for the 3-year or 5-year GRA from your most recent GRA.

We make no deduction from your contributions or withdrawals for sales expenses.

CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM

PROGRAM EXPENSE CHARGE


We assess the Program expense charge as a daily charge at an annual rate of 1.00% of your account balance held in the trust. The purpose of this charge is to cover the expenses that we incur in connection with the Program.

We apply the Program expense charge toward the cost of maintenance of the investment options, promotion of the Program, investment funds, guaranteed options, commissions, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. During 1999 we received $1,988,441 under the Program expense charge then in effect.


INVESTMENT MANAGEMENT AND ACCOUNTING FEES

The computation of unit values for each of the Funds named below also reflects fees charged for investment management and accounting. We receive fees for investment management services for the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds. The investment management and accounting fee covers the investment management and financial accounting services we provide for these Funds, as well as a portion of our related administrative costs. This fee is charged daily at an effective annual rate of
 .50% of the net assets of the Alliance Growth Equity and Balanced Funds and an effective annual rate of .65% for the Alliance Aggressive Equity Fund.

We receive fees for financial accounting services for the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors Funds. This fee is charged daily at an effective annual rate of .20% of the net assets of these Funds.

OTHER EXPENSES BORNE BY THE FUNDS


EQ ADVISORS TRUST ANNUAL EXPENSES. The Alliance Global, Alliance Conservative Investors and Alliance Growth Investors, Calvert Socially Responsible, MFS Emerging Growth Companies, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Mercury World Strategy and BT Equity 500 Index Funds are indirectly subject to investment management fees, 12b-1 (if applicable) fees and other expenses charged against assets of the corresponding portfolios of the EQ Advisors Trust. These expenses are described in the EQ Advisors Trust prospectus accompanying this prospectus.


OTHER EXPENSES. Certain costs and expenses are charged directly to the Funds. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports, proxy mailings, other mailing costs, legal expenses and (for the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors Funds only) custodians' fees and outside auditing expenses.

32
--------------------------------------------------------------------------------

PLAN AND TRANSACTION EXPENSES

MEMBERS RETIREMENT PLAN, PROTOTYPE SELF-DIRECTED PLAN AND INVESTMENT ONLY FEES

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee of $3.75 from your Account Balance. We reserve the right to charge varying fees based on the requested special mailings, reports and services given to your retirement plan.

ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.

PROTOTYPE SELF-DIRECTED PLAN FEES. Employers who participate in our Prototype Self-Directed Plan incur additional fees not payable to us, such as brokerage and administration fees.

INDIVIDUAL ANNUITY CHARGES


ANNUITY ADMINISTRATIVE CHARGE. If a participant elects an annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as, premium taxes in your state. Currently, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed on us varies by state and ranges from 0% to 5% (1% in Puerto Rico and 5% in the U.S. Virgin Islands).

We reserve the right to deduct any applicable charges such as premium taxes from each contribution or from distributions or upon termination of your contract. If we have deducted any applicable tax charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax is later imposed on us when you make a partial or full withdrawal, or your contract is terminated, or you begin receiving annuity payments, we reserve the right to deduct a charge at that time.


FEES PAID TO ASSOCIATIONS. We may pay associations a fee for enabling the Program to be made available to their memberships. The fee may be based on the number of employers whom we solicit, the number who participate in the Program, and/or the value of Program assets. We make these payments without any additional deduction or charge under the Program.

GENERAL INFORMATION ON FEES AND CHARGES


We will give you written notice of any change in the fees and charges. We may also establish a separate fee schedule for requested non-routine administrative services. During 1999 we received total fees and charges under the Program of $3,211,988.

8  TAX INFORMATION

33
--------------------------------------------------------------------------------

In this section, we briefly outline current federal income tax rules relating to adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI. We do not discuss the effect, if any, of state tax laws that may apply. For tax advice, we suggest that you consult your tax advisor.

The United States Congress has in the past considered and may in the future consider proposals for legislation that, if enacted, could change the tax treatment of qualified retirement plans. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may also change. There is no way of predicting whether, when or in what form any such change would be adopted.

Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax adviser.

Because you are buying a contract to fund a retirement plan that already provides tax deferral under Federal income tax rules, you should do so for the contract's features and benefits other than tax deferral. The tax deferral of the contract does not provide additional benefits.

INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

In this section, the word "you" refers to the plan participant.


Amounts distributed to a participant from a qualified plan are generally subject to federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.


ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan or traditional individual retirement arrangement ("IRA"), or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI for a more detailed discussion.

ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

IN SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your cost basis if (a) they are attributable to your pre-January 1, 1987 contributions under (b) plans that permitted those withdrawals as of May 5, 1986. Amounts that you include in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 59 1/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c)

34
--------------------------------------------------------------------------------

distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.

WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI. Under the Members Retirement Plan, we will withhold the tax and send you the remaining amount. Under an individually designed plan or our prototype self-directed plan we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding federal income tax upon distributions to you or your beneficiary.

OTHER TAX CONSEQUENCES

Federal estate and gift and state and local estate, inheritance, and other tax consequences of participation in the Program depend on the residence and the circumstances of each participant or beneficiary. For complete information on federal, state, local and other tax considerations, you should consult a qualified tax advisor.

9  MORE INFORMATION

35
--------------------------------------------------------------------------------

ABOUT PROGRAM CHANGES OR TERMINATIONS


AMENDMENTS. The contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and (2) offer new investment options with different terms.


TERMINATION. We may terminate the contract at any time. If the contract is terminated, we will not accept any further contributions. We will continue to hold amounts allocated to the Guaranteed Rate Accounts until maturity. Amounts already invested in the investment options may remain in the Program and you may also elect payment of benefits through us.

IRS DISQUALIFICATION

If your plan is found not to qualify under the Internal Revenue Code, we may:
(1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.

ABOUT THE SEPARATE ACCOUNTS


Each Investment Fund is one, or part of one, of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our contracts. The results of each separate account's operations are accounted for without regard to Equitable Life's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts.

The separate accounts that we call the Alliance Growth Equity, Alliance Aggressive Equity, and Alliance Balanced Funds commenced operations in 1968, 1969, and 1979 respectively. The separate account which holds the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors Funds was established in 1993. The separate account which holds the MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Mercury World Strategy and BT Equity 500 Index Funds was established in 1997. Because of exclusionary provisions, none of the Funds are subject to regulation under the Investment Company Act of 1940. Separate Account Nos. 51 and 66, however, purchase Class IA shares and Class IB shares of EQ Advisors Trust, respectively. EQ Advisors Trust is registered as an open-end management investment company under the 1940 Act.


ABOUT LEGAL PROCEEDINGS


Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings is likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of contract interests under the Program.


ABOUT OUR INDEPENDENT ACCOUNTANTS


The following financial statements included in the SAI as well as the following condensed financial information included in the prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

o The financial statements for Separate Account Nos. 3, 4, 10, 51 and 66 as of December 31, 1999 and for each of the periods then ended.

o The financial statements for Equitable Life as of December 31, 1999 and 1998 and for each of the three years in the periods then ended.

o The condensed financial information for Separate Account Nos. 3, 4, 10, 51 and 66 for each of the years shown through December 31, 1999.

36
--------------------------------------------------------------------------------

ABOUT THE TRUSTEE


As trustee, Chase Manhattan Bank serves as a party to the contract. It has no responsibility for the administration of the Program or for any distributions or duties under the contract.


REPORTS WE PROVIDE AND AVAILABLE INFORMATION

We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's web site at http://www.sec.gov.

ACCEPTANCE


The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into an Adoption Agreement.

APPENDIX I: CONDENSED FINANCIAL INFORMATION

A-1
--------------------------------------------------------------------------------


These selected per unit data and ratios for the years ended December 31, 1993 through December 31, 1999 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports included in the SAI. For years prior to 1993, the condensed financial information was audited by other independent accountants. The financial statements of each of the Funds as well as the consolidated financial statements of Equitable Life are contained in the SAI. Information is provided for the period that each Fund has been available under the Program, but not longer than ten years.


SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

ALLIANCE GROWTH EQUITY FUND - INCOME, EXPENSES AND CAPITAL CHANGES PER UNIT OUTSTANDING THROUGHOUT THE YEARS INDICATED AND OTHER SUPPLEMENTARY DATA


----------------------------------------------------------------------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------------------
                                                        1999          1998          1997          1996
----------------------------------------------------------------------------------------------------------
Income                                                   $1.78         $1.59         $1.53         $1.37
Expenses (Note A)                                        (5.57)        (5.01)        (4.55)        (3.82)
Net income (loss)                                        (3.79)        (3.42)        (3.02)        (2.45)
Net realized and unrealized gain
  (loss) on investments (Note B)                        102.66         (8.33)        65.28         36.80
Net increase (decrease) in Alliance Growth Equity
  Fund Unit Value                                        98.87        (11.75)        62.26         34.35
Alliance Growth Equity Fund Unit Value
  (Note C):
  Beginning of year                                     294.76        306.51        244.25        209.90
  End of year                                           393.63        294.76        306.51        244.25
Ratio of expenses to average net assets
  attributable to the Program                             1.69%         1.68%         1.65%         1.68%
Ratio of net income (loss) to average net assets
  attributable to the Program                            (1.15)%       (1.15)%       (1.10)%       (1.08)%
Number of Alliance Growth Equity Fund Units
  outstanding at end of year (000's)                       181           228           241           228
Portfolio turnover rate (Note D)                            72%           71%           62%          105%
----------------------------------------------------------------------------------------------------------

                                                   ---------------------------------------------------------------------------------
                                                                          YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------------------------
                                                        1995          1994          1993*         1992          1991         1990
------------------------------------------------------------------------------------------------------------------------ -----------
Income                                                   $1.84         $1.79         $1.75         $1.51         $1.37        $1.92
Expenses (Note A)                                        (3.25)        (2.76)        (2.54)        (2.22)        (2.00)       (1.56)
Net income (loss)                                        (1.41)         (.97)         (.79)         (.71)         (.63)         .36
Net realized and unrealized gain
  (loss) on investments (Note B)                         50.16         (3.76)        26.16           .77         47.67       (13.52)
Net increase (decrease) in Alliance Growth Equity
  Fund Unit Value                                        48.75         (4.73)        25.37           .06         47.04       (13.16)
Alliance Growth Equity Fund Unit Value
  (Note C):
  Beginning of year                                     161.15        165.88        140.51        140.45         93.41       106.57
  End of year                                           209.90        161.15        165.88        140.51        140.45        93.41
Ratio of expenses to average net assets
  attributable to the Program                             1.74%         1.72%         1.69%         1.65%         1.68%        1.64%
Ratio of net income (loss) to average net assets
  attributable to the Program                            (0.76)%       (0.60)%       (0.52)%       (0.53)%       (0.54)%       0.38%
Number of Alliance Growth Equity Fund Units
  outstanding at end of year (000's)                       214           219           208           212           189           47
Portfolio turnover rate (Note D)                           108%           91%           82%           68%           66%          93%
------------------------------------------------------------------------------------------------------------------------------------


See notes following these tables.

A-2
--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 3 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

ALLIANCE AGGRESSIVE EQUITY FUND - INCOME, EXPENSES AND CAPITAL CHANGES PER UNIT OUTSTANDING THROUGHOUT THE YEARS INDICATED AND OTHER SUPPLEMENTARY DATA


-----------------------------------------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------------
                                                       1999         1998         1997         1996
-----------------------------------------------------------------------------------------------------
Income                                                  $.38         $.34         $.26         $.33
Expenses (Note A)                                       (.91)        (.97)        (.97)        (.86)
Net investment income (loss)                            (.53)        (.63)        (.71)        (.53)
Net realized and unrealized gain (loss) on
  investments (Note B)                                  8.09        (7.48)        6.08         9.25
Net increase (decrease) in Alliance Aggressive
  Equity Fund Unit Value                                7.56        (8.11)        5.37         8.72
Alliance Aggressive Equity Fund Unit Value
  (Note C):
  Beginning of year                                    47.72        55.83        50.46        41.74
  End of year                                          55.28        47.72        55.83        50.46
Ratio of expenses to average net assets
  attributable to the Program                           1.86%        1.84%        1.82%        1.80%
Ratio of net investment income (loss) to average
  net assets attributable to the Program               (1.09)%      (1.20)%      (1.33)%      (1.12)%
Number of Alliance Aggressive Equity Fund Units
  outstanding at end of year (000's)                     366          490          508          395
Portfolio turnover rate (Note D)                         108%         195%         176%         118%
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                            YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------------------------------------
                                                       1995         1994        1993*         1992         1991        1990
-----------------------------------------------------------------------------------------------------------------------------
Income                                                  $.24         $.18         $.26         $.31         $.29       $.28
Expenses (Note A)                                       (.69)        (.60)        (.57)        (.50)        (.41)      (.27)
Net investment income (loss)                            (.45)        (.42)        (.31)        (.19)        (.12)       .01
Net realized and unrealized gain (loss) on
  investments (Note B)                                  9.98        (1.32)        4.25        (1.13)       14.52       1.17
Net increase (decrease) in Alliance Aggressive
  Equity Fund Unit Value                                9.53        (1.74)        3.94        (1.32)       14.40       1.18
Alliance Aggressive Equity Fund Unit Value
  (Note C):
  Beginning of year                                    32.21        33.95        30.01        31.33        16.93      15.75
  End of year                                          41.74        32.21        33.95        30.01        31.33      16.93
Ratio of expenses to average net assets
  attributable to the Program                           1.86%        1.86%        1.84%        1.74%        1.59%      1.65%
Ratio of net investment income (loss) to average
  net assets attributable to the Program               (1.21)%      (1.31)%      (1.02)%      (0.66)%      (0.48)%     0.07%
Number of Alliance Aggressive Equity Fund Units
  outstanding at end of year (000's)                     328          283          249          229          150         13
Portfolio turnover rate (Note D)                         137%          94%          83%          71%          63%        48%
-----------------------------------------------------------------------------------------------------------------------------


See notes following these tables.

A-3
--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 10 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


ALLIANCE BALANCED FUND - INCOME, EXPENSES AND CAPITAL CHANGES PER UNIT OUTSTANDING THROUGHOUT THE YEARS INDICATED AND OTHER SUPPLEMENTARY DATA



------------------------------------------------------------------------------------------
                                                         YEAR ENDED DECEMBER 31,
                                               -------------------------------------------
                                                   1999       1998       1997       1996
------------------------------------------------------------------------------------------
Income                                            $1.36      $1.30      $1.21      $1.00
Expenses (Note A)                                 (0.68)      (.58)      (.52)      (.48)
Net investment income                              0.68        .72        .69        .52
Net realized and unrealized gain (loss) on
  investments (Note B)                             4.66       5.14       2.83       2.11
Net increase (decrease) in Alliance Balanced
  Fund Unit Value                                  5.34       5.86       3.52       2.63
Alliance Balanced Fund Unit Value (Note C):
  Beginning of year                               38.40      32.54      29.02      26.39
  End of year                                     43.74      38.40      32.54      29.02
Ratio of expenses to average net assets
  attributable to the Program                      1.70%      1.65%      1.68%      1.73%
Ratio of net investment income to average net
  assets attributable to the Program               1.70%      2.04%      2.25%      1.91%
Number of Alliance Balanced Fund Units
  outstanding at end of year (000's)                456        473        454        476
Portfolio turnover rate (Note D)                     95%        89%       165%       177%
------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------------------
                                                   1995       1994      1993*       1992       1991       1990
----------------------------------------------------------------------------------------------------------------
Income                                             $.89       $.74       $.77       $.79       $.80       $.94
Expenses (Note A)                                  (.43)      (.40)      (.39)      (.35)      (.32)      (.27)
Net investment income                               .46        .34        .38        .44        .48        .67
Net realized and unrealized gain (loss) on
  investments (Note B)                             3.74      (2.60)      2.00      (1.34)      6.04       (.98)
Net increase (decrease) in Alliance Balanced
  Fund Unit Value                                  4.20      (2.26)      2.38       (.90)      6.52       (.31)
Alliance Balanced Fund Unit Value (Note C):
  Beginning of year                               22.19      24.45      22.07      22.97      16.45      16.76
  End of year                                     26.39      22.19      24.45      22.07      22.97      16.45
Ratio of expenses to average net assets
  attributable to the Program                      1.79%      1.72       1.70%      1.65%      1.67%      1.66%
Ratio of net investment income to average net
  assets attributable to the Program               1.90%      1.51%      1.61%      2.03%      2.47%      4.12%
Number of Alliance Balanced Fund Units
  outstanding at end of year (000's)                458        446        419        364        284         27
Portfolio turnover rate (Note D)                    170%       107%       102%        90%       114%       199%
----------------------------------------------------------------------------------------------------------------




* Prior to July 22, 1993, Equitable Life Capital Management Corporation (Equitable Life Capital) served as the investment adviser to the Fund. On July 22, 1993, Alliance Capital Management L.P. acquired the business and substantially all of the assets of Equitable Life Capital and became the investment adviser to the Fund.

A. Enrollment fees are not included above and did not affect the Alliance Growth Equity, Alliance Aggressive Equity or Alliance Balanced Fund Unit Values. Enrollment fees were generally deducted from contributions to the Program.

B. See Note 2 to Financial Statements of Separate Account Nos. 3 (Pooled), 4 (Pooled) and 10 (Pooled), which may be found in the SAI.

C. The value for an Alliance Growth Equity Fund Unit was established at $10.00 on January 1, 1968 under the National Association of Realtors Members Retirement Program (NAR Program). The NAR Program was merged into the Members Retirement Program on December 27, 1984. The values for an Alliance Aggressive Equity and an Alliance Balanced Fund Unit were established at $10.00 on May 1, 1985, the date on which the Funds were first made available under the Program.

D. The portfolio turnover rate includes all long-term U.S. Government securities, but excludes all short-term U.S. Government securities and all other securities whose maturities at the time of acquisition were one year or less. Represents the annual portfolio turnover rate for the entire separate account.

Income, expenses, gains and losses shown above pertain only to participants' accumulations attributable to the Program. Other plans also participate in the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds and may have operating results and other supplementary data different from those shown above.

A-4
--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 51 (POOLED) UNIT VALUES

Unit values and number of units outstanding for these Funds, are shown below:


------------------------------------------------------------------------------------------------------------------------------------
                                                                 FOR THE YEARS ENDING DECEMBER 31,
                                          -------------------------------------------------------------------------------  INCEPTION
                                            1993        1994        1995        1996        1997        1998        1999      DATE
------------------------------------------------------------------------------------------------------------------------------------
Alliance Global Fund                                                                                                         7/1/93
  Unit Value                              $ 11.05     $ 11.45     $ 13.38     $ 15.11     $ 16.63     $ 19.97     $ 27.29
  Number of units outstanding (000's)         144         314         399         615         617         549         456
Alliance Conservative Investors Fund                                                                                         7/1/93
  Unit Value                              $ 10.22     $  9.62     $ 11.39     $ 11.81     $ 13.19     $ 14.82     $ 16.09
  Number of units outstanding (000's)         206         185         224         848         738         333         342
Alliance Growth Investors Fund                                                                                               7/1/93
  Unit Value                              $ 10.49     $  9.98     $ 12.40     $ 13.76     $ 15.85     $ 18.63     $ 23.25
  Number of units outstanding (000's)         148         208         242         290         333         357         565
------------------------------------------------------------------------------------------------------------------------------------


SEPARATE ACCOUNT NO. 66 (POOLED) UNIT VALUES

Unit values and number of units outstanding for these Funds, are shown below:


--------------------------------------------------------------------------------
                                           FOR THE YEARS ENDING
                                               DECEMBER 31,
                                          ----------------------      INCEPTION
                                             1998        1999            DATE
--------------------------------------------------------------------------------
MFS Research Fund                                                      8/1/97
  Unit Value                               $ 12.65     $ 15.36
  Number of units outstanding (000's)          184         297
Warburg Pincus Small Company Value Fund                                8/1/97
  Unit Value                               $  9.42     $  9.46
  Number of units outstanding (000's)          217         159
T. Rowe Price Equity Income Fund                                       8/1/97
  Unit Value                               $ 11.85     $ 12.10
  Number of units outstanding (000's)          315         301
Mercury World Strategy Fund                                            8/1/97
  Unit Value                               $  9.98     $ 11.94
  Number of units outstanding (000's)           63          58
BT Equity 500 Index Fund                                               7/1/98
  Unit Value                               $ 11.28     $ 13.38
  Number of units outstanding (000's)          159         529
--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION

S-1
--------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                                          PAGE
Funding of the Program ................................................  SAI-2
Your Responsibilities as Employer .....................................  SAI-2
Procedures for Withdrawals, Distributions and Transfers ...............  SAI-2
Types of Benefits .....................................................  SAI-6
Provisions of the Members Retirement Plan .............................  SAI-9
Investment Restrictions Applicable to the Alliance Growth Equity,
  Alliance Aggressive Equity and Alliance Balanced Funds ..............  SAI-13
How We Determine the Unit Value for the Funds .........................  SAI-15
How We Value the Assets of the Funds ..................................  SAI-16
Fund Transactions .....................................................  SAI-17
Investment Management and Accounting Fee ..............................  SAI-19
Underwriter ...........................................................  SAI-19
Our Management ........................................................  SAI-20
Financial Statements ..................................................  SAI-23


CLIP AND MAIL TO US TO RECEIVE A
STATEMENT OF ADDITIONAL INFORMATION

To:  The Equitable Life Assurance Society
       of the United States
     Box 2486 G.P.O.
     New York, NY 10116


Please send me a copy of the Statement of Additional Information for the Members Retirement Program Prospectus dated May 1, 2000.


-----------------------------------------------------------------------------
Name

-----------------------------------------------------------------------------
Address

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------


Copyright 2000 by The Equitable Life Assurance Society of the United States. All rights reserved.

--------------------------------------------------------------------------------
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

MAY 1, 2000


                           MEMBERS RETIREMENT PROGRAM

--------------------------------------------------------------------------------
This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with Equitable Life's prospectus dated
May 1, 2000 for the Members Retirement Program.

A copy of the prospectus to which this SAI relates is available at no charge by writing to Equitable Life at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number 1-800-526-2701. Definitions of special terms used in this SAI are found in the prospectus.

Certain of the cross references in this SAI are contained in the prospectus dated May 1, 2000 to which this SAI relates.


                              CONTENTS OF THIS SAI


                                                       PAGE IN SAI
                                                       -----------
Funding of the Program ..............................     SAI-2
Your Responsibilities as Employer ...................     SAI-2
Procedures for Withdrawals, Distributions and
   Transfers ........................................     SAI-2
  Pre-Retirement Withdrawals ........................     SAI-2
  Benefit Distributions .............................     SAI-3
  Death Benefits ....................................     SAI-4
  Eligible Rollover Distributions and Federal
      Income Tax Withholding ........................     SAI-4
  Premature Withdrawals and Transfers from a
      GRA ...........................................     SAI-4
  Maturing GRAs .....................................     SAI-6
Types of Benefits ...................................     SAI-6
Provisions of the Members Retirement Plan ...........     SAI-9
  Plan Eligibility Requirements .....................     SAI-9
  Contributions to Qualified Plans ..................     SAI-9

                                                       PAGE IN SAI
                                                       -----------
  Contributions to the Members Retirement Plan ......     SAI-9
  Allocation of Contributions .......................     SAI-11
  The Members Retirement Plan and Section
      404(c) of ERISA ...............................     SAI-12
  Vesting ...........................................     SAI-12
Investment Restrictions and Certain Investment
  Techniques Applicable to the Alliance Growth
  Equity, Alliance Aggressive Equity and Alliance
  Balanced Funds ....................................     SAI-13
How We Determine Unit Values for the Funds ..........     SAI-15
How We Value the Assets of the Funds ................     SAI-16
Fund Transactions ...................................     SAI-17
Investment Management and Accounting Fee ............     SAI-19
Underwriter .........................................     SAI-19
Our Management ......................................     SAI-20
Financial Statements ................................     SAI-23



----------
Copyright 2000 by The Equitable Life Assurance Society of The United States, 1290 Avenue of the Americas, New York, New York 10104. All rights reserved.

--------------------------------------------------------------------------------
FUNDING OF THE PROGRAM


The Program is primarily funded through a group annuity contract issued by Equitable Life. The Trustee holds the contract for the benefit of employers and participants in the Program.


YOUR RESPONSIBILITIES AS EMPLOYER


If you adopt the Members Retirement Plan, you as the employer and plan administrator will have certain responsibilities, including:


    o sending us your contributions at the proper time and in the proper format (including contribution type and fiscal year);


    o maintaining all personnel records necessary for administering your plan;

    o    determining who is eligible to receive benefits;

    o    forwarding to us all the forms your employees are required to submit;

    o distributing summary plan descriptions and participant annual reports to your employees and former employees;

    o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

    o filing an annual information return for your plan with the Internal Revenue Service, if required;

    o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

    o determining the amount of all contributions for each participant in the plan;

    o    forwarding salary deferral and post-tax employee contributions to us;

    o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

    o providing us with written instructions for allocating amounts in the plan's forfeiture account.

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust. If you adopt our self-directed prototype plan, you will be completely responsible for administering the plan and complying with all of the reporting and disclosure requirements applicable to qualified plans, with the assistance of the recordkeeper of your choice.


We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-526-2701 or write to us at Box 2486 G.P.O., New York, New York 10116.


PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS


PRE-RETIREMENT WITHDRAWALS. Under the Members Retirement Plan, self-employed persons generally may not receive a distribution prior to age 59 1/2, and employees generally may not receive a distribution prior to separation from service. However, if the Members Retirement Plan is maintained as a profit sharing plan, you may request distribution of benefits after you reach age 59 1/2 even if you are still working.

                                     SAI-2

--------------------------------------------------------------------------------

In addition, if your employer has elected to make hardship withdrawals available under your plan, you may request distribution before age 59 1/2 in the case of financial hardship (as defined in your plan). In a 401(k) plan, the plan's definition of hardship applies to employer contributions but not to your 401(k) contributions--including employee pre-tax contributions, employer qualified non-elective contributions and qualified matching contributions. To withdraw your own 401(k) contributions, plus interest earned on these amounts prior to 1989, you must demonstrate financial hardship within the meaning of applicable Income Tax Regulations. Each withdrawal must be at least $1,000 (or, if less, your entire Account Balance or the amount of your hardship withdrawal under a profit sharing or 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time.

You may withdraw all or part of your Account Balance under the Members Retirement Plan attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your Account Balance attributable to post-tax employee contributions). See "Tax Information" in the prospectus.

We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.

Under the self-directed prototype plan you may receive a distribution upon attaining normal retirement age as specified in the plan, or upon separation from service. If your employer maintains the self-directed prototype plan as a profit sharing plan, an earlier distribution of funds that have accumulated after two years is available if you incur a financial hardship, as defined in the plan.

In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal Consent Requirement" below.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.

Transfers and withdrawals from certain of the Investment Funds may be deferred if there is any delay in redemption of shares of the respective mutual funds in which the Funds invest. We generally do not expect any delays.

PLEASE NOTE THAT GENERALLY YOU MAY NOT MAKE WITHDRAWALS FROM THE GUARANTEED RATE ACCOUNTS PRIOR TO MATURITY, EVEN IF THE EMPLOYER PLAN PERMITS WITHDRAWALS PRIOR TO THAT TIME.

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under the Members Retirement Plan, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Your benefits will commence according to the provisions of your plan.

Under an individually designed plan and our self-directed prototype plan, your employer must send us a request for disbursement form. We will send single sum payments to your plan's trustee as of the close of business on the day we receive a properly completed form. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.

Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until

                                     SAI-3

--------------------------------------------------------------------------------

the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you are withdrawing more than $50,000 and you would like expedited delivery at your expense, you may request it on your Election Of Benefits Form.

Distributions under a qualified retirement plan such as yours are subject to extremely complicated legal requirements. When you are ready to retire, we suggest that you discuss the available payment options with your employer or financial advisor. Our Account Executives can provide you or your employer with information.

DEATH BENEFITS. If a participant in the Members Retirement Plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survive, the participant's vested benefit will be paid to the participant's estate. If a participant in our prototype self-directed plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) grandchildren, (c) parents, (d) brothers and sisters and (e) nephews and nieces. If none of them survive, the participant's vested benefit will be paid to the participant's estate.



ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan or traditional individual retirement arrangement (IRA). An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually): (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or
(2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:

    o hardship withdrawals of salary deferred contributions from 401(k) plans;


    o    certain corrective distributions under Code Section 401(k) plans;

    o    loans that are treated as distributions; and

    o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order.

If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution," we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.

PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA. You may transfer amounts from other investment options to a GRA at any time. Transfers may not be made from one GRA to another or from a GRA to one of the other investment options until the maturity date of the GRA. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan or make a hardship or in-service withdrawal. If your plan's assets are transferred to another funding vehicle from the Program or if your plan is terminated, we will continue to hold your money in GRAs until maturity. All such GRAs will be held in the Pooled Trust under the investment-only arrangement. See "Guaranteed Rate Accounts" in the prospectus.

We do not permit withdrawals before maturity unless your plan permits them and they are exempt or qualified, as we explain below. You may take exempt withdrawals without penalty at any time. Qualified

                                     SAI-4

--------------------------------------------------------------------------------

withdrawals are subject to a penalty. We do not permit qualified withdrawals from a five-year GRA during the first two years after the end of its offering period. This rule does not apply if the amount of the applicable penalty is less than the interest you have accrued. If you have more than one GRA and you are taking a partial withdrawal or installments, we will first use amounts held in your most recently purchased three-year or five-year GRA that is available under the withdrawal rules for exempt and qualified withdrawals.

Exempt Withdrawal. Amounts may be withdrawn without penalty from a GRA prior to its maturity if:

    o you are a professional age 59 1/2 or older and you elect an installment payout of at least three years or an annuity benefit;

    o you are not a professional and you attain age 59 1/2 or terminate employment (including retirement);

    o    you are disabled;

    o    you attain age 70 1/2; or

    o    you die.

If you are a participant under a plan which was adopted by an employer which is not a member of a professional association which makes the Program available as a benefit of membership, the above rules will be applied substituting the term "highly compensated" for "professional" and "non-highly compensated" for "not a professional." For this purpose, "highly compensated" shall have the meaning set forth under "Provisions of the Members Plans--Contributions to the Members Retirement Plan" below.

Qualified Withdrawal. You may withdraw amounts with a penalty from a GRA prior to its maturity if you are a Professional and are taking payments upon retirement after age 59 1/2 under a distribution option of less than three years duration. The interest paid to you upon withdrawal will be reduced by an amount calculated as follows:

    (i) the amount by which the three-year GRA rate being offered on the date of withdrawal exceeds the GRA rate from which the withdrawal is made, times

   (ii)  the years and/or fraction of a year until maturity, times

  (iii)  the amount withdrawn from the GRA.

We will make this calculation based on GRA rates without regard to deductions for the applicable Program expense charge. If the three-year GRA is not being offered at the time of withdrawal, the adjustment will be based on then current rates on U.S. Treasury notes or for a comparable option under the Program.

We will never reduce your original contributions by this adjustment. We make no adjustment if the current three-year GRA rate is equal to or less than the rate for the GRA from which we make to the qualified withdrawal. We calculate a separate adjustment for each GRA. If the interest accumulated in one GRA is insufficient to recover the amount calculated under the formula, we may deduct the excess as necessary from interest accumulated in other GRAs of the same duration.

Example: You contribute $1,000 to a three-year GRA on January 1 with a rate of 4%. Two years later you make a qualified withdrawal. Your GRA balance is $1,082. The current GRA rate is 6%; (i) 6%-4%=2%, (ii) 2% X 1 year=2%, (iii) 2%
X $1,082=$21.64. The withdrawal proceeds would be $1,082-$21.64=$1,060.36.

                                      SAI-5

--------------------------------------------------------------------------------
MATURING GRAS

    o    Your confirmation notice lists the maturity date for each GRA you hold.

    o You may arrange in advance for the reinvestment of your maturing GRAs by using the AIM System. (GRA maturity allocation change requests received on a business day before 4:00 P.M. Eastern Time are effective four days after we receive them. GRA maturity allocation change requests received after 4:00 P.M. Eastern Time or on a non-business day are effective four days after the next business day after we receive them.)

    o The instructions you give us remain in effect until you change them (again, your GRA maturity allocation change request will be processed as described above).

    o You may have different instructions for your GRAs attributable to employer contributions than for your GRAs attributable to employee contributions.

    o If you have never provided GRA maturity instructions, your maturing GRAs will be allocated to the Money Market Guarantee Account.

TYPES OF BENEFITS

Under the Members Retirement Plan, and under most self-directed prototype plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.


QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $5,000, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see "Spousal Consent Requirements" below.

LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a lump sum payment of only part of your balance, it must be at least $1,000. If you have more than one GRA, amounts held in your most recent GRA will first be used to make payment. If your vested benefit is $5,000 or less, you will receive a lump sum payment of the entire amount.

PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining Account Balance will be invested in whatever investment options you designate; each payment will be drawn pro rata from all the investment options you have selected. You may not leave or place any assets in the Real Estate Fund. If you have more than one GRA, amounts held in your most recently purchased three-year or five-year GRA will first be used to make installment payments. If you die before receiving all the installments, we will make the remaining payments to your beneficiary. We do not offer installments for benefits under individually designed plans or under our self-directed prototype plan.

LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.

                                     SAI-6

--------------------------------------------------------------------------------

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.

FIXED AND VARIABLE ANNUITY CHOICES

The cost of the fixed annuity is determined from tables in the group annuity contract which show the amounts necessary to purchase each $1 of monthly payment (after deduction of any applicable taxes and the annuity administrative charge described below). Payments depend on the annuity selected, your age, and the age of your beneficiary if you select a joint and survivor annuity. We may change the tables in the contract no more than once every five years.

The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, an annuity administrative charge of $350 will be deducted from the amount used to purchase the annuity. If we give any group pension client with a qualified profit sharing plan a better annuity purchase rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case.

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. The variable payments reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

The chart below shows the relative financial value of the different annuity options, based on our current rates for fixed annuities. This chart is provided as a sample. The numbers provided in the Rate per $1.00 of Annuity column, which are used to calculate the monthly annuity provided, are subject to change. The example assumes the annuitant's age is 65 1/2 years, the joint annuitant's age is the same and the amount used

                                     SAI-7

--------------------------------------------------------------------------------

to purchase the annuity is $100,000. The annuity administrative charge of $350 is deducted from the purchase price of $100,000, leaving a total of $99,650 to be applied to purchase the annuity. Certain legal requirements may limit the forms of annuity available to you.

                                                      AMOUNT TO BE                             MONTHLY
                                                   APPLIED ON ANNUITY     RATE PER $1.00       ANNUITY
ANNUITY FORM                                          FORM ELECTED          OF ANNUITY        PROVIDED
------------                                          ------------          ----------        --------
Life                                                     $99,650            $  143.06        $  696.56
Cash Refund                                               99,650               150.82           660.72
5 Year Certain Life                                       99,650               144.62           689.05
10 Year Certain Life                                      99,650               148.55           670.82
15 Year Certain Life                                      99,650               153.87           647.62
100% Joint & Survivor Life                                99,650               168.01           593.12
75% Joint & Survivor Life                                 99,650               161.16           618.33*
50% Joint & Survivor Life                                 99,650               155.13           642.36*
100% Joint & Survivor--5 Year Certain Life**              99,650               168.04           593.01
100% Joint & Survivor--10 Year Certain Life**             99,650               168.27           592.20
100% Joint & Survivor--15 Year Certain Life**             99,650               168.91           589.96
100% Joint & Survivor--20 Year Certain Life**             99,650               170.10           585.83

----------
* Represents the amount payable to the primary annuitant. A surviving joint annuitant would receive the applicable percentage of the amount paid to the primary annuitant.

** You may also elect a Joint and Survivor Annuity--Period Certain with a monthly benefit payable to the surviving joint annuitant in any percentage you specify.

SPOUSAL CONSENT REQUIREMENTS

Under the Members Retirement Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or (2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a qualified Joint Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of

                                     SAI-8

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distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed prototype profit sharing plans that do not offer life annuity benefits.

PROVISIONS OF THE MEMBERS RETIREMENT PLAN


PLAN ELIGIBILITY REQUIREMENTS. Under the Members Retirement Plan, the employer specifies the eligibility requirements for its plan in the Adoption Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligibility service may be required for a 401(k) arrangement.


The Members Retirement Plan provides that a sole proprietor, partner or shareholder may, upon commencement of employment or upon first becoming eligible to participate in any qualified plan of the employer, make a one-time irrevocable election not to participate in the plan or to make a reduced contribution. This election applies to all plans of the employer, now and in the future, and should be discussed with your tax advisor.

CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.

The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferrals under a 401(k) plan as soon as practicable after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.

If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.

CONTRIBUTIONS TO THE MEMBERS RETIREMENT PLAN. The employer makes annual contributions to its plan based on the plan's provisions.

An employer that adopts the Members Retirement Plan as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan, including all participants' salary deferrals under a 401(k) arrangement, may not exceed 15% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.

A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).

                                      SAI-9

--------------------------------------------------------------------------------

For 2000, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the business, or (b) anyone with earnings of more than $80,000 from the business in 1999. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $10,500 for 2000, reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred
Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 2000 is $6,000.


Matching contributions to a 401(k) plan on behalf of a self-employed individual are no longer treated as elective deferrals, and are the same as matching contributions for other employees.


Employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions up to 3% of compensation and (b) 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation or a 2% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions described above.

If the employer adopts the Members Retirement Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Adoption Agreement specifies.

Under any type of plan, an employer must disregard compensation in excess of $170,000 in 2000 in making contributions. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.

Except in the case of certain non-top heavy plans, contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 2000, "key employee" means (a) an owner of one of the ten largest (but more than 1/2%) interests in the business with earnings of more than $30,000, or (b) an officer of the business with earnings of more than $67,500 or (c) an owner of more than 5% of the business, or (d) an owner of more than 1% of the business with earnings of more than $150,000. For purposes of (b), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.


Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that a highly compensated employee may contribute depends on the amount that non-highly employees contribute. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD VERIFY THAT IT HAS PASSED ALL NON-DISCRIMINATION TESTS. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions that based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non--

                                     SAI-10
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discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions do not apply to SIMPLE and safe harbor 401(k) plans.

Contributions (including forfeiture amounts) for each participant may not exceed the lesser of (a) $30,000 and (b) 25% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.

Each participant's Account Balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the Investment Options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions and employer matching contributions. We will also account separately for any amounts rolled over from a previous employer's plan. Our records will also reflect each participant's percentage of vesting (see below) in his Account Balance attributable to employer contributions and employer matching contributions.

The participant will receive an individual confirmation of each transaction (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing the participant's Account Balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and (b) safe harbor 401(k)) and plans that accept post-tax employee contributions or employer matching contributions.

Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount each participant deferred, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the SIMPLE 401(k) model amendment to the Members Retirement Plan, to avoid non-discrimination tests.

Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the salary deferral amount up to 3% of compensation. The non-elective contribution is 2% of compensation, the employer must make it for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.

Elective deferrals to a 401(k) plan are subject to applicable FICA (social security) and FUTA (unemployment) taxes.

ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as needed, by calling the AIM System. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. Your allocation

                                     SAI-11

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percentages for employee contributions automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. You may, of course, transfer to another investment option at any time.

THE MEMBERS RETIREMENT PLAN AND SECTION 404(C) OF ERISA. The Members Retirement Plan is a participant directed individual account plan designed to comply with the requirements of Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor (DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.

Section 404(c) plans must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the Members Retirement Plan provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.

VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Members Retirement Plan. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belongs to the participant, and is nonforfeitable at all times.

A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Members Retirement Plan.

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:


              SCHEDULE A     SCHEDULE B     SCHEDULE C     SCHEDULE E

 YEARS OF       VESTED         VESTED         VESTED         VESTED
  SERVICE     PERCENTAGE     PERCENTAGE     PERCENTAGE     PERCENTAGE
  -------     ----------     ----------     ----------     ----------
     1             0%             0%             0%           100%
     2           100             20              0            100
     3           100             40            100            100
     4           100             60            100            100
     5           100             80            100            100
     6           100            100            100            100



If the plan requires more than one year of service for participation in the plan, the plan must use Schedule E or one at least as favorable to participants.


                                     SAI-12

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Provided the employer plan is not "top-heavy," within the meaning of Section
416 of the Code, and provided that the plan does not require more than one year of service for participation, an employer may, in accordance with provisions of the Members Retirement Plan, instead elect one of the following vesting schedules or one at least as favorable to participants:

                   SCHEDULE F     SCHEDULE G

    YEARS OF         VESTED         VESTED
    SERVICE        PERCENTAGE     PERCENTAGE
    -------        ----------     ----------
  less than 3           0%             0%
       3               20              0
       4               40              0
       5               60            100
       6               80            100
       7              100            100

All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.


INVESTMENT RESTRICTIONS AND CERTAIN INVESTMENT TECHNIQUES APPLICABLE TO THE ALLIANCE GROWTH EQUITY, ALLIANCE AGGRESSIVE EQUITY AND ALLIANCE BALANCED FUNDS

For an explanation of the investment restrictions applicable to the Alliance Global, Alliance Conservative Investors, Alliance Growth Investors, Calvert Socially Responsible, MFS Emerging Growth Companies, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Mercury World Strategy and BT Equity 500 Index Funds, see Investment Restrictions in the EQ Advisors Trust Statement of Additional Information.


None of the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds will:

    o trade in foreign exchange (except transactions incidental to the settlement of purchases or sales of securities for a Fund);

    o make an investment in order to exercise control or management over a company;

    o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act), except as stated below;

    o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

    o trade in commodities or commodity contracts (except the Alliance Balanced Fund is not prohibited from entering into hedging transactions through the use of stock index or interest rate future contracts, as described in the prospectus);

                                     SAI-13

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    o    purchase real estate or mortgages, except as stated below. The Funds may buy shares of real estate investment trusts listed on stock exchanges or reported on the National Association of Securities Dealers, Inc. automated quotation system ("NASDAQ");

    o have more than 5% of its assets invested in the securities of any one registered investment company. A Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;

    o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

    o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements; or

    o invest more than 10% of its total assets in restricted securities, real estate investments, or portfolio securities not readily marketable.

The Alliance Growth Equity and Alliance Balanced Funds will not make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets. The United States government, and its agencies and instrumentalities, are not considered members of any industry.

The Alliance Growth Equity and Alliance Aggressive Equity Funds will not purchase or write puts and calls (options).

The following investment techniques may be used by the Alliance Balanced Fund:

Mortgage Pass-Through Securities--The Alliance Balanced Fund may invest in mortgage pass-through securities, which are securities representing interests in pools of mortgages. Principal and interest payments made on the mortgages in the pools are passed through to the holder of such securities.

Collateralized Mortgage Obligations--The Alliance Balanced Fund may invest in collateralized mortgage obligations (CMOs). CMOs are debt securities collateralized by underlying mortgage loans or pools of mortgage pass-through securities and are generally issued by limited purpose finance subsidiaries of U.S. Government instrumentalities. CMOs are not, however, mortgage pass-through securities. Investors in CMOs are not owners of the underlying mortgages, but are simply owners of a debt security backed by such pledged assets.

Asset-Backed Securities--The Alliance Balanced Fund may purchase asset-backed securities that represent either fractional interests or participation in pools of leases, retail installment loans or revolving credit receivables held by a trust or limited purpose finance subsidiary. Such asset-backed securities may be secured by the underlying assets or may be unsecured.

The Alliance Balanced Fund may invest in other asset-backed securities that may be developed in the future.

Yankee Securities--The Alliance Balanced Fund may invest in Yankee securities. Yankee securities are non-U.S. issuers that issue debt securities that are denominated in U.S. dollars.

                                     SAI-14
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Zero-Coupon Bonds--The Alliance Balanced Fund may invest in zero-coupon bonds.
Such bonds may be issued directly by agencies and instrumentalities of the U.S. Government or by private corporations. Zero-coupon bonds do not make regular interest payments. Instead, they are sold at a deep discount from their face value. As a result, their price can be very volatile when interest rates change.

Repurchase Agreements--In repurchase agreements, the Alliance Balanced Fund buys securities from a seller, usually a bank or brokerage firm, with the understanding that the seller will repurchase the securities at a higher price at a future date. During the term of the repurchase agreement the Balanced Fund retains the securities subject to the repurchase agreement as collateral. Such transactions afford an opportunity for the Fund to earn a fixed rate of return on available cash at minimal market risk, although the Fund may be subject to various delays and risks or loss if the seller is unable to meet its obligation to repurchase.

Foreign Currency Forward Contracts--The Alliance Balanced Fund may enter into contracts for the purchase or sale of a specific foreign currency at a future date at a price set at the time of the contract. The Fund will enter into such forward contracts for hedging purposes only.

HOW WE DETERMINE UNIT VALUES FOR THE FUNDS

We determine the Unit Value at the end of each business day. The Unit Value for each Fund is determined by first calculating a gross unit value reflecting only investment performance and then adjusting it for Program expenses to obtain the Fund Unit Value. We calculate the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day and, for the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds, then deducting audit and custodial fees. We calculate the net investment factor as follows:

    o First, we take the value of the Fund's assets at the close of business on the preceding business day.

    o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

    o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

    o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and

(b) is the charge to the Fund for that month for the daily accrual of fees and expenses times the number of days since the end of the preceding month.

For information on the valuation of assets of the Funds, see "How We Value the Assets of the Funds," below.

                                     SAI-15

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The value of the investments of the Alliance Global, Alliance Conservative
Investors and Alliance Growth Investors Funds in the corresponding EQ Advisors Trust Portfolios is calculated by multiplying the number of shares held by Separate Account No. 51 in each Portfolio by the net asset value per share of that Portfolio determined as of the close of business on the same day as the respective Unit Values of the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors Funds are determined.

The value of the investments of the Calvert Socially Responsible, MFS Emerging Growth Companies, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Mercury World Strategy and BT Equity 500 Index Funds in the corresponding EQ Advisors Trust Portfolios is calculated by multiplying the number of shares held by Separate Account No. 66 in each Portfolio by the net asset value per share of that Portfolio determined as of the close of business on the same day as the respective Unit Values of the Calvert Socially Responsible, MFS Emerging Growth Companies, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Mercury World Strategy and BT Equity 500 Index Funds are determined.


HOW WE VALUE THE ASSETS OF THE FUNDS

The assets of the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds are valued as follows:

    o STOCKS listed on national securities exchanges or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, the stocks are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

    o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

    o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

    o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used. For those Funds that invest in corresponding Portfolios of the Hudson River Trust or EQ Advisors Trust.

    o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

    o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

    o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value. The Growth Equity Fund, Aggressive Equity Fund and Balanced Fund as well as the Real Estate Fund, may also acquire short-term debt securities through units in

                                     SAI-16

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         our Separate Account No. 2A. These unit values are calculated in the same way as Fund Units. The assets of Separate Account No. 2A are valued as described above.

    o OPTION CONTRACTS, for the Balanced Fund only, listed on organized exchanges are valued at last sale prices or closing asked prices, in the case of calls, and at quoted bid prices, in the case of puts. The market value of a put or call will usually reflect, among other factors, the market price of the underlying security. When a Fund writes a call option, an amount equal to the premium received by the Fund is included in the Fund's financial statements as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the last offering price. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase or sales transaction, the Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. When an option is exercised, the Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received, or reduced by the price paid for the option.

Our investment officers determine in good faith the fair value of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.


OTHER FUNDS. For those Funds that invest in corresponding Portfolios of EQ Advisors Trust, the asset value of each Portfolio is computed on a daily basis. See the prospectus for the Trust for information on valuation methodology used by the corresponding Portfolios.


FUND TRANSACTIONS


The Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds are charged for securities brokers' commission, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for each of these Funds are executed primarily through brokers that receive a commission paid by the Fund. The brokers, none of which are affiliates, are selected by Alliance Capital Management L.P. ("Alliance"). For 1999, 1998 and 1997, the Alliance Growth Equity Fund paid $5,877,438, $4,288,187, and $3,698,148, respectively, in brokerage commissions; the Alliance Aggressive Equity Fund paid $755,520, $2,020,464, and $1,876,011, respectively, in brokerage commissions; and the Alliance Balanced Fund paid $210,258, $172,883, and $424,352, respectively, in brokerage commissions.


Alliance seeks to obtain the best price and execution of all orders it places, considering all the circumstances. If transactions are executed in the over-the-counter market, they will deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. There are occasions on which portfolio transactions for the Funds may be executed as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients advised by Alliance and Equitable Life. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds. When these concurrent authorizations occur, the objective is to allocate the executions among the Funds and the other accounts in a fair manner.

Alliance also considers the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. Factors in evaluating research services include the diversity

                                     SAI-17

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of sources used by the broker and the broker's experience, analytical ability, and professional stature. The receipt of research services from brokers tends to reduce the expenses in managing the Funds. This is taken into account when setting the expense charges.


Brokers who provide research services may charge somewhat higher commissions than those who do not. However, Alliance selects only brokers whose commissions are believed to be reasonable in all the circumstances. Of the brokerage commissions paid by the Alliance Growth Equity, Alliance Aggressive Equity and Alliance Balanced Funds during 1999, $2,308,108, $369,451 and $125,632, respectively, were paid to brokers providing research services on transactions of $2,810,065,842, $398,305,701 and $168,980,994, respectively.


Alliance periodically evaluates the services provided by brokers and prepares internal proposals for allocating among those various brokers business for all the accounts Alliance manages or advises. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by Alliance. Alliance has no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that Alliance will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. Alliance may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.

Research information obtained by Alliance may be used in servicing all accounts under their management, including Equitable Life's accounts. Similarly, not all research provided by a broker or dealer with which the Funds transact business will necessarily be used in connection with those Funds.

Transactions for the Funds in the over-the-counter market are normally executed as principal transactions with a dealer that is a principal market-maker in the security, unless a better price or better execution can be obtained from another source. Under these circumstances, the Funds pay no commission. Similarly, portfolio transactions in money market and debt securities will normally be executed through dealers or underwriters under circumstances where the Fund pays no commission.

When making securities transactions for Funds that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), Alliance seeks to obtain prompt execution in an effective manner at the best price. Subject to this general objective, Alliance may give orders to dealers or underwriters who provide investment research. None of the Funds will pay a higher price, however, and the fact that we or Alliance may benefit from such research is not considered in setting the expense charges.

In addition to using brokers and dealers to execute portfolio securities transactions for accounts Alliance manages, we or Alliance may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.


OTHER FUNDS. For those Funds that invest in corresponding Portfolios of EQ Advisors Trust, see the statement of additional information for each Trust for information concerning the portfolio transactions of the Portfolios.


                                     SAI-18

--------------------------------------------------------------------------------
INVESTMENT MANAGEMENT AND ACCOUNTING FEE

The table below shows the amount we received under the investment management and financial accounting fee under the Program during each of the last three years. See Deductions and Charges in the prospectus.


FUND                                             1999          1998          1997
----                                             ----          ----          ----
Alliance Growth Equity ....................    $326,625      $354,167      $331,600
Alliance Aggressive Equity ................     137,889       170,470       176,278
Alliance Balanced .........................      99,390        79,456        75,436
Alliance Global* ..........................      25,163        20,708        20,762
Alliance Conservative Investors* ..........      10,406        11,581        19,781
Alliance Growth Investors* ................      17,488        11,570         9,140


* Represents only financial accounting fees for these Funds.

UNDERWRITER


AXA Advisors, Inc. (formerly EQ Financial Consultants, Inc.), an affiliate of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. AXA Advisors, Inc. is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a members of the National Association of Securities Dealers, Inc. AXA Advisor's principal business address is 1290 Avenue of the Americas, New York, NY 10104. The offering of the units under the contract is continuous. We have paid no underwriting commissions during any of the last three fiscal years with respect to units of interest under the contract. See "Charges and Expenses" in the prospectus.


                                     SAI-19

--------------------------------------------------------------------------------
OUR MANAGEMENT


We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of Equitable and/or its affiliates in various executive positions during the last five years.



DIRECTORS
NAME                          PRINCIPAL OCCUPATION
----                          --------------------
Francoise Colloc'h            Member of the AXA Management Board and Group Executive
                              President, Human Resources, Communication and Synergies of AXA.

Henri de Castries             Chairman of the Board, AXA Financial; Vice Chairman, AXA's
                              Management Board.

Joseph L. Dionne              Retired Chairman and Chief Executive Officer, The McGraw-Hill
                              Companies.

Denis Duverne                 Executive Vice President, International AXA; member, AXA Executive
                              Board.

Jean-Rene Fourtou             Vice Chairman of the Management Board, Aventis; prior thereto,
                              Chairman and Chief Executive Officer, Rhone-Poulenc, S.A.

Norman C. Francis             President, Xavier University of Louisiana.

Donald J. Greene              Of Counsel, LeBoeuf, Lamb, Greene & MacRae, L.L.P.; prior thereto,
                              Partner of the firm.

John T. Hartley               Director and retired Chairman and Chief Executive Officer, Harris
                              Corporation.

John H. F. Haskell, Jr.       Senior Advisor, Warburg, Dillon Read LLC; prior thereto, Managing
                              Director and member of the Board of Directors.

Mary (Nina) Henderson         Corporate Vice President, Core Business Development of Bestfoods
                              (fomerly CPC International, Inc.); prior thereto, Vice President and
                              President, Bestfoods Grocery.

W. Edwin Jarmain              President, Jarmain Group Inc.

George T. Lowy                Partner, Cravath, Swaine & Moore.

Didier Pineau-Valencienne     Vice Chairman, Credit Suisse First Boston; Honorary Chairman,
                              Schneider Electric; prior thereto, Chairman and Chief Executive Officer.

George J. Sella, Jr.          Retired Chairman and Chief Executive Officer, American Cyanamid
                              Company.

Peter J. Tobin                Dean, Peter J. Tobin College of Business Administration, St. John's
                              University; prior thereto, Chief Financial Officer, Chase Manhattan
                              Corp.

Dave H. Williams              Chairman, Alliance Capital Management; prior thereto, Chief Executive
                              Officer.

Michael Hegarty               President and Chief Operating Officer of Equitable Life; Senior Vice
                              Chairman and Chief Operating Officer, AXA Financial, Inc.; prior thereto, Vice Chairman, Chase Manhattan Corporation.

Edward D. Miller              Chairman of the Board and Chief Executive Officer, Equitable Life;
                              former Senior Vice Chairman of Chase Manhattan Corporation; prior thereto, President and Senior Vice Chairman of Chemical Bank.


                                     SAI-20

--------------------------------------------------------------------------------


DIRECTORS
NAME                    PRINCIPAL OCCUPATION
----                    --------------------
Stanley B. Tulin        Vice Chairman of the Board and Chief Financial Officer of Equitable
                        Life; prior thereto, Senior Executive Vice President of AXA Financial,
                        Inc. and Chairman of the Insurance Consulting and Actuarial Practice of
                        Coopers & Lybrand, L.L.P.

Leon B. Billis          Executive Vice President and Chief Information Officer.

Derry E. Bishop         Executive Vice President and Chief Agency Officer, Equitable Life and
                        AXA Client Solutions; Director and Executive Vice President, AXA
                        Advisors, LLC.

Harvey Blitz            Senior Vice President of Equitable and of AXA Financial, Inc.;
                        Executive Vice President, AXA Advisors, LLC.

Kevin R. Byrne          Senior Vice President and Treasurer, Equitable Life, AXA Financial,
                        Inc., AXA Client Solutions, LLC, Equitable Distributors and Equitable
                        of Colorado.

John A. Caroselli       Executive Vice President; prior thereto, Senior Vice President, Chase
                        Manhattan Corp.

Judy A. Faucett         Senior Vice President and Actuary; prior thereto, Partner and Senior
                        Actuarial Consultant of Coopers & Lybrand L.L.P.

Alvin H. Fenichel       Senior Vice President and Controller, Equitable Life and AXA
                        Financial, Inc.

Paul J. Flora           Senior Vice President and Auditor; Vice President and Auditor, AXA
                        Financial, Inc.

Robert E. Garber        Executive Vice President and Chief Legal Officer; General Counsel,
                        AXA Financial, Inc.

Donald R. Kaplan        Senior Vice President, Chief Compliance Officer and Associate General
                        Counsel.

Michael S. Martin       Executive Vice President and Chief Marketing Officer; Chairman and
                        Chief Executive Officer, AXA Advisors LLC; President, Equitable of
                        Colorado.

Richard J. Matteis      Executive Vice President; prior thereto, Executive Vice President Chase
                        Manhattan Corp.

Peter D. Noris          Executive Vice President and Chief Investment Officer, Equitable Life
                        and AXA Financial, Inc.; Chairman, President and Trustee of EQ
                        ADVISORS TRUST; Executive Vice President of AXA Client Solutions
                        and Equitable of Colorado; Chief Investment Officer of Equitable of
                        Colorado.

Brian S. O'Neil         Executive Vice President of Equitable Life, AXA Financial, Inc. and
                        AXA Client Solutions.

Anthony C. Pasquale     Senior Vice President of Equitable Life and AXA Client Solutions;
                        Chairman and Chief Operating Officer, Casualty.

Pauline Sherman         Senior Vice President, Secretary and Associate General Counsel of
                        Equitable Life, AXA Financial, Inc. and AXA Client Solutions; Senior
                        Vice President and Secretary, Equitable of Colorado.

Richard V. Silver       Senior Vice President and General Counsel, Equitable Life; Senior Vice
                        President and Associate General Counsel, AXA Financial, Inc. and
                        AXA Client Solutions; Vice President and General Counsel, Equitable
                        of Colorado.


                                     SAI-21

--------------------------------------------------------------------------------


DIRECTORS
NAME                  PRINCIPAL OCCUPATION
-------------------   -------------------------------------------------------------------
Jose S. Suquet        Senior Executive Vice President and Chief Distribution Officer,
                      Equitable Life and AXA Client Solutions; Chairman, EDI.

Gregory G. Wilcox     Executive Vice President, Equitable Life and AXA Financial, Inc.

R. Lee Wilson         Executive Vice President, Equitable Life and AXA Client Solutions.


                                     SAI-22

--------------------------------------------------------------------------------

                             FINANCIAL STATEMENTS

The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Funds. The financial statements of Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled), 51 (Pooled) and 66 (Pooled) reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered, as well as the charges against the accounts made in accordance with the terms of all other contracts participating in the respective separate accounts, if applicable.



Separate Account Nos. 3 (Pooled), 4 (Pooled), and 10 (Pooled):
    Report of Independent Accountants -- PricewaterhouseCoopers LLP ......................   SAI-24
Separate Account No. 3 (Pooled) (The Alliance Aggressive Equity Fund):
    Statement of Assets and Liabilities, December 31, 1999 ...............................   SAI-25
    Statement of Operations Year Ended December 31, 1999 .................................   SAI-26
    Statements of Changes in Net Assets for the Years Ended December 31, 1999 and 1998 ...   SAI-27
    Portfolio of Investments, December 31, 1999 ..........................................   SAI-28
Separate Account No. 4 (Pooled) (The Alliance Growth Equity Fund):
    Statement of Assets and Liabilities, December 31, 1999 ...............................   SAI-32
    Statement of Operations Year Ended December 31, 1999 .................................   SAI-33
    Statements of Changes in Net Assets for the Years Ended December 31, 1999 and 1998 ...   SAI-34
    Portfolio of Investments, December 31, 1999 ..........................................   SAI-35
Separate Account No. 10 (Pooled) (The Alliance Balanced Fund):
    Statement of Assets and Liabilities, December 31, 1999 ...............................   SAI-40
    Statement of Operations Year Ended December 31, 1999 .................................   SAI-41
    Statements of Changes in Net Assets for the Years Ended December 31, 1999 and 1998 ...   SAI-42
    Portfolio of Investments, December 31, 1999 ..........................................   SAI-43
Separate Account No. 51 (Pooled)
    Report of Independent Accountants -- PricewaterhouseCoopers LLP ......................   SAI-56
Separate Account No. 51 (Pooled) (The Alliance Global, Alliance Conservative Investors
    and Alliance Growth Investors Funds):
    Statements of Assets and Liabilities, December 31, 1999 ..............................   SAI-57
    Statements of Operations Year Ended December 31, 1999 ................................   SAI-58
    Statements of Changes in Net Assets for the Years Ended December 31, 1999 and 1998 ...   SAI-59
Separate Account No. 66 (Pooled)
    Report of Independent Accountants -- PricewaterhouseCoopers LLP ......................   SAI-60
Separate Account No. 66 (Pooled) (The MFS Research, Warburg Pincus Small Company Value,
    T. Rowe Price Equity Income, Merrill Lynch World Strategy and BT Equity 500 Index Funds):
    Statements of Assets and Liabilities, December 31, 1999 ..............................   SAI-61
    Statements of Operations Year Ended December 31, 1999 ................................   SAI-62
    Statements of Changes in Net Assets for the Years Ended December 31, 1999 and 1998 ...   SAI-63
Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled), 51 (Pooled) and 66 (Pooled):
    Notes to Financial Statements ........................................................   SAI-66
The Equitable Life Assurance Society of the United States:
    Report of Independent Accountants -- PricewaterhouseCoopers LLP ......................   SAI-72
    Consolidated Balance Sheets, December 31, 1999 and 1998 ..............................   SAI-73
    Consolidated Statements of Earnings Years Ended
     December 31, 1999, 1998 and 1997 ....................................................   SAI-74
    Consolidated Statement of Shareholder's Equity and Comprehensive Income Years Ended
     December 31, 1999, 1998 and 1997 ....................................................   SAI-75
    Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1999, 1998 and 1997 ....................................................   SAI-76
    Notes to Consolidated Financial Statements ...........................................   SAI-77


                                     SAI-23

--------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and the Contractowners of Separate Account Nos. 3, 4 and 10 of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying statements of assets and liabilities, including the portfolio of investments, and the related statements of operations and changes in net assets and the selected per unit data (included under Condensed Financial Information in the prospectus of the Members Retirement Program) present fairly, in all material respects, the financial position of Separate Account Nos. 3 (Pooled) (Alliance Aggressive Equity Fund), 4 (Pooled) (Alliance Growth Equity Fund) and 10 (Pooled) (Alliance Balanced
Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1999, the results of each of their operations for the year then ended, changes in each of their net assets for the two years then ended and the selected per unit data for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the selected per unit data (hereafter referred to as "financial statements") are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
February 1, 2000


                                     SAI-24

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 3 (POOLED)
(THE ALLIANCE AGGRESSIVE EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Statement of Assets and Liabilities
DECEMBER 31, 1999
----------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes 2 and 3):
Common stocks -- at value (cost: $157,969,309) ...........................................    $181,481,988
Participation in Separate Account No. 2A -- at amortized cost, which approximates market value,
 equivalent to 9,867 units at $300.60 ....................................................       2,966,012
Cash .....................................................................................           4,936
Receivable for investment securities sold ................................................         225,668
Dividends receivable .....................................................................         106,277
----------------------------------------------------------------------------------------------------------
Total assets .............................................................................     184,784,881
----------------------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................................         842,500
Payable for investment securities purchased ..............................................          57,252
Investment management fees payable .......................................................           1,093
Accrued expenses .........................................................................         110,605
----------------------------------------------------------------------------------------------------------
Total liabilities ........................................................................       1,011,450
----------------------------------------------------------------------------------------------------------
Net Assets ...............................................................................    $183,773,431
==========================================================================================================



See Notes to Financial Statements.


                                     SAI-25

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 3 (POOLED)
(THE ALLIANCE AGGRESSIVE EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Operations
YEAR ENDED DECEMBER 31, 1999
-----------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends ..............................................................    $   1,545,219
Interest ...............................................................          196,435
-----------------------------------------------------------------------------------------
Total investment income ................................................        1,741,654
-----------------------------------------------------------------------------------------
EXPENSES (NOTE 4):
Asset and investment management fees ...................................       (1,438,002)
Administrative fees ....................................................       (1,289,002)
Operating expenses .....................................................         (137,954)
-----------------------------------------------------------------------------------------
Total expenses .........................................................       (2,864,958)
-----------------------------------------------------------------------------------------
Net investment loss ....................................................       (1,123,304)
-----------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions ..........       48,581,785
Change in unrealized appreciation /depreciation of investments .........      (17,298,570)
-----------------------------------------------------------------------------------------
Net Realized and Unrealized Gain on Investments ........................       31,283,215
-----------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS ..................    $  30,159,911
=========================================================================================


See Notes to Financial Statements.

                                     SAI-26

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 3 (POOLED)
(THE ALLIANCE AGGRESSIVE EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets
--------------------------------------------------------------------------------------------------------------------
                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       1999               1998
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..........................................................    $   (1,123,304)    $   (2,224,854)
Net realized gain (loss) on investments ......................................        48,581,785        (70,824,652)
Change in unrealized appreciation/depreciation of investments ................       (17,298,570)        25,717,615
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............        30,159,911        (47,331,891)
--------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................       142,172,242        227,181,913
Withdrawals ..................................................................      (264,920,548)      (321,651,183)
--------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .....      (122,748,306)       (94,469,270)
--------------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS .......................................................       (92,588,395)      (141,801,161)
NET ASSETS -- BEGINNING OF YEAR ..............................................       276,361,826        418,162,987
--------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................    $  183,773,431     $  276,361,826
====================================================================================================================

See Notes to Financial Statements.

                                     SAI-27

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 3 (POOLED)
(THE ALLIANCE AGGRESSIVE EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999
-------------------------------------------------------------------------------------
                                                         NUMBER OF         VALUE
                                                           SHARES         (NOTE 3)
-------------------------------------------------------------------------------------
COMMON STOCKS:
BASIC MATERIALS
CHEMICALS -- SPECIALTY (0.6%)
Lyondell Chemical Company ...........................      86,000      $  1,096,500
                                                                       ------------
PAPER (0.5%)
Pentair, Inc. .......................................      23,200           893,200
                                                                       ------------
TOTAL BASIC MATERIALS (1.1%) ........................                     1,989,700
                                                                       ------------
BUSINESS SERVICES
PRINTING, PUBLISHING & BROADCASTING (9.6%)
AMFM, Inc.* .........................................      24,300         1,901,475
Comcast Corp. (Class A) SPL .........................      70,400         3,537,600
Hispanic Broadcasting Corp.* ........................      18,800         1,733,713
Infinity Broadcasting Corp. (Class A)* ..............     114,300         4,136,231
Reader's Digest Association, Inc. (Class A) .........      40,800         1,193,400
USA Networks, Inc.* .................................      93,900         5,187,975
                                                                       ------------
                                                                         17,690,394
                                                                       ------------
TRUCKING, SHIPPING (1.2%)
Teekay Shipping Corp. ...............................     134,500         2,143,594
                                                                       ------------
TOTAL BUSINESS SERVICES (10.8%) .....................                    19,833,988
                                                                       ------------
CAPITAL GOODS
MACHINERY (1.3%)
United Rentals, Inc.* ...............................     145,200         2,486,550
                                                                       ------------
TOTAL CAPITAL GOODS (1.3%) ..........................                     2,486,550
                                                                       ------------
CONSUMER CYCLICALS
AIRLINES (5.7%)
Continental Airlines, Inc. (Class B)* ...............     185,800         8,244,875
Northwest Airlines Corp.* ...........................     100,500         2,236,125
                                                                       ------------
                                                                         10,481,000
                                                                       ------------
APPAREL, TEXTILE (4.0%)
Mohawk Industries, Inc.* ............................     216,500         5,710,188
Unifi, Inc.* ........................................     129,100         1,589,544
                                                                       ------------
                                                                          7,299,732
                                                                       ------------
AUTO-RELATED (0.3%)
Circuit City Stores, Inc.-CarMax Group* .............     195,600           452,325
                                                                       ------------
FOOD SERVICES, LODGING (0.8%)
Meristar Hospitality Corp. ..........................      95,100         1,521,600
                                                                       ------------
HOUSEHOLD FURNITURE, APPLIANCES (0.9%)
Industrie Natuzzi Spa (ADR) .........................     127,200         1,685,400
                                                                       ------------
LEISURE-RELATED (10.1%)
Cendant Corporation* ................................     113,200         3,006,875
Harley Davidson, Inc. ...............................      35,300         2,261,405


                                     SAI-28

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 3 (POOLED)
(THE ALLIANCE AGGRESSIVE EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999 (Continued)
-------------------------------------------------------------------------------------
                                                           NUMBER OF         VALUE
                                                             SHARES        (NOTE 3)
-------------------------------------------------------------------------------------
Park Place Entertainment Corp.* .......................      77,500      $    968,750
Premier Parks, Inc.* ..................................     207,300         5,985,787
Royal Caribbean Cruises Ltd.* .........................     130,000         6,410,625
                                                                         ------------
                                                                           18,633,442
                                                                         ------------
PHOTO & OPTICAL (0.7%)
Bausch & Lomb, Inc. ...................................      19,500         1,334,530
                                                                         ------------
RETAIL -- GENERAL (6.4%)
Bed Bath & Beyond, Inc.* ..............................     130,900         4,548,775
Family Dollar Stores ..................................      99,200         1,618,200
TJX Cos., Inc. ........................................      79,600         1,626,825
Venator Group Inc.* ...................................     550,200         3,851,400
                                                                         ------------
                                                                           11,645,200
                                                                         ------------
TOTAL CONSUMER CYCLICALS (28.9%) ......................                    53,053,229
                                                                         ------------
CONSUMER NONCYCLICALS
DRUGS (6.1%)
Forest Labs, Inc.* ....................................      16,900         1,038,294
Genzyme Corporation* ..................................      25,300         1,138,500
Idec Pharmaceuticals Corp.* ...........................      33,800         3,320,850
Medical Manager Corporation* ..........................      32,200         2,712,850
MedImmune, Inc.* ......................................      17,900         2,969,163
                                                                         ------------
                                                                           11,179,657
                                                                         ------------
FOODS (0.5%)
Rite Aid Corp. ........................................      90,100         1,007,994
                                                                         ------------
HOSPITAL SUPPLIES & SERVICES (7.6%)
Columbia/HCA Healthcare Corp. .........................     234,200         6,864,988
Health Management Associates, Inc. (Class A)* .........     253,300         3,387,888
HEALTHSOUTH Corp.* ....................................     355,800         1,912,425
Summit Technology, Inc.* ..............................      79,100           924,481
Visx, Inc.* ...........................................      16,500           853,875
                                                                         ------------
                                                                           13,943,657
                                                                         ------------
MEDIA & CABLE (0.6%)
Rogers Communications, Inc. (Class B)* ................      41,300         1,022,175
                                                                         ------------
TOTAL CONSUMER NONCYCLICALS (14.8%) ...................                    27,153,483
                                                                         ------------
CREDIT-SENSITIVE
BANKS (0.9%)
Greenpoint Financial Corp. ............................      66,100         1,574,006
                                                                         ------------
FINANCIAL SERVICES (2.1%)
Edwards (A.G.), Inc. ..................................      64,000         2,052,000
Paine Webber, Inc. ....................................      45,700         1,773,731
                                                                         ------------
                                                                            3,825,731
                                                                         ------------


                                     SAI-29

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 3 (POOLED)
(THE ALLIANCE AGGRESSIVE EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999 (Continued)
------------------------------------------------------------------------
                                             NUMBER OF         VALUE
                                               SHARES        (NOTE 3)
------------------------------------------------------------------------
INSURANCE (5.7%)
Ace Ltd. ................................     149,100      $ 2,488,106
AFLAC, Inc. .............................      38,300        1,807,281
CNA Financial Corp.* ....................     157,700        6,140,444
                                                           -----------
                                                            10,435,831
                                                           -----------
REAL ESTATE (1.1%)
Vornado Realty Trust ....................      62,100        2,018,250
                                                           -----------
UTILITY -- TELEPHONE (2.0%)
Centurytel, Inc. ........................      18,500          876,438
Telephone & Data Systems, Inc. ..........      22,700        2,860,200
                                                           -----------
                                                             3,736,638
                                                           -----------
TOTAL CREDIT-SENSITIVE (11.8%) ..........                   21,590,456
                                                           -----------
ENERGY
OIL -- DOMESTIC (1.5%)
Kerr McGee Corp. ........................      19,700        1,221,400
Murphy Oil Corp. ........................      26,100        1,497,488
                                                           -----------
                                                             2,718,888
                                                           -----------
OIL -- SUPPLIES & CONSTRUCTION (2.1%)
Diamond Offshore Drilling, Inc. .........      53,500        1,635,094
Noble Drilling Corp.* ...................      67,300        2,204,075
                                                           -----------
                                                             3,839,169
                                                           -----------
TOTAL ENERGY (3.6%) .....................                    6,558,057
                                                           -----------
TECHNOLOGY
ELECTRONICS (8.6%)
Altera Corp.* ...........................      18,900          936,731
BEA Systems, Inc.* ......................      16,000        1,119,000
Citrix Systems, Inc.* ...................      11,500        1,414,500
CyberSource Corp.* ......................      20,800        1,076,400
DBT Online, Inc.* .......................      46,300        1,128,563
Flextronics International Ltd.* .........      30,600        1,407,600
I2 Technologies, Inc.* ..................       5,400        1,053,000
Rational Software Corp.* ................      18,900          928,463
RF Micro Devices, Inc.* .................      13,900          951,281
Sanmina Corp.* ..........................      26,400        2,636,700
Teradyne, Inc.* .........................      36,200        2,389,200
Whittman-Hart, Inc.* ....................      15,200          815,100
                                                           -----------
                                                            15,856,538
                                                           -----------
OFFICE EQUIPMENT SERVICES (2.1%)
American Tower Corp. (Class A)* .........      31,700          968,831
Comverse Technology, Inc.* ..............      20,250        2,931,188
                                                           -----------
                                                             3,900,019
                                                           -----------


                                     SAI-30

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 3 (POOLED)
(THE ALLIANCE AGGRESSIVE EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999 (Concluded)
------------------------------------------------------------------------------------------------
                                                                    NUMBER OF         VALUE
                                                                      SHARES         (NOTE 3)
------------------------------------------------------------------------------------------------
TELECOMMUNICATIONS (15.8%)
Adelphia Business Solutions* ...................................      48,300      $  2,318,400
Amdocs Ltd.* ...................................................      53,200         1,835,400
American Satellite Network-Warrants (Expire 06/30/00)* .........       9,550                 0
Crown Castle International Corp.* ..............................      84,600         2,717,775
Global TeleSystems Group Inc.* .................................     196,700         6,810,737
McLeod, Inc.* ..................................................      22,300         1,312,913
Millicom International Cellular S.A.* ..........................     103,000         6,424,625
NTL Incorporated* ..............................................      47,825         5,966,168
RCN Corporation* ...............................................      16,200           785,700
United States Cellular Corp.* ..................................       8,800           888,250
                                                                                  ------------
                                                                                    29,059,968
                                                                                  ------------
TOTAL TECHNOLOGY (26.5%) .......................................                    48,816,525
                                                                                  ------------
TOTAL COMMON STOCKS (98.8%)
 (Cost $157,969,309) ...........................................                   181,481,988
                                                                                  ------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
 at amortized cost, which approximates
 market value, equivalent to 9,867 units
 at $300.60 each (1.6%) ......................................................       2,966,012
                                                                                  ------------
TOTAL INVESTMENTS (100.4%)
 (Cost/Amortized Cost $160,935,321) ..........................................     184,448,000
OTHER ASSETS LESS LIABILITIES (-0.4%) ........................................        (674,569)
                                                                                  ------------
NET ASSETS (100.0%) ..........................................................    $183,773,431
                                                                                  ============


*  Non-income producing.

See Notes to Financial Statements.

                                     SAI-31

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE ALLIANCE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
DECEMBER 31, 1999
------------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes 2 and 3):
Common stocks -- at value (cost: $1,333,345,581) .........................................    $1,777,794,011
Long-term debt securities -- at value (amortized cost: $7,810,985) .......................        11,874,375
Participation in Separate Account No. 2A -- at amortized cost, which approximates market value,
 equivalent to 120,801 units at $300.60 ..................................................        36,312,393
Receivable for investment securities sold ................................................         6,662,243
Dividends and interest receivable ........................................................         1,361,064
------------------------------------------------------------------------------------------------------------
Total assets .............................................................................     1,834,004,086
------------------------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................................        39,371,465
Payable for investment securities purchased ..............................................         1,639,781
Custodian fee payable ....................................................................           367,334
Investment management fees payable .......................................................             3,770
Accrued expenses .........................................................................           482,251
------------------------------------------------------------------------------------------------------------
Total liabilities ........................................................................        41,864,601
------------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................     1,792,139,485
------------------------------------------------------------------------------------------------------------
Amount retained by Equitable Life in Separate Account No. 4 ..............................    $    2,714,541
Net assets attributable to contract owners ...............................................     1,735,846,337
Net assets attributable to annuity benefits ..............................................        53,578,607
------------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $1,792,139,485
============================================================================================================



See Notes to Financial Statements.


                                     SAI-32

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE ALLIANCE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITD STATES



Statement of Operations
YEAR ENDED DECEMBER 31, 1999
----------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends .............................................................    $   9,728,926
Interest ..............................................................          421,216
----------------------------------------------------------------------------------------
Total investment income ...............................................       10,150,142
----------------------------------------------------------------------------------------
EXPENSES (NOTE 4):
Asset and investment management fees ..................................       (7,361,227)
Administrative fees ...................................................       (6,442,906)
Operating expenses ....................................................         (569,529)
----------------------------------------------------------------------------------------
Total expenses ........................................................      (14,373,662)
----------------------------------------------------------------------------------------
Net investment loss ...................................................       (4,223,520)
----------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions .........      294,811,943
Change in unrealized appreciation/depreciation of investments .........      264,368,034
----------------------------------------------------------------------------------------
Net Realized and Unrealized Gain on Investments .......................      559,179,977
----------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................    $ 554,956,457
========================================================================================


See Notes to Financial Statements.

                                     SAI-33

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE ALLIANCE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Changes in Net Assets
-------------------------------------------------------------------------------------------------------------------------
                                                                                         YEAR ENDED DECEMBER 31,
                                                                                         1999                 1998
-------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..........................................................    $     (4,223,520)      $   (5,333,397)
Net realized gain on investments and foreign currency transactions ...........         294,811,943          424,897,105
Change in unrealized appreciation/depreciation of investments ................         264,368,034         (505,981,445)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............         554,956,457          (86,417,737)
-------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................         369,385,670          451,738,195
Withdrawals ..................................................................      (1,245,308,651)        (897,373,357)
-------------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .....        (875,922,981)        (445,635,162)
-------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to Equitable Life's transactions .....              58,823               23,520
-------------------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS .......................................................        (320,907,701)        (532,029,379)
NET ASSETS -- BEGINNING OF YEAR ..............................................       2,113,047,186        2,645,076,565
-------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................    $  1,792,139,485       $2,113,047,186
=========================================================================================================================


See Notes to Financial Statements.

                                     SAI-34

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE ALLIANCE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999
-------------------------------------------------------------------------------
                                                    NUMBER OF         VALUE
                                                      SHARES        (NOTE 3)
-------------------------------------------------------------------------------
COMMON STOCKS:
BASIC MATERIALS
CHEMICALS-SPECIALTY (0.4%)
Lyondell Chemical Company ......................      600,000     $  7,650,000
                                                                  ------------
TOTAL BASIC MATERIALS (0.4%) ...................                     7,650,000
                                                                  ------------
CONSUMER CYCLICALS
AIRLINES (11.5%)
Alaska Air Group, Inc.* ........................      540,000       18,967,500
America West Holdings Corp. (Class B)* .........       90,000        1,867,500
Continental Airlines, Inc. (Class B)* ..........    2,935,000      130,240,624
Northwest Airlines Corp. (Class A)* ............    2,475,000       55,068,750
                                                                  ------------
                                                                   206,144,374
                                                                  ------------
APPAREL, TEXTILE (1.9%)
Mohawk Industries, Inc.* .......................      577,600       15,234,200
Unifi, Inc.* ...................................    1,575,000       19,392,188
                                                                  ------------
                                                                    34,626,388
                                                                  ------------
AUTO RELATED (1.7%)
Budget Group, Inc.* ............................    1,225,000       11,101,563
Dollar Thrifty Automotive Group, Inc.* .........      780,000       18,671,250
Monaco Coach Corp.* ............................       10,200          260,738
                                                                  ------------
                                                                    30,033,551
                                                                  ------------
FOOD SERVICES, LODGING (1.1%)
Extended Stay America, Inc.* ...................    2,665,000       20,320,625
                                                                  ------------
HOUSEHOLD FURNITURE, APPLIANCES (0.8%)
Industrie Natuzzi Spa (ADR) ....................    1,053,900       13,964,175
                                                                  ------------
LEISURE-RELATED (10.1%)
Carnival Corp. .................................    1,124,200       53,750,813
Cendant Corporation* ...........................      660,000       17,531,250
Metro-Goldwyn-Mayer, Inc.* .....................      200,000        4,712,500
Park Place Entertainment Corp.* ................      600,000        7,500,000
Royal Caribbean Cruises Ltd.* ..................    1,950,000       96,159,374
                                                                  ------------
                                                                   179,653,937
                                                                  ------------


                                     SAI-35

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE ALLIANCE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
--------------------------------------------------------------------------------------
                                                           NUMBER OF         VALUE
                                                             SHARES        (NOTE 3)
--------------------------------------------------------------------------------------
RETAIL -- GENERAL (1.2%)
Bed Bath & Beyond, Inc.* ..............................      240,000     $  8,340,000
TJX Cos., Inc. ........................................      320,000        6,540,000
Venator Group, Inc.* ..................................      975,000        6,825,000
                                                                         ------------
                                                                           21,705,000
                                                                         ------------
TOTAL CONSUMER CYCLICALS (28.3%) ......................                   506,448,050
                                                                         ------------
CONSUMER NONCYCLICALS
BEVERAGES (0.2%)
Pepsi Bottling Group, Inc. ............................      200,000        3,312,500
                                                                         ------------
HOSPITAL SUPPLIES & SERVICES (5.0%)
Health Management Associates, Inc. (Class A)* .........    3,119,200       41,719,300
HEALTHSOUTH Corp.* ....................................    3,250,000       17,468,750
McKesson HBOC, Inc. ...................................      300,000        6,768,750
Quintiles Transnational Corp.* ........................      585,000       10,932,188
Tenet Healthcare Corp.* ...............................      535,000       12,572,500
                                                                         ------------
                                                                           89,461,488
                                                                         ------------
MEDIA & CABLE (1.1%)
Rogers Communications, Inc. (Class B)* ................      620,000       15,345,000
UnitedGlobalcom, Inc. (Class A)* ......................       50,000        3,531,250
                                                                         ------------
                                                                           18,876,250
                                                                         ------------
RETAIL -- FOOD (0.1%)
Kroger Co.* ...........................................      150,000        2,831,250
                                                                         ------------
TOTAL CONSUMER NONCYCLICALS (6.4%) ....................                   114,481,488
                                                                         ------------
CREDIT-SENSITIVE
BANKS (0.3%)
Bank of Tokyo-Mitsubishi Ltd. .........................      345,000        4,808,438
                                                                         ------------
FINANCIAL SERVICES (8.9%)
Associates First Capital Corp. (Class A) ..............      650,000       17,834,375
CIT Group, Inc. (Class A) .............................      399,170        8,432,466
Edwards (A.G.), Inc. ..................................      805,000       25,810,313
Legg Mason, Inc. ......................................    2,965,000      107,481,250
                                                                         ------------
                                                                          159,558,404
                                                                         ------------


                                     SAI-36

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE ALLIANCE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
--------------------------------------------------------------------------------------
                                                           NUMBER OF         VALUE
                                                             SHARES        (NOTE 3)
--------------------------------------------------------------------------------------
INSURANCE (9.1%)
Ace Ltd. ..............................................    2,000,000     $ 33,375,000
CNA Financial Corp.* ..................................    3,323,500      129,408,780
                                                                         ------------
                                                                          162,783,780
                                                                         ------------
REAL ESTATE (0.3%)
Prime Retail, Inc. ....................................    1,000,000        5,625,000
                                                                         ------------
UTILITY -- TELEPHONE (8.4%)
Centurytel, Inc. ......................................      110,100        5,215,988
Tele Celular Sul Participacoes (ADR) ..................       50,000        1,587,500
Tele Centro Oeste Celular Participacoes (ADR) .........      100,000          650,000
Tele Nordeste Celular Participacoes (ADR) .............       30,000        1,515,000
Tele Sudeste Celular Participacoes (ADR) ..............      349,300       13,557,206
Telemig Celular Participacoes (ADR) ...................      100,000        4,618,750
Telephone & Data Systems, Inc. ........................      790,000       99,540,000
Telesp Celular Participacoes (ADR) ....................      200,000        8,475,000
Viatel, Inc.* .........................................      297,200       15,937,350
                                                                         ------------
                                                                          151,096,794
                                                                         ------------
TOTAL CREDIT-SENSITIVE (27.0%) ........................                   483,872,416
                                                                         ------------
ENERGY
OIL -- DOMESTIC (2.5%)
Kerr-McGee Corp. ......................................      585,000       36,270,000
Murphy Oil Corp. ......................................      145,000        8,319,375
                                                                         ------------
                                                                           44,589,375
                                                                         ------------
OIL -- INTERNATIONAL (0.1%)
IRI International Corporation* ........................      305,000        1,220,000
                                                                         ------------
OIL -- SUPPLIES & CONSTRUCTION (0.7%)
Stolt Comex Seaway S.A.* ..............................      165,000        1,825,313
Stolt Comex Seaway S.A. (ADR) (Class A)* ..............    1,058,000       11,638,000
                                                                         ------------
                                                                           13,463,313
                                                                         ------------
TOTAL ENERGY (3.3%) ...................................                    59,272,688
                                                                         ------------



                                     SAI-37

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE ALLIANCE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
----------------------------------------------------------------------------------------------------
                                                                       NUMBER OF          VALUE
                                                                         SHARES         (NOTE 3)
----------------------------------------------------------------------------------------------------
TECHNOLOGY
ELECTRONICS (0.8%)
ARDENT Software, Inc.* ............................................      150,000     $    5,850,000
DBT Online, Inc.* .................................................      359,900          8,772,563
                                                                                     --------------
                                                                                         14,622,563
                                                                                     --------------
OFFICE EQUIPMENT SERVICES (0.6%)
Informix Corporation* .............................................      887,600         10,096,450
                                                                                     --------------
TELECOMMUNICATIONS (30.4%)
Adelphia Business Solutions* ......................................       90,000          4,320,000
Amdocs Ltd.* ......................................................      515,000         17,767,500
American Satellite Network -- Warrants (Expire 06/30/00)* .........       70,000                  0
Global TeleSystems Group, Inc.* ...................................    3,980,000        137,807,499
Mannesmann AG .....................................................       40,000          9,641,482
Millicom International Cellular S.A.* .............................    2,165,500        135,073,062
NTL Incorporated* .................................................      820,000        102,295,000
PSINet, Inc.* .....................................................      237,500         14,665,625
RCN Corporation* ..................................................      710,100         34,439,850
United States Cellular Corp.* .....................................      885,000         89,329,688
                                                                                     --------------
                                                                                        545,339,706
                                                                                     --------------
TOTAL TECHNOLOGY (31.8%) ..........................................                     570,058,719
                                                                                     --------------
DIVERSIFIED
MISCELLANEOUS (2.0%)
U.S. Industries, Inc. .............................................      919,600         12,874,400
Viad Corp. ........................................................      830,000         23,136,250
                                                                                     --------------
TOTAL DIVERSIFIED (2.0%) ..........................................                      36,010,650
                                                                                     --------------
TOTAL COMMON STOCKS (99.2%)
 (Cost $1,333,345,581).............................................                   1,777,794,011
                                                                                     --------------


                                     SAI-38

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE ALLIANCE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Concluded)
----------------------------------------------------------------------------------------------------------
                                                                          PRINCIPAL            VALUE
                                                                            AMOUNT           (NOTE 3)
----------------------------------------------------------------------------------------------------------
LONG-TERM DEBT SECURITIES:
TECHNOLOGY
TELECOMMUNICATIONS (0.7%)
NTL Incorporated
 7.0% Conv., 2008 ...................................................   $4,500,000        $   11,874,375
                                                                                          --------------
TOTAL TECHNOLOGY (0.7%) .............................................                         11,874,375
                                                                                          --------------
TOTAL LONG-TERM DEBT SECURITIES (0.7%)
 (Amortized Cost $7,810,985).........................................                         11,874,375
                                                                                          --------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
 at amortized cost, which approximates
 market value, equivalent to 120,801
 units at $300.60 each (2.0%)........................................                         36,312,393
                                                                                          --------------
TOTAL INVESTMENTS (101.9%)
 (Cost/Amortized Cost $1,377,468,959)................................                      1,825,980,779
OTHER ASSETS LESS LIABILITIES (-1.9%) ...............................                        (33,841,294)
                                                                                          --------------
NET ASSETS (100.0%) .................................................                     $1,792,139,485
                                                                                          ==============
Amount retained by Equitable Life in Separate Account No. 4 .........                     $    2,714,541
Net assets attributable to contract owners ..........................                      1,735,846,337
Net assets attributable to annuity benefits .........................                         53,578,607
                                                                                          --------------
NET ASSETS ..........................................................                     $1,792,139,485
                                                                                          ==============


*  Non-income producing.

See Notes to Financial Statements.

                                     SAI-39

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
DECEMBER 31, 1999
----------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes 2 and 3):
Common stocks -- at value (cost: $51,061,608) ............................................    $ 71,663,489
Preferred stocks -- at value (cost: $1,349,937) ..........................................       2,158,800
Long-term debt securities -- at value (amortized cost: $67,574,628) ......................      67,481,851
Participation in Separate Account No. 2A -- at amortized cost, which approximates market value,
 equivalent to 117 units at $300.60 ......................................................          35,179
Receivable for investment securities sold ................................................       2,527,719
Interest receivable ......................................................................         878,928
Dividends and other receivable ...........................................................         125,323
----------------------------------------------------------------------------------------------------------
Total assets .............................................................................     144,871,289
----------------------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................................       1,082,278
Custodian fee payable ....................................................................         978,915
Payable for investment securities purchased ..............................................           7,632
Investment management fees payable .......................................................           1,384
Accrued expenses .........................................................................         155,991
Unrealized depreciation of forward currency contracts ....................................             938
----------------------------------------------------------------------------------------------------------
Total liabilities ........................................................................       2,227,138
----------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $142,644,151
==========================================================================================================



See Notes to Financial Statements.


                                     SAI-40

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Operations
YEAR ENDED DECEMBER 31, 1999
---------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld of $50,363) .....................................   $  1,043,948
Interest .................................................................................      4,751,668
---------------------------------------------------------------------------------------------------------
Total investment income ..................................................................      5,795,616
---------------------------------------------------------------------------------------------------------
EXPENSES (NOTE 4):
Asset and investment management fees .....................................................     (1,075,798)
Administrative fees ......................................................................     (1,319,166)
Operating expenses .......................................................................       (175,624)
---------------------------------------------------------------------------------------------------------
Total expenses ...........................................................................     (2,570,588)
---------------------------------------------------------------------------------------------------------
Net investment income ....................................................................      3,225,028
---------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions ............................     26,193,319
Change in unrealized appreciation/depreciation of investments and foreign currency             (8,283,953)
  transactions
---------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain on Investments ..........................................     17,909,366
---------------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS ....................................   $ 21,134,394
=========================================================================================================


See Notes to Financial Statements.


                                     SAI-41

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Changes in Net Assets
------------------------------------------------------------------------------------------------------------------------------
                                                                                                YEAR ENDED DECEMBER 31,
                                                                                                1999                1998
------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income ................................................................    $    3,225,028      $    4,993,836
Net realized gain on investments and foreign currency transactions ...................        26,193,319          23,827,974
Change in unrealized appreciation/depreciation of investments and foreign currency
 transactions ........................................................................        (8,283,953)          9,231,482
------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations ................................        21,134,394          38,053,292
------------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ........................................................................        30,187,271          41,418,954
Withdrawals ..........................................................................      (105,989,196)       (125,416,483)
------------------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .............       (75,801,925)        (83,997,529)
------------------------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS ...............................................................       (54,667,531)        (45,944,237)
NET ASSETS -- BEGINNING OF YEAR ......................................................       197,311,682         243,255,919
------------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ............................................................    $  142,644,151      $  197,311,682
==============================================================================================================================


See Notes to Financial Statements.

                                     SAI-42

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999
-----------------------------------------------------------------------------------------
                                                               NUMBER          VALUE
                                                             OF SHARES        (NOTE 3)
-----------------------------------------------------------------------------------------
COMMON STOCKS:
BASIC MATERIALS
CHEMICALS (1.0%)
Akzo Nobel N.V. .........................................       6,300      $    314,571
BASF AG .................................................       4,500           234,169
Dow Chemical Co. ........................................       1,400           187,075
Dupont (E.l.) de Nemours & Co. ..........................       2,802           184,582
Ecolab, Inc. ............................................       4,500           176,063
Shin-Etsu Chemical Co. Ltd. .............................       9,000           386,530
                                                                           ------------
                                                                              1,482,990
                                                                           ------------
CHEMICALS -- SPECIALTY (0.2%)
Lyondell Chemical Company ...............................      16,500           210,375
                                                                           ------------
METALS & MINING (0.2%)
Alcoa, Inc. .............................................       1,600           132,800
Freeport-McMoran Copper & Gold, Inc. (Class B)* .........       4,600            97,175
Newmont Mining Corp. ....................................       1,500            36,750
Phelps Dodge Corp. ......................................         800            53,700
                                                                           ------------
                                                                                320,425
                                                                           ------------
STEEL (0.1%)
NatSteel Ltd. ...........................................      41,000            81,705
USX-U.S. Steel Group, Inc. ..............................       2,400            79,200
                                                                           ------------
                                                                                160,905
                                                                           ------------
TOTAL BASIC MATERIALS (1.5%) ............................                     2,174,695
                                                                           ------------
BUSINESS SERVICES
ENVIRONMENTAL CONTROL (0.4%)
Verisign, Inc.* .........................................       3,300           629,475
                                                                           ------------
PRINTING, PUBLISHING & BROADCASTING (2.4%)
AMFM, Inc.* .............................................       4,400           344,300
AT&T Corp. -- Liberty Media (Class A)* ..................       7,884           447,417
British Sky Broadcasting PLC ............................      22,270           358,248
CBS Corp.* ..............................................       4,600           294,113
Gannett Co. .............................................       3,800           309,938
MediaOne Group, Inc.* ...................................       5,900           453,194
New Straits Times Press BHD* ............................      13,000            31,303
Time Warner, Inc. .......................................       9,800           709,888
United News & Media PLC .................................      37,068           463,521
                                                                           ------------
                                                                              3,411,922
                                                                           ------------
PROFESSIONAL SERVICES (0.2%)
Securitas AB (Series B) .................................      14,000           252,459
                                                                           ------------
TRUCKING, SHIPPING (0.0%)
Frontline Ltd. -- Warrants (Expire 05/11/01)* ...........       5,706                 0
                                                                           ------------
TOTAL BUSINESS SERVICES (3.0%) ..........................                     4,293,856
                                                                           ------------


                                     SAI-43

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
--------------------------------------------------------------------------
                                                 NUMBER          VALUE
                                               OF SHARES       (NOTE 3)
--------------------------------------------------------------------------
CAPITAL GOODS
AEROSPACE (0.2%)
British Aerospace PLC .....................      40,000      $    264,291
                                                             ------------
BUILDING & CONSTRUCTION (0.3%)
ABB AG* ...................................       1,981           240,929
CRH PLC ...................................       8,000           170,773
                                                             ------------
                                                                  411,702
                                                             ------------
BUILDING MATERIALS & FOREST PRODUCTS (0.4%)
Masco Corp. ...............................      10,100           256,288
Weyerhaeuser Co. ..........................       3,800           272,888
                                                             ------------
                                                                  529,176
                                                             ------------
ELECTRICAL EQUIPMENT (1.9%)
General Electric Co. ......................      17,100         2,646,225
                                                             ------------
MACHINERY (0.4%)
Fanuc Co. .................................       2,000           253,978
United Technologies Corp. .................       5,700           370,500
                                                             ------------
                                                                  624,478
                                                             ------------
TOTAL CAPITAL GOODS (3.2%) ................                     4,475,872
                                                             ------------
CONSUMER CYCLICALS
AIRLINES (0.4%)
British Airways PLC .......................      50,800           330,322
Northwest Airlines Corp.* .................       4,500           100,125
Southwest Airlines Co. ....................       7,900           127,881
                                                             ------------
                                                                  558,328
                                                             ------------
AUTOS & TRUCKS (0.3%)
Ford Motor Co. ............................       4,800           256,500
General Motors Corp. ......................       2,400           174,450
                                                             ------------
                                                                  430,950
                                                             ------------
LEISURE-RELATED (0.6%)
Berjaya Sports Toto BHD ...................      27,000            58,263
Carnival Corp. (Class A) ..................       6,700           320,344
Harley Davidson, Inc. .....................       3,900           249,844
Park Place Entertainment Corp.* ...........       9,600           120,000
                                                             ------------
                                                                  748,451
                                                             ------------
RETAIL -- GENERAL (3.5%)
Carrefour SA ..............................       1,000           183,585
Costco Wholesale Corp.* ...................       1,200           109,500
Dayton Hudson Corp. .......................       1,800           132,188
Dixons Group PLC ..........................      16,300           391,608
Gap, Inc. .................................       6,950           319,700


                                     SAI-44

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
--------------------------------------------------------------------------------------
                                                             NUMBER          VALUE
                                                           OF SHARES       (NOTE 3)
--------------------------------------------------------------------------------------
Home Depot, Inc. ......................................      12,600      $    863,887
Kingfisher PLC ........................................      15,700           172,891
Kohl's Corp.* .........................................       2,400           173,250
Lowe's Cos., Inc. .....................................       4,900           292,775
Next PLC ..............................................      54,300           520,422
Wal-Mart Stores, Inc. .................................      22,200         1,534,574
Walgreen Co. ..........................................      11,300           330,525
                                                                         ------------
                                                                            5,024,905
                                                                         ------------
TOTAL CONSUMER CYCLICALS (4.8%) .......................                     6,762,634
                                                                         ------------
CONSUMER NONCYCLICALS
BEVERAGES (0.9%)
Coca-Cola Co. .........................................       8,700           506,775
Coca-Cola Enterprises, Inc. ...........................       8,500           171,063
Pepsi Bottling Group, Inc. ............................      10,100           167,281
Pepsico, Inc. .........................................      12,000           423,000
                                                                         ------------
                                                                            1,268,119
                                                                         ------------
CONTAINERS (0.2%)
Sealed Air Corp.* .....................................       4,800           248,700
                                                                         ------------
DRUGS (3.3%)
Amgen, Inc.* ..........................................       8,100           486,506
Banyu Pharmaceutical Co. Ltd. .........................      16,000           247,535
Bristol-Myers Squibb Co. ..............................      12,300           789,506
Human Genome Sciences, Inc.* ..........................       1,400           213,675
MedImmune, Inc.* ......................................       1,897           314,665
Merck & Co., Inc. .....................................       8,100           543,206
Pfizer, Inc. ..........................................      20,720           672,105
Schering Plough Corp. .................................      12,100           510,469
Takeda Chemical Industries ............................       5,000           246,462
Warner-Lambert Co. ....................................       6,700           548,981
Yamanouchi Pharmaceutical Co. Ltd. ....................       3,000           104,539
                                                                         ------------
                                                                            4,677,649
                                                                         ------------
FOODS (0.0%)
Ng Fung Hong Limited ..................................     100,000            51,454
                                                                         ------------
HOSPITAL SUPPLIES & SERVICES (1.1%)
Health Management Associates, Inc. (Class A)* .........      22,700           303,613
Johnson & Johnson .....................................       2,900           270,063
Medtronic, Inc. .......................................      10,700           389,881
PT Tempo Scan Pacific .................................      40,000            33,475
Quintiles Transnational Corp.* ........................      10,600           198,088


                                     SAI-45

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
---------------------------------------------------------------------------------------------------
                                                                           NUMBER         VALUE
                                                                         OF SHARES       (NOTE 3)
---------------------------------------------------------------------------------------------------
Tenet Healthcare Corp.* .............................................      13,700      $   321,950
                                                                                       -----------
                                                                                         1,517,070
                                                                                       -----------
RETAIL -- FOOD (0.3%)
Kroger Co.* .........................................................      20,800          392,600
                                                                                       -----------
SOAPS & TOILETRIES (1.4%)
Avon Products, Inc. .................................................       5,100          168,300
Colgate Palmolive Co. ...............................................       5,500          357,500
Estee Lauder Cos. (Class A) .........................................       4,800          242,100
KAO Corp. ...........................................................      14,000          398,341
Procter & Gamble Co. ................................................       7,800          854,588
                                                                                       -----------
                                                                                         2,020,829
                                                                                       -----------
TOBACCO (0.2%)
Philip Morris Cos., Inc. ............................................      16,330          378,652
                                                                                       -----------
TOTAL CONSUMER NONCYCLICALS (7.4%) ..................................                   10,555,073
                                                                                       -----------
CREDIT-SENSITIVE
BANKS (3.8%)
Banco Santander SA ..................................................      14,000          157,777
Bangkok Bank* .......................................................       1,000            2,528
Bank Dagang Nasional Indonesia Tbk* .................................     234,000            2,489
Bank of America Corp. ...............................................      12,742          639,489
Bank of Ireland* ....................................................      32,000          253,470
Bank of Scotland ....................................................      22,000          253,981
Bank of Tokyo-Mitsubishi Ltd. .......................................      18,000          250,190
Bank One Corp. ......................................................       9,932          318,445
Banque Nationale de Paris ...........................................       4,300          394,924
Chase Manhattan Corp. ...............................................       7,023          545,599
Citigroup, Inc. .....................................................      20,725        1,151,532
DBS Group Holdings Ltd. .............................................       4,652           76,230
Firstar Corp. .......................................................       8,800          185,900
National Bank of Canada .............................................       3,000           38,189
Royal Bank of Scotland Group PLC ....................................      16,000          282,427
Standard Chartered PLC ..............................................      21,000          326,976
Sumitomo Trust & Banking Co. ........................................      30,000          202,050
Thai Farmers Bank Public Co. -- Warrants (Expire 09/15/02)* .........         750              186
U.S. Bancorp ........................................................         300            7,144
Wells Fargo Co. .....................................................       7,800          315,413
                                                                                       -----------
                                                                                         5,404,939
                                                                                       -----------
FINANCIAL SERVICES (1.6%)
Associates First Capital Corp. (Class A) ............................       8,142          223,396
Household International, Inc. .......................................       7,500          279,375
Legg Mason, Inc. ....................................................       5,200          188,500


                                     SAI-46

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
-------------------------------------------------------------------------------------
                                                             NUMBER         VALUE
                                                           OF SHARES       (NOTE 3)
-------------------------------------------------------------------------------------
MBNA Corp. ............................................      12,012      $   327,327
Merrill Lynch & Co., Inc. .............................       1,600          133,600
Morgan Stanley Dean Witter & Co. ......................       4,900          699,474
Peregrine Investment Holdings* ........................      90,000                0
PMI Group, Inc. .......................................       5,150          251,384
Shohkoh Fund & Co. Ltd. ...............................         300          118,448
Worms Et Compagnie* ...................................         300           13,810
                                                                         -----------
                                                                           2,235,314
                                                                         -----------
INSURANCE (1.4%)
Ace Ltd. ..............................................       5,000           83,438
American International Group, Inc. ....................       9,967        1,077,681
Hartford Life, Inc. ...................................       5,100          224,400
Prudential Corp. ......................................      12,000          235,248
Travelers Property & Casualty Corp. (Class A) .........       7,200          246,600
UnumProvident Corp. ...................................       5,400          173,138
                                                                         -----------
                                                                           2,040,505
                                                                         -----------
MORTGAGE RELATED (0.1%)
Fannie Mae ............................................       2,700          168,581
                                                                         -----------
REAL ESTATE (0.0%)
China Resources Enterprises Ltd. ......................      20,000           32,030
                                                                         -----------
UTILITY -- ELECTRIC (0.9%)
AES Corp.* ............................................       4,300          321,425
CMS Energy Corp. ......................................       6,000          187,125
Consolidated Edison, Inc. .............................       6,400          220,800
FPL Group, Inc. .......................................       5,100          218,344
Korea Electric Power Corp. (ADR) ......................       7,000          117,250
Pinnacle West Capital Corp. ...........................       6,300          192,544
                                                                         -----------
                                                                           1,257,488
                                                                         -----------
UTILITY -- GAS (0.0%)
Anglian Water PLC .....................................       6,000            4,889
                                                                         -----------
UTILITY -- TELEPHONE (2.7%)
AT&T Corp. ............................................      14,391          730,343
Bell Atlantic Corp. ...................................      10,400          640,250
GTE Corp. .............................................       7,100          500,994
Nippon Telegraph & Telephone Corp. ....................          10          170,815
SBC Communications, Inc. ..............................      20,586        1,003,567
Sprint Corp. (FON Group) ..............................       7,600          511,575
Telefonica SA* ........................................      10,671          265,342
Telekom Malaysia BHD ..................................       7,000           27,079
                                                                         -----------
                                                                           3,849,965
                                                                         -----------
TOTAL CREDIT-SENSITIVE (10.5%) ........................                   14,993,711
                                                                         -----------


                                     SAI-47

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
-------------------------------------------------------------------------------------
                                                            NUMBER          VALUE
                                                          OF SHARES       (NOTE 3)
-------------------------------------------------------------------------------------
ENERGY
OIL -- DOMESTIC (0.4%)
Kerr-McGee Corp. .....................................       5,500      $   341,000
Murphy Oil Corp. .....................................       4,900          281,138
                                                                        -----------
                                                                            622,138
                                                                        -----------
OIL -- INTERNATIONAL (2.0%)
Chevron Corp. ........................................       5,600          485,100
Exxon Mobil Corp. ....................................       8,956          721,517
Gulf Indonesia Resources Ltd.* .......................         800            6,500
Repsol SA ............................................       6,900          159,259
Shell Transport & Trading Co. PLC ....................      17,400          856,950
Total Fina SA (Series B) .............................       2,700          358,698
Total Fina SA-Sponsored (ADR) ........................       3,700          256,225
                                                                        -----------
                                                                          2,844,249
                                                                        -----------
OIL-SUPPLIES & CONSTRUCTION (0.3%)
Noble Drilling Corp.* ................................      12,000          393,000
Woodside Petroleum Ltd. ..............................      10,000           73,586
                                                                        -----------
                                                                            466,586
                                                                        -----------
RAILROADS (0.1%)
Burlington Northern Santa Fe Corp. ...................       3,400           82,450
                                                                        -----------
TOTAL ENERGY (2.8%) ..................................                    4,015,423
                                                                        -----------
TECHNOLOGY
ELECTRONICS (5.4%)
Altera Corp.* ........................................       5,518          273,486
Applied Materials, Inc.* .............................       4,800          608,100
Cisco Systems, Inc.* .................................      19,150        2,051,443
eBay, Inc.* ..........................................       1,100          137,706
Intel Corp. ..........................................      18,272        1,504,013
Lexmark International Group, Inc. (Class A)* .........       2,800          253,400
Motorola, Inc. .......................................       2,800          412,300
RealNetworks, Inc.* ..................................       1,400          169,663
Sanmina Corp.* .......................................       3,200          319,600
Solectron Corp.* .....................................       5,100          485,138
TDK Corp. ............................................       1,000          137,726
Tokyo Electron Limited ...............................       6,000          819,912
Yahoo!, Inc.* ........................................         400          173,075
3Com Corp.* ..........................................       6,600          310,200
                                                                        -----------
                                                                          7,655,762
                                                                        -----------
OFFICE EQUIPMENT (2.2%)
Canon, Inc. ..........................................      19,000          752,953


                                     SAI-48

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
---------------------------------------------------------------------------------------
                                                               NUMBER         VALUE
                                                             OF SHARES       (NOTE 3)
---------------------------------------------------------------------------------------
Dell Computer Corp.* ....................................      17,800      $   907,800
International Business Machines Corp. ...................       6,200          669,600
Softbank Corp.* .........................................         700          668,228
Sun Microsystems, Inc.* .................................       2,900          224,569
                                                                           -----------
                                                                             3,223,150
                                                                           -----------
OFFICE EQUIPMENT SERVICES (3.5%)
Computer Sciences Corp.* ................................       3,000          283,875
First Data Corp. ........................................       7,100          350,119
Gateway, Inc.* ..........................................       4,800          345,900
Intuit, Inc.* ...........................................       5,500          329,656
Microsoft Corp.* ........................................      26,000        3,035,500
Oracle Corp.* ...........................................       5,100          571,518
Tetra Tech, Inc.* .......................................       4,400           67,650
                                                                           -----------
                                                                             4,984,218
                                                                           -----------
TELECOMMUNICATIONS (4.9%)
America Online, Inc.* ...................................      13,500        1,018,405
China Telecom (Hong Kong) Ltd.* .........................      52,000          325,084
DDI Corp. ...............................................          25          341,630
Equant N.V.* ............................................       2,000          225,997
Equant N.V. (Registered Shares)* ........................       2,100          235,200
Global TeleSystems Group, Inc.* .........................       8,400          290,850
Keppel Telecommunications & Transportation Ltd. .........      15,000           24,400
Korea Telecom Corp. (ADR) ...............................       1,731          129,392
Lucent Technologies, Inc. ...............................      10,575          791,142
Mannesmann AG ...........................................       1,600          385,659
MCI WorldCom, Inc.* .....................................      16,986          901,320
Nokia Oyj* ..............................................       3,500          631,670
Nortel Networks Corp. ...................................       2,900          292,900
NTT Mobile Communications Network, Inc. .................          12          460,322
Pacific Internet* .......................................         400           18,775
PSINet, Inc.* ...........................................       2,900          179,075
Sonera Oyj* .............................................       3,500          238,806
United Pan-Europe Communications N.V.* ..................       3,500          445,678
Winstar Communications, Inc.* ...........................         590           44,176
                                                                           -----------
                                                                             6,980,481
                                                                           -----------
TOTAL TECHNOLOGY (16.0%) ................................                   22,843,611
                                                                           -----------
DIVERSIFIED
MISCELLANEOUS (1.1%)
Citic Pacific Ltd. ......................................      45,000          169,314
Honeywell International, Inc. ...........................       9,325          537,936


                                     SAI-49

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
----------------------------------------------------------------------------
                                                  NUMBER          VALUE
                                                OF SHARES        (NOTE 3)
----------------------------------------------------------------------------
Tyco International Ltd. ....................     12,910       $    501,876
U.S. Industries, Inc. ......................     12,900            180,600
Viad Corp. .................................      5,700            158,888
                                                              ------------
TOTAL DIVERSIFIED (1.1%) ...................                     1,548,614
                                                              ------------
TOTAL COMMON STOCKS (50.3%)
 (Cost $51,061,608) ........................                    71,663,489
                                                              ------------
PREFERRED STOCKS:
CONSUMER CYCLICALS
LEISURE RELATED (0.1%)
Royal Caribbean Cruises Ltd.
 7.25% Conv. ...............................        500             76,219
                                                              ------------
TOTAL CONSUMER CYCLICALS (0.1%) ............                        76,219
                                                              ------------
CONSUMER NONCYCLICALS
DRUGS (0.0%)
Alkermes, Inc.
 6.5% Conv. ................................        300             25,856
                                                              ------------
TOTAL CONSUMER NONCYCLICALS (0.0%) .........                        25,856
                                                              ------------
CREDIT-SENSITIVE
UTILITY -- ELECTRIC (0.1%)
AES Trust
 $2.6875 Conv. (Series A) ..................      1,800            189,000
                                                              ------------
TOTAL CREDIT-SENSITIVE (0.1%) ..............                       189,000
                                                              ------------
TECHNOLOGY
ELECTRONICS (0.3%)
Omnipoint Corp.
 7.0% Conv. ................................      1,400            275,538
Times Mirror Co.
 4.25% Conv. ...............................        800             99,150
                                                              ------------
                                                                   374,688
                                                              ------------
TELECOMMUNICATIONS (1.0%)
Adelphia Communications Corp.
 5.5% Conv. ................................        900            170,550
Amdocs Ltd.
 6.75% Conv. ...............................      8,700            279,487
MediaOne Group, Inc.
 3.04% Conv.* ..............................      3,600            172,800
NEXTLINK Communications, Inc.
 3.25% Conv. ...............................      2,500            481,875


                                     SAI-50

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)

--------------------------------------------------------------------------------
                                                    NUMBER             VALUE
                                                   OF SHARES         (NOTE 3)
--------------------------------------------------------------------------------
Winstar Communications, Inc.
 7.0% Conv. ................................           4,900       $    388,325
                                                                   ------------
                                                                      1,493,037
                                                                   ------------
TOTAL TECHNOLOGY (1.3%) ....................                          1,867,725
                                                                   ------------
TOTAL PREFERRED STOCKS (1.5%)
 (Cost $1,349,937) .........................                          2,158,800
                                                                   ------------
                                                  PRINCIPAL
                                                    AMOUNT
                                                   ---------
LONG-TERM DEBT SECURITIES:
BUSINESS SERVICES
PRINTING, PUBLISHING & BROADCASTING (1.9%)
CBS Corp.
 7.15%, 2005 ...............................      $  625,000            613,206
Time Warner, Inc.
 6.625%, 2029 ..............................       2,500,000          2,131,700
                                                                   ------------
                                                                      2,744,906
                                                                   ------------
PROFESSIONAL SERVICES (0.3%)
Doubleclick, Inc.
 4.75% Conv., 2006 .........................         145,000            452,038
                                                                   ------------
TOTAL BUSINESS SERVICES (2.2%) .............                          3,196,944
                                                                   ------------
CAPITAL GOODS
MACHINERY (0.0%)
ASM Lithography Holding N.V.
 4.25% Conv., 2004 .........................          50,000             59,500
                                                                   ------------
TOTAL CAPITAL GOODS (0.0%) .................                             59,500
                                                                   ------------
CONSUMER CYCLICALS
AUTOS & TRUCKS (1.1%)
Ford Motor Co.
 6.375%,2029 ...............................       1,800,000          1,514,128
                                                                   ------------
RETAIL -- GENERAL (0.1%)
Amazon.Com, Inc.
 4.75% Conv., 2009 .........................         165,000            187,275
                                                                   ------------
TOTAL CONSUMER CYCLICALS (1.2%) ............                          1,701,403
                                                                   ------------
CONSUMER NONCYCLICALS
HOSPITAL SUPPLIES & SERVICES (0.2%)
Human Genome Sciences, Inc.
 5.5% Conv., 2006 ..........................          75,000            232,594
Res-Care, Inc.
 6.0% Conv., 2004 ..........................         115,000             92,575
                                                                   ------------
TOTAL CONSUMER NONCYCLICALS (0.2%) .........                            325,169
                                                                   ------------


                                     SAI-51

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
----------------------------------------------------------------------------
                                               PRINCIPAL           VALUE
                                                 AMOUNT          (NOTE 3)
----------------------------------------------------------------------------
CREDIT-SENSITIVE
ASSET BACKED (2.3%)
Carat Auto Receivables Asset Trust
 5.58%, 2002 ............................    $  2,000,000      $ 1,973,120
Carco Auto Loan Master Trust
 5.65%, 2001 ............................       1,280,000        1,263,603
                                                               -----------
                                                                 3,236,723
                                                               -----------
BANKS (2.9%)
KBC Bank Funding Trust III
 9.86%, 2049 ............................       1,275,000        1,319,364
St. George Bank Ltd.
 7.15%, 2005 ............................       2,850,000        2,733,435
                                                               -----------
                                                                 4,052,799
                                                               -----------
FINANCIAL SERVICES (1.8%)
Ford Motor Credit Co.
 5.8%, 2009 .............................         800,000          709,200
Morgan Stanley Dean Witter & Co.
 5.625%, 2004 ...........................       2,000,000        1,883,860
                                                               -----------
                                                                 2,593,060
                                                               -----------
MORTGAGE RELATED (19.4%)
Federal National Mortgage Association:
 6.5%, 2014 .............................       1,176,888        1,142,051
 7.0%, 2014 .............................       2,537,693        2,510,055
 7.0%, 2026 .............................         747,513          722,956
 6.5%, 2028 .............................       2,243,047        2,114,220
 7.0%, 2028 .............................       1,088,313        1,052,560
 8.0%, 2028 .............................       1,882,081        1,897,980
 6.0%, 2029 .............................       3,611,160        3,306,094
 7.5%, 2029 .............................       3,710,193        3,671,331
Government National Mortgage Association:
 7.0%, 2027 .............................         741,693          716,738
 7.0%, 2028 .............................       5,423,893        5,241,400
 6.5%, 2029 .............................       4,786,209        4,496,045
LB Commercial Conduit Mortgage Trust
 6.78%, 2030 ............................         800,000          762,760
                                                               -----------
                                                                27,634,190
                                                               -----------
UTILITY -- ELECTRIC (1.1%)
Texas Utilities
 6.375%, 2008 ...........................       1,775,000        1,622,829
                                                               -----------


                                     SAI-52

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
-----------------------------------------------------------------------------
                                                 PRINCIPAL          VALUE
                                                  AMOUNT          (NOTE 3)
-----------------------------------------------------------------------------
U.S. GOVERNMENT (10.5%)
U.S. Treasury Bonds:
 8.125%, 2019 .............................    $  3,790,000     $  4,318,231
 6.125%, 2029 .............................         595,000          567,296
U.S. Treasury Notes:
 6.0%, 2000 ...............................       3,080,000        3,082,889
 6.5%, 2001 ...............................       6,590,000        6,616,775
 5.875%, 2004 .............................         420,000          411,863
                                                                ------------
                                                                  14,997,054
                                                                ------------
TOTAL CREDIT -- SENSITIVE (38.0%) .........                       54,136,655
                                                                ------------
ENERGY
RAILROADS (1.1%)
Union Pacific Corp.
 6.625%, 2029 .............................       1,800,000        1,519,650
                                                                ------------
TOTAL ENERGY (1.1%) .......................                        1,519,650
                                                                ------------
TECHNOLOGY
ELECTRONICS (3.5%)
Advanced Energy Industries
 5.25% Conv., 2006 ........................         115,000          135,700
America Online, Inc.
 4.0% Conv., 2002 .........................          35,000          404,688
Amkor Technologies, Inc.
 5.75% Conv., 2003 ........................         165,000          357,638
Bea Systems, Inc.
 4.0% Conv., 2006 .........................           5,000            5,847
Checkfree Holdings Corp.
 6.5% Conv., 2006 .........................          85,000          133,875
Comverse Technology, Inc.
 4.5% Conv., 2005 .........................         180,000          614,925
Conexant Systems Inc.
 4.25% Conv., 2006 ........................         135,000          398,756
EMC Corp.
 3.25% Conv., 2002 ........................          50,000          482,125
HNC Software, Inc.
 4.75% Conv., 2003 ........................         100,000          241,000
Intel Corp.
 4.0% Conv., 2004 .........................         120,000          322,200
I2 Technologies, Inc.
 5.25% Conv., 2006 ........................          80,000          115,800
Lattice Semiconductor Co.
 4.75% Conv., 2006 ........................         125,000          164,375



                                     SAI-53

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Continued)
--------------------------------------------------------------------------------
                                                    PRINCIPAL          VALUE
                                                     AMOUNT          (NOTE 3)
--------------------------------------------------------------------------------
LSI Logic Corp.
 4.25% Conv., 2004 ...........................    $    155,000     $    349,913
Sanmina Corp.
 4.25% Conv., 2004 ...........................         315,000          410,288
Siebel Systems, Inc.
 5.5% Conv., 2006 ............................         120,000          232,800
Solectron Corp.
 Zero Coupon, Conv., 2019 ....................         610,000          457,500
STMicroelectronics N.V.
 Zero Coupon, Conv., 2009 ....................         145,000          200,100
                                                                   ------------
                                                                      5,027,530
                                                                   ------------
TELECOMMUNICATIONS (1.1%)
CNET, Inc.
 5.0% Conv., 2006 ............................          55,000           90,407
Global TeleSystems Group, Inc.
 5.75% Conv., 2010 ...........................         225,000          304,875
NTL Incorporated
 7.0% Conv., 2008 ............................         175,000          461,780
Nextel Communications, Inc.
 4.75% Conv., 2007 ...........................         290,000          657,938
                                                                   ------------
                                                                      1,515,000
                                                                   ------------
TOTAL TECHNOLOGY (4.6%) ......................                        6,542,530
                                                                   ------------
TOTAL LONG-TERM DEBT SECURITIES (47.3%)
 (Amortized Cost $67,574,628) ................                       67,481,851
                                                                   ------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
 at amortized cost, which approximates
 market value, equivalent to 117 units at
 $300.60 each (0.0%) .........................                           35,179
                                                                   ------------
TOTAL INVESTMENTS (99.1%)
 (Cost/Amortized Cost $120,021,352) ..........                      141,339,319
OTHER ASSETS LESS LIABILITIES (0.9%) .........                        1,304,832
                                                                   ------------
NET ASSETS (100.0%) ..........................                     $142,644,151
                                                                   ============


                                     SAI-54

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 10 (POOLED)
(THE ALLIANCE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1999 (Concluded)
--------------------------------------------------------------------------------
DISTRIBUTION OF INVESTMENTS BY GLOBAL REGION

                                            %
                                      OF INVESTMENTS
                                     ---------------
United States** ..................         85.9%
Japan ............................          3.9
United Kingdom ...................          3.3
Australia ........................          2.0
Netherlands ......................          1.0
France ...........................          0.9
Scandinavia ......................          0.9
Southeast Asia ...................          0.7
Canada ...........................          0.2
Other European Countries .........          1.2
                                          -----
                                          100.0%
                                          =====

 * Non-income producing.

** Includes short term investments.


See Notes to Financial Statements.


                                     SAI-55

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and Contractowners of Separate Account No. 51 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets and the selected per unit data (included under Condensed Financial Information in the Prospectus of the Members Retirement Program) present fairly, in all material respects, the financial position of the Alliance Global Fund, Alliance Conservative Investors Fund and Alliance Growth Investors Fund ("EQ Advisors Trust funds"), separate investment funds of The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account No. 51 at December 31, 1999, the results of each of their operations for the year then ended, changes in each of their net assets for the two years then ended and the per unit data for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the selected per unit data (hereafter referred to as "financial statements") are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned in The EQ Advisors Trust at December 31, 1999 with the transfer agent, provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
February 1, 2000


                                     SAI-56

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 51 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Assets and Liabilities
DECEMBER 31, 1999
------------------------------------------------------------------------------------------------------------------------
                                                                                            ALLIANCE         ALLIANCE
                                                                           ALLIANCE       CONSERVATIVE        GROWTH
                                                                            GLOBAL          INVESTORS        INVESTORS
                                                                             FUND             FUND             FUND
------------------------------------------------------------------------------------------------------------------------
ASSETS:
Investments in shares of EQ Advisors Trust, at value (Cost:
 Alliance Global Portfolio -- $33,508,856;
 Alliance Conservative Investors Portfolio -- $7,359,129;
 Alliance Growth Investors Portfolio -- $64,031,535)(Note 3).........    $44,972,223       $7,550,254      $76,099,858
Receivable for Trust shares sold ....................................        430,250               --          576,150
Due from Equitable Life's General Account ...........................             --           87,850               --
------------------------------------------------------------------------------------------------------------------------
Total assets ........................................................     45,402,473        7,638,104       76,676,008
------------------------------------------------------------------------------------------------------------------------
LIABILITIES:
Payable for Trust shares purchased ..................................             --           86,261               --
Due to Equitable Life's General Account .............................        340,285               --          552,371
Payable to custodian ................................................         74,372               --               --
Accrued expenses ....................................................         28,255           10,501           31,599
------------------------------------------------------------------------------------------------------------------------
Total liabilities ...................................................        442,912           96,762          583,970
------------------------------------------------------------------------------------------------------------------------
NET ASSETS ..........................................................    $44,959,561       $7,541,342      $76,092,038
========================================================================================================================



See Notes to Financial Statements.


                                     SAI-57

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 51 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Operations
YEAR ENDED DECEMBER 31, 1999
-------------------------------------------------------------------------------------------------------------------
                                                                                      ALLIANCE          ALLIANCE
                                                                     ALLIANCE       CONSERVATIVE         GROWTH
                                                                      GLOBAL          INVESTORS        INVESTORS
                                                                       FUND             FUND              FUND
-------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from the Trust ......................................    $    35,980       $ 244,743        $ 1,086,404
-------------------------------------------------------------------------------------------------------------------
EXPENSES (NOTE 4) - Expense charges ...........................        (69,524)        (22,631)           (67,420)
-------------------------------------------------------------------------------------------------------------------
Net investment income (loss) ..................................        (33,544)        222,112          1,018,984
-------------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from share transactions .........................      5,412,204         221,803          2,398,078
Realized gain distribution from the Trust .....................      2,988,028         307,250          6,668,942
Change in unrealized appreciation/depreciation ................      6,149,934         (90,653)         6,554,957
-------------------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain on Investments ...............     14,550,166         438,400         15,621,977
-------------------------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .........    $14,516,622       $ 660,512        $16,640,961
===================================================================================================================



See Notes to Financial Statements.


                                     SAI-58

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 51 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets


--------------------------------------------------------------------------------
                                                           ALLIANCE
                                                            GLOBAL
                                                             FUND
--------------------------------------------------------------------------------
                                                          YEAR ENDED
                                                         DECEMBER 31,
                                                     1999             1998
--------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss) .................  $      (33,544)  $      505,887
Net realized gain ............................       8,400,232        5,872,976
Change in unrealized appreciation/
 depreciation of investments .................       6,149,934        2,494,660
--------------------------------------------------------------------------------
Net increase in net assets attributable to
 operations ..................................      14,516,622        8,873,523
--------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................      12,985,246       12,922,064
Withdrawals ..................................     (28,825,806)     (20,514,776)
Administrative fees ..........................        (399,019)        (406,220)
--------------------------------------------------------------------------------
Net decrease in net assets attributable to
 contributions and withdrawals ...............     (16,239,579)      (7,998,932)
--------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ............      (1,722,957)         874,591
NET ASSETS - BEGINNING OF YEAR ...............      46,682,518       45,807,927
--------------------------------------------------------------------------------
NET ASSETS - END OF YEAR .....................  $   44,959,561   $   46,682,518
================================================================================
----------------------------------------------------------------------------------------------------------------
                                                          ALLIANCE                         ALLIANCE
                                                   CONSERVATIVE INVESTORS              GROWTH INVESTORS
                                                            FUND                             FUND
----------------------------------------------------------------------------------------------------------------
                                                         YEAR ENDED                       YEAR ENDED
                                                        DECEMBER 31,                     DECEMBER 31,
                                                     1999            1998            1999             1998
----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss) .................  $     222,112   $     279,141   $    1,018,984   $    1,201,529
Net realized gain ............................        529,053         975,338        9,067,020        7,064,044
Change in unrealized appreciation/
 depreciation of investments .................        (90,653)       (164,213)       6,554,957        2,153,905
----------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to
 operations ..................................        660,512       1,090,266       16,640,961       10,419,478
----------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................      2,289,275       2,732,417       14,498,861       12,894,395
Withdrawals ..................................     (2,330,352)     (8,197,701)     (19,065,275)     (16,348,446)
Administrative fees ..........................        (72,625)        (83,253)        (440,871)        (400,305)
----------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to
 contributions and withdrawals ...............       (113,702)     (5,548,537)      (5,007,285)      (3,854,356)
----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ............        546,810      (4,458,271)      11,633,676        6,565,122
NET ASSETS - BEGINNING OF YEAR ...............      6,994,532      11,452,803       64,458,362       57,893,240
----------------------------------------------------------------------------------------------------------------
NET ASSETS - END OF YEAR .....................  $   7,541,342   $   6,994,532   $   76,092,038   $   64,458,362
================================================================================================================



See Notes to Financial Statements.


                                     SAI-59

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and Contractowners of Separate Account No. 66 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets and the selected per unit data (included under Condensed Financial Information in the Prospectus of the Members Retirement Program) present fairly, in all material respects, the financial position of the T. Rowe Price Equity Income Fund, MFS Research Fund, Warburg Pincus Small Company Value Fund, Merrill Lynch World Strategy Fund and BT Equity 500 Index Fund ("EQ Advisor Trust funds"), separate investment funds of The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account No. 66 at December 31, 1999, the results of each of their operations for the year then ended, changes in each of their net assets for the two years then ended and the selected per unit data for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the selected per unit data (hereafter referred to as "financial statements") are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned in The EQ Advisors Trust at December 31, 1999 with the transfer agent, provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
February 1, 2000


                                     SAI-60

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 66 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Assets and Liabilities
December 31, 1999
-------------------------------------------------------------------------------------------------------------------------
                                                            WARBURG PINCUS
                                                  MFS       SMALL COMPANY   T. ROWE PRICE    MERRILL LYNCH    BT EQUITY
                                                RESEARCH        VALUE       EQUITY INCOME   WORLD STRATEGY    500 INDEX
-------------------------------------------------------------------------------------------------------------------------
ASSETS:
Investments in shares of the
 Trust -- at market value (Notes 2 and 6)
   Cost:
    $5,737,868..............................  $6,947,653
     1,769,948 .............................                  $1,779,006
     3,934,103 .............................                                  $3,877,176
       634,190 .............................                                                   $741,542
     6,318,130 .............................                                                                 $7,088,090
Receivable for Trust
 shares purchased ..........................      79,446          47,873          32,698         22,378              --
Receivable for policy
 related transactions ......................          --              --              --             --         149,614
-------------------------------------------------------------------------------------------------------------------------
   Total assets ............................   7,027,099       1,826,879       3,909,874        763,920       7,237,704
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES:
Payable for Trust
 shares purchased ..........................          --              --              --             --         142,082
Payable for policy related
 transactions ..............................      79,446          47,673          32,698         19,546              --
-------------------------------------------------------------------------------------------------------------------------
   Total liabilities .......................      79,446          47,673          32,698         19,546         142,082
-------------------------------------------------------------------------------------------------------------------------
NET ASSETS .................................   6,947,653       1,779,206       3,877,176        744,374       7,095,622
=========================================================================================================================
Amount retained by Equitable Life
 in Separate Account 66 (Note 4) ...........       1,472              69           2,099          6,355              --
Net Assets Attributable to
 Contractowners ............................   6,946,181       1,779,137       3,875,077        738,019       7,095,622
-------------------------------------------------------------------------------------------------------------------------
NET ASSETS .................................  $6,947,653      $1,779,206      $3,877,176       $744,374      $7,095,622
=========================================================================================================================


See Notes to Financial Statements.

                                     SAI-61

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 66 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Operations
Year Ended December 31, 1999
----------------------------------------------------------------------------------
                                                                    WARBURG PINCUS
                                                          MFS       SMALL COMPANY
                                                       RESEARCH         VALUE
----------------------------------------------------------------------------------
INCOME AND EXPENSE:
Investment Income:
 Dividends from the Trust (Note 2) ................   $    7,727     $     3,420
----------------------------------------------------------------------------------
Expenses (Note 3):
 Expense charges ..................................       59,936          23,917
----------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS) ......................      (52,209)        (20,497)
----------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS (NOTE 2):
Realized gain (loss) from share transactions ......      286,084        (208,435)
Realized gain distribution from the Trust .........      159,566              --
----------------------------------------------------------------------------------
NET REALIZED GAIN (LOSS) ..........................      445,650        (208,435)
----------------------------------------------------------------------------------
Change in unrealized appreciation/depreciation ....      893,327         224,588
----------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN
 ON INVESTMENTS ...................................    1,338,977          16,153
----------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS ..................................   $1,286,768     $    (4,344)
==================================================================================
----------------------------------------------------------------------------------------------------
                                                     T. ROWE PRICE    MERRILL LYNCH     BT EQUITY
                                                     EQUITY INCOME   WORLD STRATEGY   500 INDEX FUND
----------------------------------------------------------------------------------------------------
INCOME AND EXPENSE:
Investment Income:
 Dividends from the Trust (Note 2) ................   $    76,591       $  6,048        $  36,950
----------------------------------------------------------------------------------------------------
Expenses (Note 3):
 Expense charges ..................................        56,562          3,175           66,215
----------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS) ......................        20,029          2,873          (29,265)
----------------------------------------------------  -----------       --------        ---------
REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS (NOTE 2):
Realized gain (loss) from share transactions ......        66,610         22,616          306,445
Realized gain distribution from the Trust .........       160,365          9,791           18,666
----------------------------------------------------  -----------       --------        ---------
NET REALIZED GAIN (LOSS) ..........................       226,975         32,407          325,111
----------------------------------------------------  -----------       --------        ---------
Change in unrealized appreciation/depreciation ....      (193,824)        98,166          582,253
----------------------------------------------------  -----------       --------        ---------
REALIZED AND UNREALIZED GAIN
 ON INVESTMENTS ...................................        33,151        130,573          907,364
----------------------------------------------------  -----------       --------        ---------
NET INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS ..................................   $    53,180       $133,446        $ 878,099
====================================================  ===========       ========        =========




See Notes to Financial Statements.

                                     SAI-62

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 66 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Statements of Changes in Net Assets
--------------------------------------------------------------------------------------------------------------------
                                                                                              WARBURG PINCUS
                                                                    MFS                        SMALL COMPANY
                                                                 RESEARCH                          VALUE
                                                       -----------------------------   -----------------------------
                                                                YEAR ENDED                      YEAR ENDED
                                                               DECEMBER 31,                    DECEMBER 31,
                                                       -----------------------------   -----------------------------
                                                            1999            1998            1999            1998
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ................................    $  (52,209)     $  (12,317)     $  (20,497)     $  (16,421)
Net realized gain (loss) ...........................       445,650          24,718        (208,435)        (45,570)
Change in unrealized appreciation/depreciation
 of investments ....................................       893,327         329,147         224,588        (148,026)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
 from operations ...................................     1,286,768         341,548          (4,344)       (210,017)
--------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS, WITHDRAWALS AND TRANSFERS:
Contributions and Transfers ........................     5,862,462       2,488,519       1,130,117       2,015,611
Withdrawals and Transfers ..........................     3,096,907         703,862       1,641,059       1,379,561
Administrative charges .............................        19,001             320           2,259             214
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable
 to contributions and withdrawals ..................     2,746,554       1,784,337        (513,201)        635,836
--------------------------------------------------------------------------------------------------------------------
Net increase in amount retained by Equitable Life in
 Separate Account 66 (Note 4) ......................        16,227              --           5,693              --
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ..................     4,049,549       2,125,885        (511,852)        425,819
NET ASSETS -- BEGINNING OF PERIOD ..................     2,898,104         772,219       2,291,058       1,865,239
--------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF PERIOD ........................    $6,947,653      $2,898,104      $1,779,206      $2,291,058
====================================================================================================================


See Notes to Financial Statements.

                                     SAI-63

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 66 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Changes in Net Assets
------------------------------------------------------------------------------------------------------------------
                                                               T. ROWE PRICE                  MERRILL LYNCH
                                                               EQUITY INCOME                 WORLD STRATEGY
                                                        ----------------------------   ---------------------------
                                                                 YEAR ENDED                    YEAR ENDED
                                                                DECEMBER 31,                  DECEMBER 31,
                                                        ----------------------------   ---------------------------
                                                             1999           1998           1999           1998
------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss) ........................    $   20,029      $   20,611     $   2,873       $ (2,083)
Net realized gain (loss) ............................       226,975         156,080        32,407         (2,611)
Change in unrealized appreciation/depreciation
 of investments .....................................      (193,824)         55,150        98,166         31,371
------------------------------------------------------------------------------------------------------------------
Net increase in net assets
 from operations ....................................        53,180         231,841       133,446         26,677
------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS, WITHDRAWALS AND TRANSFERS:
Contributions and Transfers .........................     1,983,241       2,818,502       312,753        444,857
Withdrawals and Transfers ...........................     2,009,118       1,448,637       353,232        182,434
Administrative charges ..............................         2,196              74           336             39
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to
 contributions and withdrawals ......................       (28,073)      1,369,791       (40,815)       262,384
------------------------------------------------------------------------------------------------------------------
Net increase in amount retained by Equitable Life in
 Separate Account 66 (Note 4) .......................        61,154              --            --             --
------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS ..............................        86,261       1,601,632        92,631        289,061
NET ASSETS -- BEGINNING OF PERIOD ...................     3,790,915       2,189,283       651,743        362,682
------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF PERIOD .........................    $3,877,176      $3,790,915     $ 744,374       $651,743
==================================================================================================================


See Notes to Financial Statements.

                                     SAI-64

--------------------------------------------------------------------------------
SEPARATES ACCOUNT NO. 66 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Changes in Net Assets
----------------------------------------------------------------------------------
                                                           BT EQUITY 500
                                                            INDEX FUND
                                                 ---------------------------------
                                                   YEAR ENDED       JULY 1, 1998*
                                                  DECEMBER 31,     TO DECEMBER 31,
                                                      1999              1998
----------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss) .................     $  (29,265)       $    3,088
Net realized gain (loss) .....................        325,111            (9,944)
Change in unrealized appreciation/depreciation
 of investments ..............................        582,253           187,707
----------------------------------------------------------------------------------
Net increase in net assets
 from operations .............................        878,099           180,851
----------------------------------------------------------------------------------
FROM CONTRIBUTIONS, WITHDRAWALS AND TRANSFERS:
Contributions and Transfers ..................      6,670,309         1,830,110
Withdrawals and Transfers ....................      2,280,725           183,022
----------------------------------------------------------------------------------
Net increase in net assets attributable
 to contributions and withdrawals ............      4,389,584         1,647,088
----------------------------------------------------------------------------------
INCREASE IN NET ASSETS .......................      5,267,683         1,827,939
NET ASSETS -- BEGINNING OF PERIOD ............      1,827,939                --
----------------------------------------------------------------------------------
NET ASSETS -- END OF PERIOD ..................     $7,095,622        $1,827,939
==================================================================================



* Commencement of operations.

See Notes to Financial Statements.


                                     SAI-65

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 3 (POOLED), 4 (POOLED), 10 (POOLED), 51 (POOLED)
AND 66 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements


     1. Separate Account Nos. 3 (Pooled) (the Alliance Aggressive Equity Fund), 4 (Pooled) (the Alliance Growth Equity Fund), 10 (Pooled) (the Alliance Balanced Fund), 51 (Pooled) (including the Alliance Global, Alliance Conservative Investors and Alliance Growth Investors Funds) and 66 (Pooled) (including T. Rowe Price Equity Income Fund, MFS Research Fund, Warburg Pincus Small Company Value Fund, Merrill Lynch World Strategy Fund and BT Equity 500 Index Funds) (the Funds) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life. The amounts retained by Equitable Life in Separate Account Nos. 4 and 66 may be transferred to Equitable Life's general account. These financial statements reflect the total net assets and results of operations for the Separate Account Nos. 3, 4, 10, 51 and 66. The Members Retirement Program is one of the many contract owners participating in these funds.

     Interests of retirement and investment plans for Equitable Life employees, managers and agents in Separate Account Nos. 3 (Pooled) and 4 (Pooled) aggregated $79,363,438 (43.2%) and $365,557,809 (20.4%), respectively, at
December 31, 1999 and $88,549,620 (32.1%) and $323,953,589 (15.3%),
respectively, at December 31, 1998, of the net assets in these Funds.

     Equitable Life is the investment manager for Separate Account Nos. 3, 4 and 10 (the Equitable Funds). Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Equitable Funds. Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life.

     EQ Advisors Trust ("EQAT" or "Trust") commenced operations on May 1, 1997. EQAT is an open-end, diversified investment management company that sells shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio has separate investment objectives.

     For periods prior to October 18, 1999, the Alliance portfolios were part of The Hudson River Trust ("HRT"). On October 18, 1999, a Substitution of new portfolios of EQAT for the Portfolios of HRT was performed. At that time assets of each of the HRT portfolios were transferred to the corresponding new Portfolios of EQAT. Class IA shares and Class IB shares of the HRT became Class IA shares and Class IB shares of EQAT.

     Prior to the Substitution, Alliance managed HRT and was investment advisor for all the HRT Portfolios. Subsequent to the Substitution Alliance continues as investment advisor for the Alliance portfolios.

     Effective September 1999, Equitable Life serves as investment manager of EQAT. As such, Equitable Life oversees the activities of the investment advisors with respect to EQAT and is responsible for retaining or discontinuing the services of those advisors. Prior to September 1999, AXA Advisors, LLC (formerly EQ Financial Consultants, Inc.), a subsidiary of Equitable Life, served as investment manager to EQAT.

     Effective September 1999, AXA Advisors was sold by Equitable Life to an affiliated company. AXA Advisors, LLC earns fees from EQAT under distribution agreements held with the Trust. Equitable Life also earns fees under an investment management agreement with EQAT. Alliance earns fees under an investment advisory agreement with Equitable Life.


                                     SAI-66

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 3 (POOLED), 4 (POOLED), 10 (POOLED), 51 (POOLED)
AND 66 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)


     Separate Account No. 51 has eleven investment funds which invest in Class IA shares of corresponding portfolios of the Trust. The Members Retirement Plan invests in the following portfolios of the Trust: Alliance Global, Alliance Conservative Investors and Alliance Growth Investors.

     Separate Account No. 66 has twenty-two investment funds which invest in Class IB shares of corresponding portfolios of the Trust. The Association Members Retirement Plan and Trusts through Separate Account No. 66 invests in the following portfolios of the Trust: T. Rowe Price Equity Income Fund, MFS Research Fund, Warburg Pincus Small Company Value Fund, Merrill Lynch World Strategy Fund and BT Equity 500 Index Fund. Class IB shares are offered at net asset values and are subject to distribution fees imposed under a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act. EQ Advisors Trust is an open-end, diversified investment management companies used as funding vehicle for separate account assets of insurance companies.

     Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Equitable Funds' portfolio transactions.

     The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
(GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     2. Security transactions are recorded on the trade date. Amortized cost of debt securities consists of cost adjusted, where applicable, for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold. Separate Account Nos. 51 and 66 invest in shares of EQ Advisors Trust and are valued at the net asset value per share of the respective funds. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolios. For Separate Account Nos. 51 and 66, realized gains and losses on investments include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and capital gain distributions from the Trust. Dividends are recorded by the Trust in the fourth quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.

     Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.


                                     SAI-67

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 3 (POOLED), 4 (POOLED), 10 (POOLED), 51 (POOLED)
AND 66 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

     Futures and forward contracts are agreements to buy or sell a security for a set price in the future. Initial margin deposits are made upon entering into futures contracts and can be either in cash or treasury securities. Separate Accounts (Accounts) may buy or sell futures contracts for the purpose of protecting their Accounts' securities against anticipated future changes in interest rates that might adversely affect the value of an Accounts' securities or the price of securities that an Account intends to purchase at a later date. During the period the futures and forward contracts are open, changes in the value of the contract are recognized as unrealized gains or losses by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each trading day. Variation margin payments for futures contracts are received or made, depending upon whether unrealized gains or losses are incurred. When the contract is closed, the Accounts record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Accounts' basis in the contract. Should interest rates move unexpectedly, the Accounts may not achieve the anticipated benefits of the financial futures contracts and may incur a loss. The use of futures and forward transactions involves the risk of imperfect correlation in movements in the price of futures and forward contracts, interest rates and the underlying hedged assets.

     Futures and forward contracts involve elements of both market and credit risk in excess of the amounts reflected in the Statement of Assets and Liabilities. The contract amounts of these futures and forward contracts reflect the extent of the Accounts' exposure to off-balance sheet risk. The Accounts bear the market risk which arises from any changes in security values. The credit risk for futures contracts is limited to failure of the exchange or board of trade that acts as the counterparty of the Accounts' futures transactions. Forward contracts are done directly with the counterparty and not through an exchange and can be terminated only by agreement of both parties to the contract. There is no daily margin settlement and the portfolio is exposed to the risk of default by the counterparty.


     Separate Account No. 10 may enter into forward currency contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign security holdings. A forward contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. The gain or loss arising from the difference between the original contracts and the closing of such contracts is included in realized gains or losses from foreign currency transactions. At December 31, 1999, Separate Account No. 10 had outstanding forward currency contracts to buy/sell foreign currencies as follows:



----------------------------------------------------------------------------------------------------
                                             CONTRACT       COST ON         U.S. $
                                              AMOUNT      ORIGINATION      CURRENT       UNREALIZED
                                              (000'S)         DATE          VALUE       DEPRECIATION
----------------------------------------------------------------------------------------------------
Separate Account No. 10
Foreign Currency Sale Contracts:
--------------------------------
British Pounds, settling
 01/04/00 - 01/10/00 ....................         95        $153,006      $153,201        $ (195)
Japanese Yen, settling 01/04/00 .........      7,944          76,798        77,541          (743)
                                                                                          ------
                                                                                          $ (938)
                                                                                          ======


     Equitable Life's internal short-term investment account, Separate Account No. 2A, was established to provide a more flexible and efficient vehicle to combine and invest temporary cash positions of certain eligible accounts (Participating Funds) under Equitable Life's management. Separate Account No. 2A invests in debt securities maturing

                                     SAI-68

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 3 (POOLED), 4 (POOLED), 10 (POOLED), 51 (POOLED)
AND 66 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)


in sixty days or less from the date of acquisition. At December 31, 1999, the amortized cost of investments held in Separate Account No. 2A consist of the following:



--------------------------------------------------------------------------------
                                                   AMORTIZED COST         %
--------------------------------------------------------------------------------
Bankers' Acceptances, 5.70%
 due 01/21/00 through 02/24/00 ................    $   5,140,555         2.3%
Certificates of Deposit, 5.50% - 5.99%
 due 01/28/00 through 01/31/00 ................        9,998,680         4.5
Commercial Paper, 4.45% - 6.45%
 due 01/03/00 through 02/15/00 ................      176,636,726        79.2
U.S. Government Agency,
 1.5% due 01/03/00 ............................       30,997,417        13.9
--------------------------------------------------------------------------------
Total Investments .............................      222,773,378        99.9
Other Assets less Liabilities .................          212,513         0.1
--------------------------------------------------------------------------------
Net Assets of Separate Account No. 2A .........    $ 222,985,891       100.0%
================================================================================
Units Outstanding .............................          741,808
Unit Value ....................................    $      300.60
--------------------------------------------------------------------------------


     Participating Funds purchase or redeem units depending on each participating account's excess cash availability or cash needs to meet its liabilities. Separate Account No. 2A is not subject to investment management fees. Short-term debt securities may also be purchased directly by the Equitable Funds.


     For 1999 and 1998, investment security transactions, excluding short-term debt securities, were as follows:



----------------------------------------------------------------------------------------------------------
                                            PURCHASES                                SALES
                              -------------------------------------   ------------------------------------
                                  STOCKS AND       U.S. GOVERNMENT        STOCKS AND       U.S. GOVERNMENT
                               DEBT SECURITIES       AND AGENCIES      DEBT SECURITIES      AND AGENCIES
----------------------------------------------------------------------------------------------------------
Fund
----
Alliance Aggressive Equity:
  1999 ....................    $  241,091,928         $        --      $  359,200,204         $      --
  1998 ....................       681,887,865                  --         780,385,761                --
Alliance Growth Equity:
  1999 ....................     1,340,597,736                  --       2,209,410,520                --
  1998 ....................     1,692,067,102                  --       2,151,023,546                --
Alliance Balanced:
  1999 ....................        89,523,699          65,935,492         143,448,209        82,753,815
  1998 ....................        87,857,736          98,200,986         144,791,496       122,149,180



     No activity is shown for Separate Account Nos. 51 and 66 since they trade exclusively in shares of portfolios of The EQ Advisors Trust.


                                     SAI-69

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 3 (POOLED), 4 (POOLED), 10 (POOLED), 51 (POOLED)
AND 66 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

     3. Investment securities for the Equitable Funds are valued as follows:

     Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if no sale, at the latest available bid price.

     Foreign securities not traded directly, or in American Depository Receipt
(ADR) form in the United States are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

     Futures and forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

     United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

     Long-term publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

     Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

     Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

     Other assets that do not have a readily available market price, are valued at fair value as determined in good faith by Equitable Life's investment officers.


     Investment valuations for EQ Advisors Trust are as follows:

     The value of the investments in Separate Account Nos. 51 and 66 held in the corresponding EQ Advisors Trust Portfolios is calculated by multiplying the number of shares held in each Portfolio by the net asset value per share of that Portfolio determined as of the close of business each day.


     Separate Account No. 2A is valued daily at amortized cost, which approximates market value. Short-term debt securities purchased directly by the Equitable Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.


     4. Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the Members Retirement Plan and Trusts, these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees.


                                     SAI-70

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 3 (POOLED), 4 (POOLED), 10 (POOLED), 51 (POOLED)
AND 66 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Concluded)



     Administrative fees paid through a liquidation of units in Separate Account Nos. 51 and 66 are shown in the Statement of Changes of Net Assets. The aggregate of all other fees are included in Expenses in the Statement of Operations.

     Investments in Separate Account Nos. 51 and 66 are also subject to the expenses incurred in the underlying Portfolios of the Trust, which are reflected through the Portfolios' net asset values.

     5. No federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Funds by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no provision for federal income tax is required.


                                     SAI-71

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
New York, New York
February 1, 2000

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                                                    1999                 1998
                                                                               -------------        --------------
                                                                                          (IN MILLIONS)

ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.............................   $    18,599.7        $    18,993.7
    Held to maturity, at amortized cost.....................................           133.2                125.0
  Mortgage loans on real estate.............................................         3,270.0              2,809.9
  Equity real estate........................................................         1,160.2              1,676.9
  Policy loans..............................................................         2,257.3              2,086.7
  Other equity investments..................................................           671.2                713.3
  Investment in and loans to affiliates.....................................         1,201.8                928.5
  Other invested assets.....................................................           911.6                808.2
                                                                               -------------        -------------
      Total investments.....................................................        28,205.0             28,142.2
Cash and cash equivalents...................................................           628.0              1,245.5
Deferred policy acquisition costs...........................................         4,033.0              3,563.8
Other assets................................................................         3,868.3              3,054.6
Closed Block assets.........................................................         8,607.3              8,632.4
Separate Accounts assets....................................................        54,453.9             43,302.3
                                                                               -------------        -------------

TOTAL ASSETS................................................................   $    99,795.5        $    87,940.8
                                                                               =============        =============

LIABILITIES
Policyholders' account balances.............................................   $    21,351.4        $    20,857.5
Future policy benefits and other policyholders' liabilities.................         4,777.6              4,726.4
Short-term and long-term debt...............................................         1,407.9              1,181.7
Other liabilities...........................................................         3,133.6              3,474.3
Closed Block liabilities....................................................         9,025.0              9,077.0
Separate Accounts liabilities...............................................        54,332.5             43,211.3
                                                                               -------------        -------------
      Total liabilities.....................................................        94,028.0             82,528.2
                                                                               -------------        -------------

Commitments and contingencies (Notes 11, 13, 14, 15 and 16)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         3,557.2              3,110.2
Retained earnings...........................................................         2,600.7              1,944.1
Accumulated other comprehensive (loss) income...............................          (392.9)               355.8
                                                                               -------------        -------------
      Total shareholder's equity............................................         5,767.5              5,412.6
                                                                               -------------        -------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................   $    99,795.5        $    87,940.8
                                                                               =============        =============









                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                      1999               1998               1997
                                                                 ------------       -------------      -------------
                                                                                    (IN MILLIONS)

REVENUES
Universal life and investment-type product policy fee
  income......................................................   $    1,257.5       $     1,056.2      $       950.6
Premiums......................................................          558.2               588.1              601.5
Net investment income.........................................        2,240.9             2,228.1            2,282.8
Investment (losses) gains, net................................          (96.9)              100.2              (45.2)
Commissions, fees and other income............................        2,177.9             1,503.0            1,227.2
Contribution from the Closed Block............................           86.4                87.1              102.5
                                                                 ------------       -------------      -------------

      Total revenues..........................................        6,224.0             5,562.7            5,119.4
                                                                 ------------       -------------      -------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances..........        1,078.2             1,153.0            1,266.2
Policyholders' benefits.......................................        1,038.6             1,024.7              978.6
Other operating costs and expenses............................        2,797.3             2,201.2            2,203.9
                                                                 ------------       -------------      -------------

      Total benefits and other deductions.....................        4,914.1             4,378.9            4,448.7
                                                                 ------------       -------------      -------------

Earnings from continuing operations before Federal
  income taxes and minority interest..........................        1,309.9             1,183.8              670.7
Federal income taxes..........................................          332.0               353.1               91.5
Minority interest in net income of consolidated subsidiaries..          199.4               125.2               54.8
                                                                 ------------       -------------      -------------
Earnings from continuing operations...........................          778.5               705.5              524.4
Discontinued operations, net of Federal income taxes..........           28.1                 2.7              (87.2)
                                                                 ------------       -------------      -------------
Net Earnings..................................................   $      806.6       $       708.2      $       437.2
                                                                 ============       =============      =============







                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                      1999               1998               1997
                                                                 ------------       -------------      -------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                 ------------       -------------      -------------

Capital in excess of par value, beginning of year.............        3,110.2             3,105.8            3,105.8
Additional capital in excess of par value.....................          447.0                 4.4                -
                                                                 ------------       -------------      -------------
Capital in excess of par value, end of year...................        3,557.2             3,110.2            3,105.8
                                                                 ------------       -------------      -------------

Retained earnings, beginning of year..........................        1,944.1             1,235.9              798.7
Net earnings..................................................          806.6               708.2              437.2
Dividend paid to the Holding Company..........................         (150.0)                -                  -
                                                                 ------------       -------------      -------------
Retained earnings, end of year................................        2,600.7             1,944.1            1,235.9
                                                                 ------------       -------------      -------------

Accumulated other comprehensive income,
  beginning of year...........................................          355.8               516.3              177.0
Other comprehensive (loss) income.............................         (748.7)             (160.5)             339.3
                                                                 ------------       -------------      -------------
Accumulated other comprehensive (loss) income, end of year....         (392.9)              355.8              516.3
                                                                 ------------       -------------      -------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    5,767.5       $     5,412.6      $     4,860.5
                                                                 ============       =============      ============

COMPREHENSIVE INCOME
Net earnings..................................................   $      806.6       $       708.2      $       437.2
                                                                 ------------       -------------      -------------
Change in unrealized (losses) gains, net of reclassification
  adjustment..................................................         (776.9)             (149.5)             343.7
Minimum pension liability adjustment..........................           28.2               (11.0)              (4.4)
                                                                 ------------       -------------      -------------
Other comprehensive (loss) income.............................         (748.7)             (160.5)             339.3
                                                                 ------------       -------------      -------------
COMPREHENSIVE INCOME..........................................   $       57.9       $       547.7      $       776.5
                                                                 ============       =============      ============




                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                      1999               1998               1997
                                                                 ------------       -------------      -------------
                                                                                    (IN MILLIONS)

Net earnings..................................................   $      806.6       $       708.2      $       437.2
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances........        1,078.2             1,153.0            1,266.2
  Universal life and investment-type product
    policy fee income.........................................       (1,257.5)           (1,056.2)            (950.6)
  Investment losses (gains)...................................           96.9              (100.2)              45.2
  Change in Federal income tax payable........................          157.4               123.1              (74.4)
  Change in property and equipment............................         (256.3)              (81.8)              (9.6)
  Change in deferred acquisition costs........................         (260.7)             (314.0)            (220.7)
  Other, net..................................................         (168.8)               70.9              399.7
                                                                 ------------       -------------      -------------

Net cash provided by operating activities.....................          195.8               503.0              893.0
                                                                 ------------       -------------      -------------

Cash flows from investing activities:
  Maturities and repayments...................................        2,019.0             2,289.0            2,702.9
  Sales.......................................................        7,572.9            16,972.1           10,385.9
  Purchases...................................................      (10,737.3)          (18,578.5)         (13,205.4)
  (Increase) decrease in short-term investments...............         (178.3)              102.4             (555.0)
  Decrease in loans to discontinued operations................            -                 660.0              420.1
  Sale of subsidiaries........................................            -                   -                261.0
  Other, net..................................................         (134.8)             (341.8)            (612.6)
                                                                 ------------       -------------      -------------

Net cash (used) provided by investing activities..............       (1,458.5)            1,103.2             (603.1)
                                                                 ------------       -------------      -------------

Cash flows from financing activities: Policyholders'
  account balances:
    Deposits..................................................        2,366.2             1,508.1            1,281.7
    Withdrawals...............................................       (1,765.8)           (1,724.6)          (1,886.8)
  Net increase (decrease) in short-term financings............          378.2              (243.5)             419.9
  Repayments of long-term debt................................          (41.3)              (24.5)            (196.4)
  Payment of obligation to fund accumulated deficit of
    discontinued operations...................................            -                 (87.2)             (83.9)
  Dividend paid to the Holding Company........................         (150.0)                -                  -
  Other, net..................................................         (142.1)              (89.5)             (62.7)
                                                                 ------------       -------------      -------------

Net cash provided (used) by financing activities..............          645.2              (661.2)            (528.2)
                                                                 ------------       -------------      -------------

Change in cash and cash equivalents...........................         (617.5)              945.0             (238.3)
Cash and cash equivalents, beginning of year..................        1,245.5               300.5              538.8
                                                                 ------------       -------------      -------------

Cash and Cash Equivalents, End of Year........................   $      628.0       $     1,245.5      $       300.5
                                                                 ============       =============      =============

Supplemental cash flow information
  Interest Paid...............................................   $       92.2       $       130.7      $       217.1
                                                                 ============       =============      =============
  Income Taxes Paid...........................................   $      116.5       $       254.3      $       170.0
                                                                 ============       =============      =============




                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)   ORGANIZATION

     The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiaries, Equitable of Colorado ("EOC"), and, prior to December 31, 1996, Equitable Variable Life Insurance Company ("EVLICO"). Effective January 1, 1997, EVLICO was merged into Equitable Life. Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA, a French holding company for an international group of insurance and related financial services companies, is the Holding Company's largest shareholder, owning approximately 58.0% at December 31, 1999 (53.0% if all securities convertible into, and options on, common stock were to be converted or exercised).

     On September 20, 1999, as part of AXA Financial's "branding" strategic initiative, EQ Financial Consultants, Inc., a broker-dealer subsidiary of Equitable Life, was merged into a new company, AXA Advisors, LLC ("AXA Advisors"). Also, on September 21, 1999, AXA Advisors was transferred by Equitable Life to AXA Distribution Holding Corporation ("AXA Distribution"), a wholly owned indirect subsidiary of the Holding Company, for $15.3 million. The excess of the sales price over AXA Advisors' book value has been recorded in Equitable Life's books as a capital contribution. Equitable Life will continue to develop and market the "Equitable" brand of life and annuity products, while AXA Distribution and its subsidiaries begin to assume responsibility for providing financial advisory services, product distribution and customer relationship management.

     The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

     The Investment Services segment includes Alliance and the results of DLJ which are accounted for on an equity basis. In 1999, Alliance reorganized into Alliance Capital Management Holding L.P. ("Alliance Holding") and Alliance (the "Reorganization"). Alliance Holding's principal asset is its interest in Alliance and it functions as a holding entity through which holders of its publicly traded units own an indirect interest in the operating partnership. The Company exchanged substantially all of its Alliance Holding units for units in Alliance ("Alliance Units"). As a result of the reorganization, the Company was the beneficial owner of approximately 2% of Alliance Holding and 56% of Alliance. Alliance provides diversified investment fund management services to a variety of institutional clients, including pension funds, endowments, and foreign financial institutions, as well as to individual investors, principally through a broad line of mutual funds. This segment includes institutional Separate Accounts which provide various investment options for large group pension clients, primarily deferred benefit contribution plans, through pooled or single group accounts. At December 31, 1999, Equitable Life has a 31.7% ownership interest in DLJ. DLJ's businesses include securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, venture capital, correspondent brokerage services, online interactive brokerage services and asset management. DLJ serves institutional, corporate, governmental and individual clients both domestically and internationally. Through June 10, 1997, this segment also includes Equitable Real Estate Investment Management Inc. ("EREIM") which was sold. EREIM provided real estate investment management services, property management services, mortgage servicing and loan asset management, and agricultural investment management.

2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation and Principles of Consolidation
     -----------------------------------------------------

     The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The accompanying consolidated financial statements include the accounts of Equitable Life and certain of its subsidiaries engaged in insurance related business (collectively, the "Insurance Group"); other subsidiaries, principally Alliance and through June 10, 1997, EREIM (see Note 5); and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The Company's investment in DLJ is reported on the equity basis of accounting. Closed Block assets, liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 7). Unless specifically stated, all other footnote disclosures contained herein exclude the Closed Block related amounts.

     All significant intercompany transactions and balances except those with the Closed Block, DLJ and discontinued operations (see Note 8) have been eliminated in consolidation. The years "1999," "1998" and "1997" refer to the years ended December 31, 1999, 1998 and 1997, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1999 presentation.

     Closed Block
     ------------

     On July 22, 1992, Equitable Life established the Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

     Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

     Discontinued Operations
     -----------------------

     Discontinued operations at December 31, 1999, principally consists of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance each quarter and believes the allowance for future losses at December 31, 1999 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of Discontinued Operations Investment Assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result (see Note 8).

     Accounting Changes
     ------------------

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires capitalization of external and certain internal costs incurred to obtain or develop internal-use computer software during the application development stage. The Company applied the provisions of SOP 98-1 prospectively effective January 1, 1998. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

     New Accounting Pronouncements
     -----------------------------

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires all derivatives to be recognized on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on its intended use. Derivatives not used in hedging activities must be adjusted to fair value through earnings. Changes in the fair value of derivatives used in hedging activities will, depending on the nature of the hedge, either be offset in earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company expects to adopt SFAS No. 133 effective January 1, 2001. Adjustments resulting from initial adoption of the new requirements will be reported in a manner similar to the cumulative effect of a change in accounting principle and will be reflected in net income or accumulated other comprehensive income based upon existing hedging relationships, if any. Management currently is assessing the impact of adoption. However, Alliance's adoption of the new requirements is not expected to have a significant impact on the Company's consolidated balance sheet or statement of earnings. Also, since most of DLJ's derivatives are carried at fair values, the Company's consolidated earnings and financial position are not expected to be significantly affected by DLJ's adoption of the new requirements.

     Valuation of Investments
     ------------------------

     Fixed maturities identified as available for sale are reported at estimated fair value. Fixed maturities, which the Company has both the ability and the intent to hold to maturity, are stated principally at amortized cost. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

     Valuation allowances are netted against the asset categories to which they apply.

     Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value.

     Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale.

     Policy loans are stated at unpaid principal balances.

     Partnerships and joint venture interests in which the Company does not have control or a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

     Equity securities, comprised of common stock classified as both trading and available for sale securities, are carried at estimated fair value and are included in other equity investments.

     Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

     Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

     All securities are recorded in the consolidated financial statements on a trade date basis.

     Net Investment Income, Investment Gains, Net and Unrealized Investment
     ----------------------------------------------------------------------
     Gains (Losses)
     --------------

     Net investment income and realized investment gains (losses) (collectively, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are reflected as interest credited to policyholders' account balances.

     Realized investment gains (losses) are determined by specific identification and are presented as a component of revenue. Changes in valuation allowances are included in investment gains (losses).

     Unrealized gains (losses) on publicly-traded common equity securities classified as trading securities are reflected in net investment income. Unrealized investment gains (losses) on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to discontinued operations, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

     Recognition of Insurance Income and Related Expenses
     ----------------------------------------------------

     Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

     Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

     Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

     Deferred Policy Acquisition Costs
     ---------------------------------

     The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

     For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group (periods ranging from 25 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated other comprehensive income in consolidated shareholder's equity as of the balance sheet date.

     As part of its asset/liability management process, in second quarter 1999, management initiated a review of the matching of invested assets to Insurance product lines given their different liability characteristics and liquidity requirements. As a result of this review, management reallocated the current and prospective interests of the various product lines in the invested assets. These asset reallocations and the related changes in investment yields by product line, in turn, triggered a review of and revisions to the estimated future gross profits used to determine the amortization of DAC for universal life and investment-type products. The revisions to estimated future gross profits resulted in an after-tax writedown of DAC of $85.6 million (net of a Federal income tax benefit of $46.1 million).

     For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group (40 years) as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1999, the expected investment yield, excluding policy loans, generally ranged from 7.75% grading to 7.5% over a 20 year period. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

     For non-participating traditional life DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

     Policyholders' Account Balances and Future Policy Benefits
     ----------------------------------------------------------

     Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

     For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

     For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 8.35% for annuity liabilities.

     Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

     Claim reserves and associated liabilities for individual DI and major medical policies were $948.4 million and $951.7 million at December 31, 1999 and 1998, respectively. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical are summarized as follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Incurred benefits related to current year..........  $       150.7       $      140.1       $      132.3
     Incurred benefits related to prior years...........           64.7               84.2               60.0
                                                          -------------       ------------       ------------
     Total Incurred Benefits............................  $       215.4       $      224.3       $      192.3
                                                          =============       ============       ============

     Benefits paid related to current year..............  $        28.9       $       17.0       $       28.8
     Benefits paid related to prior years...............          189.8              155.4              146.2
                                                          -------------       ------------       ------------
     Total Benefits Paid................................  $       218.7       $      172.4       $      175.0
                                                          =============       ============       ============

     Policyholders' Dividends
     ------------------------

     The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

     At December 31, 1999, participating policies, including those in the Closed Block, represent approximately 23.0% ($47.0 billion) of directly written life insurance in force, net of amounts ceded.

     Federal Income Taxes
     --------------------

     The Company files a consolidated Federal income tax return with the Holding Company and its consolidated subsidiaries. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

     Separate Accounts
     -----------------

     Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds Separate Accounts liabilities.

     Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

     The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For 1999, 1998 and 1997, investment results of such Separate Accounts were $6,045.5 million, $4,591.0 million and $3,411.1 million, respectively.

     Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

     Employee Stock Option Plan
     --------------------------

     The Company accounts for stock option plans sponsored by the Holding Company, DLJ and Alliance in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 22 for the pro forma disclosures for the Holding Company, DLJ and Alliance required by SFAS No. 123, "Accounting for Stock-Based Compensation".

3)   INVESTMENTS

     The following tables provide additional information relating to fixed maturities and equity securities:

                                                                     GROSS               GROSS
                                                AMORTIZED          UNREALIZED         UNREALIZED          ESTIMATED
                                                   COST              GAINS              LOSSES            FAIR VALUE
                                              -------------      -------------       ------------       -------------
                                                                           (IN MILLIONS)
     DECEMBER 31, 1999
     -----------------
     Fixed Maturities:
       Available for Sale:
         Corporate..........................  $    14,866.8      $       139.5       $      787.0       $    14,219.3
         Mortgage-backed....................        2,554.5                2.3               87.8             2,469.0
         U.S. Treasury, government and
           agency securities................        1,194.1               18.9               23.4             1,189.6
         States and political subdivisions..          110.0                1.4                4.9               106.5
         Foreign governments................          361.8               16.2               14.8               363.2
         Redeemable preferred stock.........          286.4                1.7               36.0               252.1
                                              -------------      -------------       ------------       -------------
     Total Available for Sale...............  $    19,373.6      $       180.0       $      953.9       $    18,599.7
                                              =============      =============       ============       =============

       Held to Maturity:  Corporate.........  $       133.2      $         -         $        -         $       133.2
                                              =============      =============       ============       =============

     Equity Securities:
       Common stock available for sale......           25.5                1.5               17.8                 9.2
       Common stock trading securities......            7.2                9.1                2.2                14.1
                                              -------------      -------------       ------------       -------------
     Total Equity Securities................  $        32.7      $        10.6       $       20.0       $        23.3
                                              =============      =============       ============       =============

     December 31, 1998
     -----------------
     Fixed Maturities:
       Available for Sale:
         Corporate..........................  $    14,520.8      $       793.6       $      379.6       $    14,934.8
         Mortgage-backed....................        1,807.9               23.3                 .9             1,830.3
         U.S. Treasury, government and
           agency securities................        1,464.1              107.6                 .7             1,571.0
         States and political subdivisions..           55.0                9.9                -                  64.9
         Foreign governments................          363.3               20.9               30.0               354.2
         Redeemable preferred stock.........          242.7                7.0               11.2               238.5
                                              -------------      -------------       ------------       -------------
     Total Available for Sale...............  $    18,453.8      $       962.3       $      422.4       $    18,993.7
                                              =============      =============       ============       =============

       Held to Maturity:  Corporate.........  $       125.0      $         -         $        -         $       125.0
                                              =============      =============       ============       =============

     Equity Securities:
       Common stock available for sale......  $        58.3      $       114.9       $       22.5       $       150.7
                                              =============      =============       ============       =============

     For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Estimated fair values for equity securities, substantially all of which do not have a readily ascertainable market value, have been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1999 and 1998, securities without a readily ascertainable market value having an amortized cost of $3,322.2 million and $3,539.9 million, respectively, had estimated fair values of $3,177.7 million and $3,748.5 million, respectively.

     The contractual maturity of bonds at December 31, 1999 is shown below:

                                                                                     AVAILABLE FOR SALE
                                                                              -------------------------------
                                                                                AMORTIZED          ESTIMATED
                                                                                  COST             FAIR VALUE
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Due in one year or less................................................  $      479.1       $      477.8
     Due in years two through five..........................................       2,991.8            2,921.2
     Due in years six through ten...........................................       7,197.9            6,813.0
     Due after ten years....................................................       5,864.0            5,666.5
     Mortgage-backed securities.............................................       2,554.4            2,469.1
                                                                              ------------       ------------
     Total..................................................................  $   19,087.2       $   18,347.6
                                                                              ============       ============

     Corporate bonds held to maturity with an amortized cost and estimated fair value of $133.2 million are due in one year or less.

     Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1999, approximately 14.9% of the $18,344.3 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

     In addition, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 1999 and 1998 were $647.9 million and $562.6 million, respectively.

     Investment valuation allowances and changes thereto are shown below:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Balances, beginning of year........................  $       230.6       $      384.5       $      137.1
     Additions charged to income........................           68.2               86.2              334.6
     Deductions for writedowns and
       asset dispositions...............................         (150.2)            (240.1)             (87.2)
                                                          -------------       ------------       ------------
     Balances, End of Year..............................  $       148.6       $      230.6       $      384.5
                                                          =============       ============       ============

     Balances, end of year comprise:
       Mortgage loans on real estate....................  $        27.5       $       34.3       $       55.8
       Equity real estate...............................          121.1              196.3              328.7
                                                          -------------       ------------       ------------
     Total..............................................  $       148.6       $      230.6       $      384.5
                                                          =============       ============       ============

     At December 31, 1999, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $152.1 million.

     The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $106.0 million and $115.1 million at December 31, 1999 and 1998, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $9.5 million, $10.3 million and $17.2 million in 1999, 1998 and 1997, respectively. Gross interest income on these loans included in net investment income aggregated $8.2 million, $8.3 million and $12.7 million in 1999, 1998 and 1997, respectively.

     Impaired mortgage loans along with the related provision for losses were as follows:

                                                                                      DECEMBER 31,
                                                                          -----------------------------------
                                                                                1999                 1998
                                                                          --------------       --------------
                                                                                      (IN MILLIONS)

     Impaired mortgage loans with provision for losses..................  $        142.4       $        125.4
     Impaired mortgage loans without provision for losses...............             2.2                  8.6
                                                                          --------------       --------------
     Recorded investment in impaired mortgage loans.....................           144.6                134.0
     Provision for losses...............................................           (23.0)               (29.0)
                                                                          --------------       --------------
     Net Impaired Mortgage Loans........................................  $        121.6       $        105.0
                                                                          ==============       ==============

     Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

     During 1999, 1998 and 1997, respectively, the Company's average recorded investment in impaired mortgage loans was $141.7 million, $161.3 million and $246.9 million. Interest income recognized on these impaired mortgage loans totaled $12.0 million, $12.3 million and $15.2 million ($0.0 million, $.9 million and $2.3 million recognized on a cash basis) for 1999, 1998 and 1997, respectively.

     The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1999 and 1998, the carrying value of equity real estate held for sale amounted to $382.2 million and $836.2 million, respectively. For 1999, 1998 and 1997, respectively, real estate of $20.5 million, $7.1 million and $152.0 million was acquired in satisfaction of debt. At December 31, 1999 and 1998, the Company owned $443.9 million and $552.3 million, respectively, of real estate acquired in satisfaction of debt.

     Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $251.6 million and $374.8 million at December 31, 1999 and 1998, respectively. Depreciation expense on real estate totaled $21.8 million, $30.5 million and $74.9 million for 1999, 1998 and 1997, respectively.

4)   JOINT VENTURES AND PARTNERSHIPS

     Summarized combined financial information for real estate joint ventures (25 individual ventures at both December 31, 1999 and 1998) and for limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater, follows:

                                                                                         DECEMBER 31,
                                                                               --------------------------------
                                                                                   1999                1998
                                                                               -------------      -------------
                                                                                         (IN MILLIONS)
      BALANCE SHEETS
      Investments in real estate, at depreciated cost........................  $       861.1      $       913.7
      Investments in securities, generally at estimated fair value...........          678.4              636.9
      Cash and cash equivalents..............................................           68.4               85.9
      Other assets...........................................................          239.3              279.8
                                                                               -------------      -------------
      Total Assets...........................................................  $     1,847.2      $     1,916.3
                                                                               =============      =============

      Borrowed funds - third party...........................................  $       354.2      $       367.1
      Borrowed funds - AXA Financial.........................................           28.9               30.1
      Other liabilities......................................................          313.9              197.2
                                                                               -------------      -------------
      Total liabilities......................................................          697.0              594.4
                                                                               -------------      -------------

      Partners' capital......................................................        1,150.2            1,321.9
                                                                               -------------      -------------
      Total Liabilities and Partners' Capital................................  $     1,847.2      $     1,916.3
                                                                               =============      =============

      Equity in partners' capital included above.............................  $       316.5      $       365.6
      Equity in limited partnership interests not included above and other...          524.1              390.1
                                                                               -------------      -------------
      Carrying Value.........................................................  $       840.6      $       755.7
                                                                               =============      =============

                                                                1999               1998                1997
                                                           -------------       ------------       ------------
                                                                               (IN MILLIONS)
      STATEMENTS OF EARNINGS
      Revenues of real estate joint ventures.............  $       180.5       $      246.1       $      310.5
      Revenues of other limited partnership interests....          455.1              128.9              506.3
      Interest expense - third party.....................          (39.8)             (33.3)             (91.8)
      Interest expense - AXA Financial...................           (2.5)              (2.6)              (7.2)
      Other expenses.....................................         (139.0)            (197.0)            (263.6)
                                                           -------------       ------------       ------------
      Net Earnings.......................................  $       454.3       $      142.1       $      454.2
                                                           =============       ============       ============

      Equity in net earnings included above..............  $        10.5       $       44.4       $       76.7
      Equity in net earnings of limited partnership
        interests not included above.....................           76.0               37.9               69.5
      Other..............................................            -                  -                  (.9)
                                                           -------------       ------------       ------------
      Total Equity in Net Earnings.......................  $        86.5       $       82.3       $      145.3
                                                           =============       ============       ============

5)   NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

     The sources of net investment income follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Fixed maturities...................................  $     1,499.8       $    1,489.0       $    1,459.4
     Mortgage loans on real estate......................          253.4              235.4              260.8
     Equity real estate.................................          250.2              356.1              390.4
     Other equity investments...........................          165.1               83.8              156.9
     Policy loans.......................................          143.8              144.9              177.0
     Other investment income............................          161.3              185.7              181.7
                                                          -------------       ------------       ------------

       Gross investment income..........................        2,473.6            2,494.9            2,626.2

       Investment expenses..............................         (232.7)            (266.8)            (343.4)
                                                          -------------       ------------       ------------

     Net Investment Income..............................  $     2,240.9       $    2,228.1       $    2,282.8
                                                          =============       ============       ============

     Investment (losses) gains, net, including changes in the valuation allowances, follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Fixed maturities...................................  $      (290.9)      $      (24.3)      $       88.1
     Mortgage loans on real estate......................           (3.3)             (10.9)             (11.2)
     Equity real estate.................................           (2.4)              74.5             (391.3)
     Other equity investments...........................           88.1               29.9               14.1
     Sale of subsidiaries...............................            -                 (2.6)             252.1
     Issuance and sales of Alliance Units...............            5.5               19.8                -
     Issuance and sales of DLJ common stock.............          106.0               18.2                3.0
     Other..............................................             .1               (4.4)               -
                                                          -------------       ------------       ------------
     Investment (Losses) Gains, Net.....................  $       (96.9)      $      100.2       $      (45.2)
                                                          =============       ============       ============

     Writedowns of fixed maturities amounted to $223.2 million, $101.6 million and $11.7 million for 1999, 1998 and 1997, respectively, and writedowns of equity real estate amounted to $136.4 million for 1997. In fourth quarter 1997, the Company reclassified $1,095.4 million depreciated cost of equity real estate from real estate held for the production of income to real estate held for sale. Additions to valuation allowances of $227.6 million were recorded upon these transfers. Additionally, in fourth quarter 1997, $132.3 million of writedowns on real estate held for production of income were recorded.

     For 1999, 1998 and 1997, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $7,138.6 million, $15,961.0 million and $9,789.7 million. Gross gains of $74.7 million, $149.3 million and $166.0 million and gross losses of $214.3 million, $95.1 million and $108.8 million, respectively, were realized on these sales. The change in unrealized investment (losses) gains related to fixed maturities classified as available for sale for 1999, 1998 and 1997 amounted to $(1,313.8) million, $(331.7) million and $513.4 million, respectively.

     On January 1, 1999, investments in publicly-traded common equity securities in the General Account portfolio within other equity investments amounting to $102.3 million were transferred from available for sale securities to trading securities. As a result of this transfer, unrealized investment gains of $83.3 million ($43.2 million net of related DAC and Federal income taxes) were recognized as realized investment gains in the consolidated statements of earnings. Net unrealized holding gains of $7.0 million were included in net investment income in the consolidated statements of earnings for 1999. These trading securities had a carrying value of $14.1 million and costs of $7.2 million at December 31, 1999.

     During 1999, DLJ completed its offering of a new class of its Common Stock to track the financial performance of DLJdirect, its online brokerage business. As a result of this offering, the Company recorded a non-cash pre-tax realized gain of $95.8 million.

     For 1999, 1998 and 1997, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $131.5 million, $136.9 million and $137.5 million, respectively.

     In 1997, Equitable Life sold EREIM (other than its interest in Column Financial, Inc.) ("ERE") to Lend Lease Corporation Limited ("Lend Lease"), for $400.0 million and recognized an investment gain of $162.4 million, net of Federal income tax of $87.4 million. Equitable Life entered into long-term advisory agreements whereby ERE continues to provide substantially the same services to Equitable Life's General Account and Separate Accounts, for substantially the same fees, as provided prior to the sale. Through June 10, 1997, the businesses sold reported combined revenues of $91.6 million and combined net earnings of $10.7 million.

     On June 30, 1997, Alliance reduced the recorded value of goodwill and contracts associated with Alliance's 1996 acquisition of Cursitor Holdings L.P. and Cursitor Holdings Limited (collectively, "Cursitor") by $120.9 million since Cursitor's business fundamentals no longer supported the carrying value of its investment. The Company's earnings from continuing operations for 1997 included a charge of $59.5 million, net of a Federal income tax benefit of $10.0 million and minority interest of $51.4 million. The remaining balance of intangible assets is being amortized over its estimated useful life of 20 years.

     Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of accumulated comprehensive income and the changes for the corresponding years, follow:

                                                                1999               1998                1997
                                                           -------------       ------------       ------------
                                                                               (IN MILLIONS)

      Balance, beginning of year.........................  $       384.1       $      533.6       $      189.9
      Changes in unrealized investment (losses) gains....       (1,486.6)            (242.4)             543.3
      Changes in unrealized investment losses
        (gains) attributable to:
          Participating group annuity contracts..........           24.7               (5.7)              53.2
          DAC............................................          208.6               13.2              (89.0)
          Deferred Federal income taxes..................          476.4               85.4             (163.8)
                                                           -------------       ------------       ------------
      Balance, End of Year...............................  $      (392.8)      $      384.1       $      533.6
                                                           =============       ============       ============

      Balance, end of year comprises:
        Unrealized investment (losses) gains on:
          Fixed maturities...............................  $      (773.9)      $      539.9       $      871.2
          Other equity investments.......................          (16.3)              92.4               33.7
          Other, principally Closed Block................           46.8              111.1               80.9
                                                           -------------       ------------       ------------
            Total........................................         (743.4)             743.4              985.8
        Amounts of unrealized investment gains
          attributable to:
            Participating group annuity contracts........            -                (24.7)             (19.0)
            DAC..........................................           80.8             (127.8)            (141.0)
            Deferred Federal income taxes................          269.8             (206.8)            (292.2)
                                                           -------------       ------------       ------------
      Total..............................................  $      (392.8)      $      384.1       $      533.6
                                                           =============       ============       ============

     Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

6)   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     Accumulated other comprehensive income (loss) represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Unrealized (losses) gains on investments...........  $      (392.8)      $      384.1       $      533.6
     Minimum pension liability..........................            (.1)             (28.3)             (17.3)
                                                          -------------       ------------       ------------
     Total Accumulated Other
       Comprehensive (Loss) Income......................  $      (392.9)      $      355.8       $      516.3
                                                          =============       ============       ============

     The components of other comprehensive income (loss) for the past three years follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Net unrealized (losses) gains on investment
       securities:
       Net unrealized (losses) gains arising during
         the period.....................................  $    (1,682.3)      $     (186.1)      $      564.0
       Adjustment to reclassify losses (gains)
         included in net earnings during the period.....          195.7              (56.3)             (20.7)
                                                          -------------       ------------       ------------
     Net unrealized (losses) gains on investment
         securities.....................................       (1,486.6)            (242.4)             543.3
     Adjustments for policyholder liabilities,
         DAC and deferred Federal income taxes..........          709.7               92.9             (199.6)
                                                          -------------       ------------       ------------

     Change in unrealized losses (gains), net of
         adjustments....................................         (776.9)            (149.5)             343.7
     Change in minimum pension liability................           28.2              (11.0)              (4.4)
                                                          -------------       ------------       ------------
     Total Other Comprehensive (Loss) Income............  $      (748.7)      $     (160.5)      $      339.3
                                                          =============       ============       ============

7)   CLOSED BLOCK

     Summarized financial information for the Closed Block follows:

                                                                                       DECEMBER 31,
                                                                            ---------------------------------
                                                                                 1999                 1998
                                                                            ------------         ------------
                                                                                      (IN MILLIONS)
                                                                                                 <C
     BALANCE SHEETS
     Fixed Maturities:
       Available for sale, at estimated fair value (amortized cost,
         $4,144.8 and $4,149.0)...........................................  $    4,014.0         $    4,373.2
     Mortgage loans on real estate........................................       1,704.2              1,633.4
     Policy loans.........................................................       1,593.9              1,641.2
     Cash and other invested assets.......................................         194.4                 86.5
     DAC..................................................................         895.5                676.5
     Other assets.........................................................         205.3                221.6
                                                                            ------------         ------------
     Total Assets.........................................................  $    8,607.3         $    8,632.4
                                                                            ============         ============

     Future policy benefits and policyholders' account balances...........  $    9,011.7         $    9,013.1
     Other liabilities....................................................          13.3                 63.9
                                                                            ------------         ------------
     Total Liabilities....................................................  $    9,025.0         $    9,077.0
                                                                            ============         ============



                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     STATEMENTS OF EARNINGS
     Premiums and other revenue.........................  $       619.1       $      661.7       $      687.1
     Investment income (net of investment
       expenses of $15.8, $15.5 and $27.0)..............          574.2              569.7              574.9
     Investment (losses) gains, net.....................          (11.3)                .5              (42.4)
                                                          -------------       ------------       ------------
           Total revenues...............................        1,182.0            1,231.9            1,219.6
                                                          -------------       ------------       ------------

     Policyholders' benefits and dividends..............        1,024.7            1,082.0            1,066.7
     Other operating costs and expenses.................           70.9               62.8               50.4
                                                          -------------       ------------       ------------
           Total benefits and other deductions..........        1,095.6            1,144.8            1,117.1
                                                          -------------       ------------       ------------

     Contribution from the Closed Block.................  $        86.4       $       87.1       $      102.5
                                                          =============       ============       ============

     Impaired mortgage loans along with the related provision for losses follows:

                                                                                        DECEMBER 31,
                                                                              --------------------------------
                                                                                  1999                1998
                                                                              -------------      -------------
                                                                                        (IN MILLIONS)
     Impaired mortgage loans with provision for losses......................  $        26.8      $        55.5
     Impaired mortgage loans without provision for losses...................            4.5                7.6
                                                                              -------------      -------------
     Recorded investment in impaired mortgages..............................           31.3               63.1
     Provision for losses...................................................           (4.1)             (10.1)
                                                                              -------------      -------------
     Net Impaired Mortgage Loans............................................  $        27.2      $        53.0
                                                                              =============      =============

     During 1999, 1998 and 1997, the Closed Block's average recorded investment in impaired mortgage loans was $37.0 million, $85.5 million and $110.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $3.3 million, $4.7 million and $9.4 million ($.3 million, $1.5 million and $4.1 million recognized on a cash basis) for 1999, 1998 and 1997, respectively.

     Valuation allowances amounted to $4.6 million and $11.1 million on mortgage loans on real estate and $24.7 million and $15.4 million on equity real estate at December 31, 1999 and 1998, respectively. Writedowns of fixed maturities amounted to $3.5 million for 1997. Writedowns of equity real estate amounted to $28.8 million for 1997.

     In fourth quarter 1997, $72.9 million depreciated cost of equity real estate held for production of income was reclassified to equity real estate held for sale. Additions to valuation allowances of $15.4 million were recorded upon these transfers. Also in fourth quarter 1997, $28.8 million of writedowns on real estate held for production of income were recorded.

     Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

8)   DISCONTINUED OPERATIONS

     Summarized financial information for discontinued operations follows:

                                                                                       DECEMBER 31,
                                                                            ---------------------------------
                                                                                 1999                 1998
                                                                            ------------         ------------
                                                                                       (IN MILLIONS)
     BALANCE SHEETS
     Mortgage loans on real estate........................................  $      454.6         $      553.9
     Equity real estate...................................................         426.6                611.0
     Other equity investments.............................................          55.8                115.1
     Other invested assets................................................          87.1                 24.9
                                                                            ------------         ------------
       Total investments..................................................       1,024.1              1,304.9
     Cash and cash equivalents............................................         164.5                 34.7
     Other assets.........................................................         213.0                219.0
                                                                            ------------         ------------
     Total Assets.........................................................  $    1,401.6         $    1,558.6
                                                                            ============         ============

     Policyholders' liabilities...........................................  $      993.3         $    1,021.7
     Allowance for future losses..........................................         242.2                305.1
     Other liabilities....................................................         166.1                231.8
                                                                            ------------         ------------
     Total Liabilities....................................................  $    1,401.6         $    1,558.6
                                                                            ============         ============

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     STATEMENTS OF EARNINGS
     Investment income (net of investment
       expenses of $49.3, $63.3 and $97.3)..............  $        98.7       $      160.4       $      188.6
     Investment (losses) gains, net.....................          (13.4)              35.7             (173.7)
     Policy fees, premiums and other income.............             .2               (4.3)                .2
                                                          -------------       ------------       ------------
     Total revenues.....................................           85.5              191.8               15.1

     Benefits and other deductions......................          104.8              141.5              169.5
     (Losses charged) earnings credited to allowance
       for future losses................................          (19.3)              50.3             (154.4)
                                                          -------------       ------------       ------------
     Pre-tax loss from operations.......................            -                  -                  -
     Pre-tax earnings from releasing (loss from
       strengthening) the allowance for future
       losses...........................................           43.3                4.2             (134.1)
     Federal income tax (expense) benefit...............          (15.2)              (1.5)              46.9
                                                          -------------       ------------       ------------
     Earnings (Loss) from Discontinued Operations.......  $        28.1       $        2.7       $      (87.2)
                                                          =============       ============       ============

     The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of the discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process which takes place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in 1999 and 1998 and strengthening of allowance in 1997.

     In fourth quarter 1997, $329.9 million depreciated cost of equity real estate was reclassified from equity real estate held for production of income to real estate held for sale. Additions to valuation allowances of $79.8 million were recognized upon these transfers. Also in fourth quarter 1997, $92.5 million of writedowns on real estate held for production of income were recognized.

     Benefits and other deductions includes $26.6 million and $53.3 million of interest expense related to amounts borrowed from continuing operations in 1998 and 1997, respectively.

     Valuation allowances of $1.9 million and $3.0 million on mortgage loans on real estate and $54.8 million and $34.8 million on equity real estate were held at December 31, 1999 and 1998, respectively. Writedowns of equity real estate were $95.7 million in 1997.

     During 1999, 1998 and 1997, discontinued operations' average recorded investment in impaired mortgage loans was $13.8 million, $73.3 million and $89.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.7 million, $4.7 million and $6.6 million ($.0 million, $3.4 million and $5.3 million recognized on a cash basis) for 1999, 1998 and 1997, respectively.

     At December 31, 1999 and 1998, discontinued operations had real estate acquired in satisfaction of debt with carrying values of $24.1 million and $50.0 million, respectively.

9)   SHORT-TERM AND LONG-TERM DEBT

     Short-term and long-term debt consists of the following:

                                                                                       DECEMBER 31,
                                                                            ---------------------------------
                                                                                 1999                 1998
                                                                            ------------         ------------
                                                                                       (IN MILLIONS)
     Short-term debt......................................................  $      557.0         $      179.3
                                                                            ------------         ------------
     Long-term debt:
     Equitable Life:
       Surplus notes, 6.95% due 2005......................................         399.5                399.4
       Surplus notes, 7.70% due 2015......................................         199.7                199.7
       Other..............................................................            .4                   .3
                                                                            ------------         ------------
           Total Equitable Life...........................................         599.6                599.4
                                                                            ------------         ------------
     Wholly Owned and Joint Venture Real Estate:
       Mortgage notes, 5.43% - 9.5%, due through 2017.....................         251.3                392.2
                                                                            ------------         ------------
     Alliance:
       Other..............................................................           -                   10.8
                                                                            ------------         ------------
     Total long-term debt.................................................         850.9              1,002.4
                                                                            ------------         ------------

     Total Short-term and Long-term Debt..................................  $    1,407.9         $    1,181.7
                                                                            ============         ============

     Short-term Debt
     ---------------

     Equitable Life has a $700.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates and expires in September 2000. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1999 range from 5.76% to 8.5%. There were no borrowings outstanding under this bank credit facility at December 31, 1999.

     Equitable Life has a commercial paper program with an issue limit of $1.0 billion. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $700.0 million bank credit facility. At December 31, 1999, there were $166.9 million outstanding under this program.

     Alliance has a $425.0 million five-year revolving credit facility with a group of commercial banks. Under the facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds Rate. A facility fee is payable on the total facility. During July 1999, Alliance increased the size of its commercial paper program by $200.0 million from $425.0 million for a total available limit of $625.0 million. Borrowings from the revolving credit facility and the original commercial paper program may not exceed $425.0 million in the aggregate. The revolving credit facility provides backup liquidity for commercial paper issued under

     Alliance's commercial paper program and can be used as a direct source of borrowing. The revolving credit facility contains covenants that require Alliance to, among other things, meet certain financial ratios. At December 31, 1999, Alliance had commercial paper outstanding totaling $384.7 million at an effective interest rate of 5.9%; there were no borrowings outstanding under Alliance's revolving credit facility.

     In December 1999, Alliance established a $100.0 million extendible commercial notes ("ECN") program to supplement its commercial paper program. ECN's are short-term debt instruments that do not require any back-up liquidity support.

     Long-term Debt
     --------------

     Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. At December 31, 1999, the Company is in compliance with all debt covenants.

     The Company has pledged real estate, mortgage loans, cash and securities amounting to $323.6 million and $640.2 million at December 31, 1999 and 1998, respectively, as collateral for certain short-term and long-term debt.

     At December 31, 1999, aggregate maturities of the long-term debt based on required principal payments at maturity was $3.0 million for 2000 and $848.7 million for 2005 and thereafter.

10)  FEDERAL INCOME TAXES

     A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Federal income tax expense (benefit):
       Current..........................................  $       174.0       $      283.3       $      186.5
       Deferred.........................................          158.0               69.8              (95.0)
                                                          -------------       ------------       ------------
     Total..............................................  $       332.0       $      353.1       $       91.5
                                                          =============       ============       ============

     The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Expected Federal income tax expense................  $       458.4       $      414.3       $      234.7
     Non-taxable minority interest......................          (47.8)             (33.2)             (38.0)
     Non-taxable subsidiary gains.......................          (37.1)              (6.4)               -
     Adjustment of tax audit reserves...................           27.8               16.0              (81.7)
     Equity in unconsolidated subsidiaries..............          (64.0)             (39.3)             (45.1)
     Other..............................................           (5.3)               1.7               21.6
                                                          -------------       ------------       ------------
     Federal Income Tax Expense.........................  $       332.0       $      353.1       $       91.5
                                                          =============       ============       ============

     The components of the net deferred Federal income taxes are as follows:

                                                    DECEMBER 31, 1999                  December 31, 1998
                                              -----------------------------      -----------------------------
                                                 ASSETS         LIABILITIES         Assets         Liabilities
                                              -----------      ------------      ------------      -----------
                                                                        (IN MILLIONS)
     Compensation and related benefits......  $       -        $       37.7      $      235.3      $       -
     Other..................................          -                20.6              27.8              -
     DAC, reserves and reinsurance..........          -               329.7               -              231.4
     Investments............................        115.1               -                 -              364.4
                                              -----------      ------------      ------------      -----------
     Total..................................  $     115.1      $      388.0      $      263.1      $     595.8
                                              ===========      ============      ============      ===========

     At December 31, 1999, in conjunction with the non-qualified employee benefit plans, $236.8 million in deferred tax asset was transferred to the Holding Company. See Note 12 for discussion of the benefit plans transferred.

     The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and their tax effects follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     DAC, reserves and reinsurance......................  $        83.2       $       (7.7)      $       46.2
     Investments........................................            3.2               46.8             (113.8)
     Compensation and related benefits..................           21.0               28.6                3.7
     Other..............................................           50.6                2.1              (31.1)
                                                          -------------       ------------       ------------
     Deferred Federal Income Tax
       Expense (Benefit)................................  $       158.0       $       69.8       $      (95.0)
                                                          =============       ============       ============

     The Internal Revenue Service (the "IRS") is in the process of examining the Holding Company's consolidated Federal income tax returns for the years 1992 through 1996. Management believes these audits will have no material adverse effect on the Company's results of operations.

11)  REINSURANCE AGREEMENTS

     The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability. The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Direct premiums....................................  $       420.6       $      438.8       $      448.6
     Reinsurance assumed................................          206.7              203.6              198.3
     Reinsurance ceded..................................          (69.1)             (54.3)             (45.4)
                                                          -------------       ------------       ------------
     Premiums...........................................  $       558.2       $      588.1       $      601.5
                                                          =============       ============       ============

     Universal Life and Investment-type Product
       Policy Fee Income Ceded..........................  $        69.7       $       75.7       $       61.0
                                                          =============       ============       ============
     Policyholders' Benefits Ceded......................  $        99.6       $       85.9       $       70.6
                                                          =============       ============       ============
     Interest Credited to Policyholders' Account
       Balances Ceded...................................  $        38.5       $       39.5       $       36.4
                                                          =============       ============       ============

     Since 1997, the Company reinsures on a yearly renewal term basis 90% of the mortality risk on new issues of certain term, universal and variable life products. The Company's retention limit on joint survivorship policies is $15.0 million. All in force business above $5.0 million is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

     The Insurance Group cedes 100% of its group life and health business to a third party insurer. Premiums ceded totaled $.1 million, $1.3 million and $1.6 million for 1999, 1998 and 1997, respectively. Ceded death and disability benefits totaled $44.7 million, $15.6 million and $4.3 million for 1999, 1998 and 1997, respectively. Insurance liabilities ceded totaled $510.5 million and $560.3 million at December 31, 1999 and 1998, respectively.

12)  EMPLOYEE BENEFIT PLANS

     The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective December 31, 1999, the Holding Company legally assumed primary liability from Equitable Life for all current and future obligations of its Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits; Equitable Life remains secondarily liable. The amount of the liability associated with employee benefits transferred was $676.5 million, including $183.0 million of non-qualified pension benefit obligations and $394.1 million of postretirement benefits obligations at December 31, 1999. This transfer was recorded as a non-cash capital contribution to Equitable Life.

     Components of net periodic pension (credit) cost for the qualified and non-qualified plans follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Service cost.......................................  $        36.7       $       33.2       $       32.5
     Interest cost on projected benefit obligations.....          131.6              129.2              128.2
     Actual return on assets............................         (189.8)            (175.6)            (307.6)
     Net amortization and deferrals.....................            7.5                6.1              166.6
                                                          -------------       ------------       ------------
     Net Periodic Pension Cost (Credit).................  $       (14.0)      $       (7.1)      $       19.7
                                                          =============       ============       ============

     The projected benefit obligations under the qualified and non-qualified pension plans were comprised of:

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Benefit obligations, beginning of year.................................  $    1,933.4       $    1,801.3
     Service cost...........................................................          36.7               33.2
     Interest cost..........................................................         131.6              129.2
     Actuarial (gains) losses...............................................         (53.3)             108.4
     Benefits paid..........................................................        (123.1)            (138.7)
                                                                              ------------       ------------
     Subtotal before transfer...............................................       1,925.3            1,933.4
     Transfer of Non-qualified Pension Benefit Obligation
       to the Holding Company...............................................        (262.5)               -
                                                                              ------------       ------------
     Benefit Obligation, End of Year........................................  $    1,662.8       $    1,933.4
                                                                              ============       ============

     The funded status of the qualified and non-qualified pension plans was as follows:

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Plan assets at fair value, beginning of year...........................  $    2,083.1       $    1,867.4
     Actual return on plan assets...........................................         369.0              338.9
     Contributions..........................................................            .1                -
     Benefits paid and fees.................................................        (108.5)            (123.2)
                                                                              ------------       ------------
     Plan assets at fair value, end of year.................................       2,343.7            2,083.1
     Projected benefit obligations..........................................       1,925.3            1,933.4
                                                                              ------------       ------------
     Excess of plan assets over projected benefit obligations...............         418.4              149.7
     Unrecognized prior service cost........................................          (5.2)              (7.5)
     Unrecognized net (gain) loss from past experience different
       from that assumed....................................................        (197.3)              38.7
     Unrecognized net asset at transition...................................           (.1)               1.5
                                                                              ------------       ------------
     Subtotal before transfer...............................................         215.8              182.4
     Transfer of Accrued Non-qualified Pension Benefit Obligation
       to the Holding Company...............................................         183.0                -
                                                                              ------------       ------------
     Prepaid Pension Cost, Net..............................................  $      398.8       $      182.4
                                                                              ============       ============

     The prepaid pension cost for pension plans with assets in excess of projected benefit obligations was $412.2 million and $363.9 million and the accrued liability for pension plans with projected benefit obligations in excess of plan assets was $13.5 million and $181.5 million at December 31, 1999 and 1998, respectively.

     The pension plan assets include corporate and government debt securities, equity securities, equity real estate and shares of group trusts managed by Alliance. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 8.0% and 6.38%, respectively, at December 31, 1999 and 7.0% and 3.83%, respectively, at December 31, 1998. As of January 1, 1999 and 1998, the expected long-term rate of return on assets for the retirement plan was 10.0% and 10.25%, respectively.

     The Company recorded, as a reduction of shareholder's equity, an additional minimum pension liability of $.1 million, $28.3 million and $17.3 million, net of Federal income taxes, at December 31, 1999, 1998 and 1997, respectively, primarily representing the excess of the accumulated benefit obligation of the non-qualified pension plan over the accrued liability. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $325.7 million and $36.3 million, respectively, at December 31, 1999 and $309.7 million and $34.5 million, respectively, at December 31, 1998.

     Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $30.2 million, $31.8 million and $33.2 million for 1999, 1998 and 1997, respectively.

     The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company (i) on or after attaining age 55 who have at least 10 years of service or (ii) on or after attaining age 65 or (iii) whose jobs have been abolished and who have attained age 50 with 20 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No. 106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for 1999, 1998 and 1997, the Company made estimated postretirement benefits payments of $29.5 million, $28.4 million and $18.7 million, respectively.

     The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:

                                                               1999               1998                1997
                                                         -----------------   ----------------   -----------------
                                                                              (IN MILLIONS)

     Service cost.......................................  $         4.7       $        4.6       $        4.5
     Interest cost on accumulated postretirement
       benefits obligation..............................           34.4               33.6               34.7
     Unrecognized prior service costs...................           (7.0)               -                  -
     Net amortization and deferrals.....................            8.4                 .5                1.9
                                                         -----------------   ----------------   -----------------
     Net Periodic Postretirement Benefits Costs.........  $        40.5       $       38.7       $       41.1
                                                         =================   ================   =================

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Accumulated postretirement benefits obligation, beginning
       of year..............................................................  $      490.4       $      490.8
     Service cost...........................................................           4.7                4.6
     Interest cost..........................................................          34.4               33.6
     Contributions and benefits paid........................................         (29.5)             (28.4)
     Actuarial gains........................................................         (29.0)             (10.2)
                                                                              ------------       ------------
     Accumulated postretirement benefits obligation, end of year............         471.0              490.4
     Unrecognized prior service cost........................................          26.9               31.8
     Unrecognized net loss from past experience different
       from that assumed and from changes in assumptions....................         (86.0)            (121.2)
                                                                              ------------       ------------
     Subtotal before transfer...............................................         411.9              401.0
     Transfer to the Holding Company........................................        (394.1)               -
                                                                              ------------       ------------
     Accrued Postretirement Benefits Cost...................................  $       17.8       $      401.0
                                                                              ============       ============

     Since January 1, 1994, costs to the Company for providing these medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 7.5% in 1999, gradually declining to 4.75% in the year 2010, and in 1998 was 8.0%, gradually declining to 2.5% in the year 2009. The discount rate used in determining the accumulated postretirement benefits obligation was 8.0% and 7.0% at December 31, 1999 and 1998, respectively.

     If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1999 would be increased 3.55%. The effect of this change on the sum of the service cost and interest cost would be an increase of 3.91%. If the health care cost trend rate assumptions were decreased by 1% the accumulated postretirement benefits obligation as of December 31, 1999 would be decreased by 4.38%. The effect of this change on the sum of the service cost and interest cost would be a decrease of 4.96%.

13)  DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     Derivatives
     -----------

     The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1999 and 1998, respectively, was $797.3 million and $880.9 million. The average unexpired terms at December 31, 1999 ranged from two months to 5.0 years. At December 31, 1999, the cost of terminating swaps in a loss position was $1.8 million. Equitable Life maintains an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1999 of contracts purchased and sold were $7,575.0 million and $875.0 million, respectively. The net premium paid by Equitable Life on these contracts was $51.6 million and is being amortized ratably over the contract periods ranging from 1 to 4 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

     DLJ enters into certain contractual agreements referred to as derivatives or off-balance-sheet financial instruments primarily for trading purposes and to provide products for its clients. DLJ performs the following activities: writing over-the-counter ("OTC") options to accommodate customer needs; trading in forward contracts in U.S. government and agency issued or guaranteed securities; trading in futures contracts on equity based indices, interest rate instruments, and currencies; and issuing structured products based on emerging market financial instruments and indices. DLJ also enters into swap agreements, primarily equity, interest rate and foreign currency swaps. DLJ is not significantly involved in commodity derivative instruments.

     Fair Value of Financial Instruments
     -----------------------------------

     The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

     Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1999 and 1998.

     Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

     Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

     The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

     The estimated fair values for variable deferred annuities and single premium deferred annuities ("SPDA"), which are included in policyholders' account balances, are estimated by discounting the account value back from the time of the next crediting rate review to the present, at a rate equal to the excess of current estimated market rates offered on new policies over the current crediting rates.

     Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

     The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 7 and 8:

                                                                        DECEMBER 31,
                                             --------------------------------------------------------------------
                                                           1999                               1998
                                             ---------------------------------  ---------------------------------
                                                CARRYING         ESTIMATED         Carrying         Estimated
                                                 VALUE          FAIR VALUE          Value           Fair Value
                                             ---------------  ----------------  ---------------   ---------------
                                                                        (IN MILLIONS)
     Consolidated Financial Instruments:
     -----------------------------------
     Mortgage loans on real estate..........  $    3,270.0     $     3,239.3     $     2,809.9     $    2,961.8
     Other limited partnership interests....         647.9             647.9             562.6            562.6
     Policy loans...........................       2,257.3           2,359.5           2,086.7          2,370.7
     Policyholders' account balances -
       investment contracts.................      12,740.4          12,800.5          12,892.0         13,396.0
     Long-term debt.........................         850.9             834.9           1,002.4          1,025.2

     Closed Block Financial Instruments:
     -----------------------------------
     Mortgage loans on real estate..........  $    1,704.2     $     1,650.3     $     1,633.4     $    1,703.5
     Other equity investments...............          36.3              36.3              56.4             56.4
     Policy loans...........................       1,593.9           1,712.0           1,641.2          1,929.7
     SCNILC liability.......................          22.8              22.5              25.0             25.0

     Discontinued Operations Financial
     ---------------------------------
     Instruments:
     ------------
     Mortgage loans on real estate..........  $      454.6     $       467.0     $       553.9     $      599.9
     Fixed maturities.......................          85.5              85.5              24.9             24.9
     Other equity investments...............          55.8              55.8             115.1            115.1
     Guaranteed interest contracts..........          33.2              27.5              37.0             34.0
     Long-term debt.........................         101.9             101.9             147.1            139.8

14)  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make capital contributions of up to $59.4 million to affiliated real estate joint ventures; and to provide equity financing to certain limited partnerships of $373.8 million at December 31, 1999, under existing loan or loan commitment agreements.

     Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

     The Insurance Group had $24.9 million of letters of credit outstanding at December 31, 1999.

15)  LITIGATION

     The Company
     -----------

     Life Insurance and Annuity Sales Cases

     A number of lawsuits are pending as individual claims and purported class actions against Equitable Life, its subsidiary insurance company and a former insurance subsidiary. These actions involve, among other things, sales of life and annuity products for varying periods from 1980 to the present, and allege, among other things, sales practice misrepresentation primarily involving: the number of premium payments required; the propriety of a product as an investment vehicle; the propriety of a product as a replacement of an existing policy; and failure to disclose a product as life insurance. Some actions are in state courts and others are in U.S. District Courts in different jurisdictions, and are in varying stages of discovery and motions for class certification.

     In general, the plaintiffs request an unspecified amount of damages, punitive damages, enjoinment from the described practices, prohibition against cancellation of policies for non-payment of premium or other remedies, as well as attorneys' fees and expenses. Similar actions have been filed against other life and health insurers and have resulted in the award of substantial judgments, including material amounts of punitive damages, or in substantial settlements. Although the outcome of litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of these cases should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

     Discrimination Case

     Equitable Life is a defendant in an action, certified as a class action in September 1997, in the United States District Court for the Northern District of Alabama, Southern Division, involving alleged discrimination on the basis of race against African-American applicants and potential applicants in hiring individuals as sales agents. Plaintiffs seek a declaratory judgment and affirmative and negative injunctive relief, including the payment of back-pay, pension and other compensation. Although the outcome of litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not such matter will have a material adverse effect on the Company's results of operations in any particular period.

     Agent Health Benefits Case

     Equitable Life is a defendant in an action, certified as a class action in March 1999, in the United States District Court for the Northern District of California, alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. The class consists of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of unilateral contract, breach of fiduciary duty and promissory estoppel. The parties are currently engaged in discovery. Although the outcome of any litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not such matter will have a material adverse effect on the Company's results of operations in any particular period.

     Prime Property Fund Case

     In January 2000, the California Supreme Court denied the Company's petition for review of an October 1999 decision by the California Superior Court of Appeal. Such decision reversed the dismissal by the Supreme Court of Orange County, California of an action which was commenced in 1995 by a real estate developer in connection with a limited partnership formed in 1991 with the Company on behalf of Prime Property Fund ("PPF"). The Company serves as investment manager for PPF, an open-end, commingled real estate separate account of the Company for pension clients. Plaintiff alleges breach of fiduciary duty and other claims principally in connection with PPF's 1995 purchase and subsequent foreclosure of the loan which financed the partnership's property. Plaintiff seeks compensatory and punitive damages. The case has been remanded to the Superior Court for further proceedings. Although the outcome of litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not this matter will have a material adverse effect on the Company's results of operations in any particular period.


     Alliance Capital
     ----------------

     In July 1995, a class action complaint was filed against Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance Holding and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The original complaint was dismissed in 1996; on appeal, the dismissal was affirmed. In October 1996, plaintiffs filed a motion for leave to file an amended complaint, alleging the Fund failed to hedge against currency risk despite representations that it would do so, the Fund did not properly disclose that it planned to invest in mortgage-backed derivative securities and two Fund advertisements misrepresented the risks of investing in the Fund. In October 1998, the U.S. Court of Appeals for the Second Circuit issued an order granting plaintiffs' motion to file an amended complaint alleging that the Fund misrepresented its ability to hedge against currency risk and denying plaintiffs' motion to file an amended complaint containing the other allegations. In December 1999, the United States District Court for the Southern District of New York granted the defendants' motion for summary judgment on all claims against all defendants. Later in December 1999, the plaintiffs filed motions for reconsideration of the Court's ruling. These motions are currently pending with the Court.

     In connection with the Reorganization; Alliance assumed any liabilities which Alliance Holding may have with respect to this action. Alliance and Alliance Holding believe that the allegations in the amended complaint are without merit and intend to vigorously defend against these claims. While the ultimate outcome of this matter cannot be determined at this time, management of Alliance Holding and Alliance do not expect that it will have a material adverse effect on Alliance Holding's or Alliance's results of operations or financial condition.

     DLJSC
     -----

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") is a defendant along with certain other parties in a class action complaint involving the underwriting of units, consisting of notes and warrants to purchase common shares, of Rickel Home Centers, Inc. ("Rickel"), which filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code. The complaint seeks unspecified compensatory and punitive damages from DLJSC, as an underwriter and as an owner of 7.3% of the common stock, for alleged violation of Federal securities laws and common law fraud for alleged misstatements and omissions contained in the prospectus and registration statement used in the offering of the units. In April 1999, the complaint against DLJSC and the other defendants was dismissed. The plaintiffs have appealed. DLJSC intends to defend itself vigorously against all the allegations contained in the complaint.

     DLJSC is a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC"). The debentures were canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The litigation seeks compensatory and punitive damages for DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 proceedings. In March 1999, the Court granted motions for summary judgment filed by DLJSC and the other defendants. The plaintiffs have appealed. DLJSC intends to defend itself vigorously against all the allegations contained in the complaint.

     In November 1998, three purported class actions were filed in the U.S. District Court for the Southern District of New York against more than 25 underwriters of initial public offering securities, including DLJSC. The complaints allege that defendants conspired to fix the "fee" paid for underwriting initial public offering securities by setting the underwriters' discount or "spread" at 7%, in violation of the Federal antitrust laws. The complaints seek treble damages in an unspecified amount and injunctive relief as well as attorneys' fees and costs. In March 1999, the plaintiffs filed a consolidated amended complaint. A motion by all defendants to dismiss the complaints on several grounds is pending. Separately, the U.S. Department of Justice has issued a Civil Investigative Demand to several investment banking firms, including DLJSC, seeking documents and information relating to "alleged" price-fixing with respect to underwriting spreads in initial public offerings. The Justice Department has not made any charges against DLJSC or the other investment banking firms. DLJSC is cooperating with the Justice Department in providing the requested information and believes that no violation of law by DLJSC has occurred.

     Although there can be no assurance, DLJ's management does not believe that the ultimate resolution of the litigations described above to which DLJSC is a party will have a material adverse effect on DLJ's consolidated financial condition. Based upon the information currently available to it, DLJ's management cannot predict whether or not such litigations will have a material adverse effect on DLJ's results of operations in any particular period.

     Other Matters

     In addition to the matters described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

16)  LEASES

     The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 2000 and the four successive years are $111.2 million, $93.3 million, $78.3 million, $71.9 million, $66.5 million and $523.7 million thereafter. Minimum future sublease rental income on these noncancelable leases for 2000 and the four successive years is $5.2 million, $4.1 million, $2.8 million, $2.8 million, $2.8 million and $23.8 million thereafter.

     At December 31, 1999, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2000 and the four successive years is $120.7 million, $113.5 million, $96.0 million, $79.7 million, $74.1 million and $354.6 million thereafter.

17)  OTHER OPERATING COSTS AND EXPENSES

     Other operating costs and expenses consisted of the following:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Compensation costs.................................  $     1,010.6       $      772.0       $      721.5
     Commissions........................................          549.5              478.1              409.6
     Short-term debt interest expense...................           16.7               26.1               31.7
     Long-term debt interest expense....................           76.3               84.6              121.2
     Amortization of policy acquisition costs...........          314.5              292.7              287.3
     Capitalization of policy acquisition costs.........         (709.9)            (609.1)            (508.0)
     Writedown of policy acquisition costs..............          131.7                -                  -
     Rent expense, net of sublease income...............          113.9              100.0              101.8
     Cursitor intangible assets writedown...............            -                  -                120.9
     Other..............................................        1,294.0            1,056.8              917.9
                                                          -------------       ------------       ------------
     Total..............................................  $     2,797.3       $    2,201.2       $    2,203.9
                                                         =================   ================   =================

     During 1997, the Company restructured certain operations in connection with cost reduction programs and recorded a pre-tax provision of $42.4 million. The amount paid during 1999 associated with cost reduction programs totaled $15.6 million. At December 31, 1999, the remaining liabilities associated with cost reduction programs was $8.8 million. The 1997 cost reduction program included costs related to employee termination and exit costs.

18)  INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

     Equitable Life is restricted as to the amounts it may pay as shareholder dividends. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. For 1999, 1998 and 1997, statutory net income (loss) totaled $547.0 million, $384.4 million and ($351.7) million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $5,570.6 million and $4,728.0 million at December 31, 1999 and 1998, respectively. In September 1999, $150.0 million in dividends were paid to the Holding Company by Equitable Life, the first such payment since Equitable Life's demutualization in 1992.

     At December 31, 1999, the Insurance Group, in accordance with various government and state regulations, had $26.8 million of securities deposited with such government or state agencies.

     The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) external and certain internal costs incurred to obtain or develop internal use computer software during the application development stage is capitalized under GAAP but expensed under SAP; (e) Federal income taxes are generally accrued under SAP based upon revenues and expenses in the Federal income tax return while under GAAP deferred taxes provide for timing differences between recognition of revenues and expenses for financial reporting and income tax purposes; (f) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; and (g) differences in the accrual methodologies for post-employment and retirement benefit plans.

19)  BUSINESS SEGMENT INFORMATION

     The Company's operations consist of Insurance and Investment Services. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment. Management evaluates the performance of each segment based upon operating results adjusted to exclude the effect of unusual or non-recurring events and transactions and certain revenue and expense categories not related to the base operations of the particular business net of minority interest. Information for all periods is presented on a comparable basis.

     Intersegment investment advisory and other fees of approximately $75.6 million, $61.8 million and $84.1 million for 1999, 1998 and 1997, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to discontinued operations of $.5 million, $.5 million and $4.2 million for 1999, 1998 and 1997, respectively, are eliminated in consolidation.

     The following tables reconcile each segment's revenues and operating earnings to total revenues and earnings from continuing operations before Federal income taxes and cumulative effect of accounting change as reported on the consolidated statements of earnings and the segments' assets to total assets on the consolidated balance sheets, respectively.

                                                               INVESTMENT
                                             INSURANCE          SERVICES         ELIMINATION           TOTAL
                                            -------------     ------------       ------------      ------------
                                                                       (IN MILLIONS)
     1999
     ----
     Segment revenues.....................  $     4,283.0     $    2,052.7       $      (23.8)     $    6,311.9
     Investment (losses) gains............         (199.4)           111.5                -               (87.9)
                                            -------------     ------------       ------------      ------------
     Total Revenues.......................  $     4,083.6     $    2,164.2       $      (23.8)     $    6,224.0
                                            =============     ============       ============      ============

     Pre-tax operating earnings...........  $       895.7     $      427.0       $        -        $    1,322.7
     Investment (losses) gains , net of
       DAC and other charges..............         (208.4)           110.5                -               (97.9)
     Non-recurring DAC adjustments........         (131.7)             -                  -              (131.7)
     Pre-tax minority interest............            -              216.8                -               216.8
                                            -------------     ------------       ------------      ------------
     Earnings from Continuing
       Operations.........................  $       555.6     $      754.3       $        -        $    1,309.9
                                            =============     ============       ============      ============

     Total Assets.........................  $    86,842.7     $   12,961.7       $       (8.9)     $   99,795.5
                                            =============     ============       ============      ============


     1998
     ----
     Segment revenues.....................  $     4,029.8     $    1,438.4       $       (5.7)     $    5,462.5
     Investment gains.....................           64.8             35.4                -               100.2
                                            -------------     ------------       ------------      ------------
     Total Revenues.......................  $     4,094.6     $    1,473.8       $       (5.7)     $    5,562.7
                                            =============     ============       ============      ============

     Pre-tax operating earnings...........  $       688.6     $      284.3       $        -        $      972.9
     Investment gains, net of
       DAC and other charges..............           41.7             27.7                -                69.4
     Pre-tax minority interest............            -              141.5                -               141.5
                                            -------------     ------------       ------------      ------------
     Earnings from Continuing
       Operations.........................          730.3            453.5                -             1,183.8
                                            =============     ============       ============      ============

     Total Assets.........................  $    75,626.0     $   12,379.2       $      (64.4)     $   87,940.8
                                            =============     ============       ============      ============

                                                                   INVESTMENT
                                                INSURANCE           SERVICES        ELIMINATION           TOTAL
                                               -------------     ------------       ------------      ------------

        1997
        ----
        Segment revenues.....................  $     3,990.8     $    1,200.0       $       (7.7)     $    5,183.1
        Investment (losses) gains............         (318.8)           255.1                -               (63.7)
                                               -------------     ------------       ------------      ------------
        Total Revenues.......................  $     3,672.0     $    1,455.1       $       (7.7)     $    5,119.4
                                               =============     ============       ============      ============

        Pre-tax operating earnings...........  $       507.0     $      258.3       $        -        $      765.3
        Investment (losses) gains, net of
          DAC and other charges..............         (292.5)           252.7                -               (39.8)
        Non-recurring costs and expenses.....          (41.7)          (121.6)               -              (163.3)
        Pre-tax minority interest............            -              108.5                -               108.5
                                               -------------     ------------       ------------      ------------
        Earnings from Continuing
          Operations.........................  $       172.8     $      497.9       $        -        $      670.7
                                               =============     ============       ============      ============

        Total Assets.........................  $    67,762.4     $   13,691.4       $      (96.1)     $   81,357.7
                                               =============     ============       ============      ============


20)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The quarterly results of operations for 1999 and 1998 are summarized below:

                                                                 THREE MONTHS ENDED
                                     ------------------------------------------------------------------------
                                        MARCH 31           JUNE 30          SEPTEMBER 30         DECEMBER 31
                                     -------------      -------------       ------------         ------------
                                                                    (IN MILLIONS)
     1999
     ----
     Total Revenues................  $     1,484.3      $     1,620.3       $    1,512.1         $    1,607.3
                                     =============      =============       ============         ============

     Earnings from Continuing
       Operations..................  $       187.3      $       222.6       $      186.5         $      182.1
                                     =============      =============       ============         ============

     Net Earnings..................  $       182.0      $       221.3       $      183.1         $      220.2
                                     =============      =============       ============         ============

     1998
     ----
     Total Revenues................  $     1,470.2      $     1,422.9       $    1,297.6         $    1,372.0
                                     =============      =============       ============         ============

     Earnings from Continuing
       Operations..................  $       212.8      $       197.0       $      136.8         $      158.9
                                     =============      =============       ============         ============

     Net Earnings..................  $       213.3      $       198.3       $      137.5         $      159.1
                                     =============      =============       ============         ============

21)  INVESTMENT IN DLJ

     At December 31, 1999, the Company's ownership of DLJ interest was approximately 31.71%. The Company's ownership interest in DLJ will continue to be reduced upon the exercise of options granted to certain DLJ employees and the vesting of forfeitable restricted stock units acquired by DLJ employees. DLJ restricted stock units represent forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

     The results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

     Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)
     Assets:
     Trading account securities, at market value............................  $   27,982.4       $   13,195.1
     Securities purchased under resale agreements...........................      29,538.1           20,063.3
     Broker-dealer related receivables......................................      44,998.1           34,264.5
     Other assets...........................................................       6,493.5            4,759.3
                                                                              ------------       ------------
     Total Assets...........................................................  $  109,012.1       $   72,282.2
                                                                              ============       ============

     Liabilities:
     Securities sold under repurchase agreements............................  $   56,474.4       $   35,775.6
     Broker-dealer related payables.........................................      37,207.4           26,161.5
     Short-term and long-term debt..........................................       6,518.6            3,997.6
     Other liabilities......................................................       4,704.5            3,219.8
                                                                              ------------       ------------
     Total liabilities......................................................     104,904.9           69,154.5
     DLJ's company-obligated mandatorily redeemed preferred
       securities of subsidiary trust holding solely debentures of DLJ......         200.0              200.0
     Total shareholders' equity.............................................       3,907.2            2,927.7
                                                                              ------------       ------------
     Total Liabilities, Cumulative Exchangeable Preferred Stock and
       Shareholders' Equity.................................................  $  109,012.1       $   72,282.2
                                                                              ============       ============

     DLJ's equity as reported...............................................  $    3,907.2       $    2,927.7
     Unamortized cost in excess of net assets acquired in 1985
       and other adjustments................................................          22.9               23.7
     The Holding Company's equity ownership in DLJ..........................      (1,341.4)          (1,002.4)
     Minority interest in DLJ...............................................      (1,479.3)          (1,118.2)
                                                                              ------------       ------------
     The Company's Carrying Value of DLJ....................................  $    1,109.4       $      830.8
                                                                              ============       ============

     Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                1999               1998               1997
                                                            ------------       ------------      -------------
                                                                               (IN MILLIONS)

     Commission, fees and other income..................... $    4,145.1       $    3,150.5      $     2,430.7
     Net investment income.................................      2,175.3            2,189.1            1,652.1
     Principal Transactions, net...........................        825.9               67.4              557.7
                                                            ------------       ------------      -------------
     Total revenues........................................      7,146.3            5,407.0            4,640.5
     Total expenses including income taxes.................      6,545.6            5,036.2            4,232.2
                                                            ------------       ------------      -------------
     Net earnings..........................................        600.7              370.8              408.3
     Dividends on preferred stock..........................         21.2               21.3               12.2
                                                            ------------       ------------      -------------
     Earnings Applicable to Common Shares.................. $      579.5       $      349.5      $       396.1
                                                            ============       ============      =============

     DLJ's earnings applicable to common shares as
       reported............................................ $      579.5       $      349.5      $       396.1
     Amortization of cost in excess of net assets
       acquired in 1985....................................          (.9)               (.8)              (1.3)
     The Holding Company's equity in DLJ's earnings........       (222.7)            (136.8)            (156.8)
     Minority interest in DLJ..............................       (172.9)             (99.5)            (109.1)
                                                            ------------       ------------      -------------
     The Company's Equity in DLJ's Earnings................ $      183.0       $      112.4      $       128.9
                                                            ============       ============      =============

22)  ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Holding Company sponsors a stock incentive plan for employees of Equitable Life. DLJ and Alliance each sponsor their own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Had compensation expense for the Holding Company, DLJ and Alliance Stock Option Incentive Plan options been determined based on SFAS No. 123's fair value based method, the Company's pro forma net earnings for 1999, 1998 and 1997 would have been $757.1 million, $678.4 million and $426.3 million, respectively.

     The fair values of options granted after December 31, 1994, used as a basis for the pro forma disclosures above, were estimated as of the grant dates using the Black-Scholes option pricing model. The option pricing assumptions for 1999, 1998 and 1997 follow:

                                 HOLDING COMPANY                      DLJ                            ALLIANCE
                          ------------------------------ ------------------------------- ----------------------------------
                            1999      1998       1997      1999       1998      1997       1999       1998         1997
                          --------- ---------- --------- ---------- --------- ---------- --------- ------------ -----------
     Dividend yield......  0.31%      0.32%     0.48%      0.56%      0.69%     0.86%     8.70%       6.50%       8.00%

     Expected volatility.   28%        28%       20%        36%        40%       33%       29%         29%         26%

     Risk-free interest
       rate..............  5.46%      5.48%     5.99%      5.06%      5.53%     5.96%     5.70%       4.40%       5.70%

     Expected life
       in years..........    5          5         5          5          5         5         7          7.2         7.2

     Weighted average
       fair value per
       option at
       grant-date........  $10.78    $11.32     $6.13     $17.19     $16.27    $10.81     $3.88       $3.86       $2.18

     A summary of the Holding Company, DLJ and Alliance's option plans follows:

                                     HOLDING COMPANY                     DLJ                         ALLIANCE
                               ----------------------------- ----------------------------- -----------------------------
                                                 Weighted                      Weighted                     Weighted
                                                 Average                       Average                       Average
                                                 Exercise                      Exercise                     Exercise
                                                 Price of                      Price of                     Price of
                                   Shares        Options         Shares        Options         Units         Options
                               (In Millions)   Outstanding   (In Millions)   Outstanding   (In Millions)   Outstanding
                               --------------- ------------- --------------- ------------- -----------------------------
     Balance as of
       January 1, 1997........      13.4           $10.40         22.2         $14.03           10.0          $ 9.54
       Granted................       6.4           $20.93          6.4         $30.54            2.2          $18.28
       Exercised..............      (3.2)          $10.13          (.2)        $16.01           (1.2)         $ 8.06
       Forfeited..............       (.8)          $11.72          (.2)        $13.79            (.4)         $10.64
                               ---------------               -------------                 ---------------

     Balance as of
       December 31, 1997......      15.8           $14.53         28.2         $17.78           10.6          $11.41
       Granted................       8.6           $33.13          1.5         $38.59            2.8          $26.28
       Exercised..............      (2.2)          $10.59         (1.4)        $14.91            (.9)         $ 8.91
       Forfeited..............       (.8)          $23.51          (.1)        $17.31            (.2)         $13.14
                               ---------------               -------------                 ---------------

     Balance as of
       December 31, 1998......      21.4           $22.00         28.2         $19.04           12.3          $14.92
       Granted................       4.3           $31.70          4.8         $45.23            2.0          $30.18
       Exercised..............      (2.4)          $13.26         (2.2)        $34.61           (1.5)         $ 9.51
       Forfeited..............       (.6)          $24.29          (.1)        $15.85            (.3)         $17.79
                               ---------------               -------------                 ---------------

     Balance as of
       December 31, 1999......      22.7           $24.60         30.7         $23.30           12.5          $17.95
                               ===============               =============                 ===============

     Information about options outstanding and exercisable at December 31, 1999 follows:

                                    Options Outstanding                            Options Exercisable
                     ---------------------------------------------------   -------------------------------------
                            Weighted
                                            Average         Weighted                               Weighted
      Range of             Number          Remaining        Average             Number              Average
      Exercise          Outstanding       Contractual       Exercise          Exercisable          Exercise
       Prices          (In Millions)     Life (Years)        Price           (In Millions)           Price
-------------------- ------------------ ---------------- ---------------   ------------------   ----------------

       Holding
       Company
--------------------
$ 9.06   -$13.88             5.6               4.2            $10.50             10.9                $18.98
$14.25   -$22.63             5.2               7.7            $20.95              -                    -
$25.32   -$34.59             8.2               8.7            $29.08              -                    -
$40.97   -$41.28             3.7               8.6            $41.28              -                    -
                      -----------------                                    ------------------
$ 9.06   -$41.28            22.7               7.3            $24.60             10.9                $18.98
                      ================= ================ ===============   ==================   ================

         DLJ
--------------------
$13.50    -$25.99           20.2               8.4            $14.61             20.6                $16.62
$26.00    -$38.99            4.9               7.8            $33.99              -                    -
$39.00    -$52.875           4.8               9.0            $43.28              -                    -
$53.00    -$76.875            .8               9.7            $57.09              -                    -
                      -----------------                                    ------------------
$13.50    -$76.875          30.7               8.4            $23.30             20.6                $16.62
                      ================= ================ ===============   ==================   ================

      Alliance
--------------------
$ 3.66    -$ 9.81            2.6               3.8            $ 8.31              2.2                $ 8.12
$ 9.88    -$12.56            3.3               5.6            $11.16              2.6                $10.92
$13.75    -$18.47            1.8               7.9            $18.34               .7                $18.34
$18.78    -$26.31            2.8               8.9            $26.16               .6                $26.06
$27.31    -$30.94            2.0               9.9            $30.24              -                    -
                      -----------------                                    ------------------
$ 3.66    -$30.94           12.5               7.0            $17.95              6.1                $12.12
                      ================= ================ ===============   ==================   ================


          Supplement dated May 1, 2000 to Prospectus dated May 1, 2000
    ------------------------------------------------------------------------

                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.

                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 2000 for the
                    appropriate Members Retirement Program.


------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5 3/4%.

                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963
                     October 1999                   $9.8568

                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.

         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 2000 prospectus and the Statement of Additional Information.

                               INVESTMENT MANAGER

The Manager

         We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 2000 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. Equitable Life, our sole stockholder AXA Financial, Inc., and their subsidiaries managed assets of approximately $462.7 billion as of December 31, 1999, including third party assets of $340.6 billion.

Investment Management

         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 2000 Members Retirement Program prospectus.

Fund Transactions

         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 1999, 1998 and 1997, the Fund paid $5,877,438, $4,288,187 and $3,698,148, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 2000 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.


Separate Account No. 4 (Pooled):                                   Page

Report of Independent Accountants - PricewaterhouseCoopers LLP        7

        Statement of Assets and Liabilities,
             December 31, 1999                                        8

        Statement of Operations and Changes in Net Assets
             for the Years Ended December 31, 1999 and 1998           9

        Portfolio of Investments
             December 31, 1999                                       10

        Notes to Financial Statements                                15

--------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States



In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1999, the results of its operations for the year then ended and changes in its net assets for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
February 1, 2000

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
December 31, 1999

------------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at market value (cost: $1,333,345,581) .................................    $1,777,794,011
 Long-term debt securities -- at market value (amortized cost: $7,810,985) ...............        11,874,375
 Participation in Separate Account No. 2A -- at amortized cost, which approximates market value, equivalent to
  120,801 units at $300.60 ...............................................................        36,312,393
Receivable for investment securities sold ................................................         6,662,243
Dividends and interest receivable ........................................................         1,361,064
------------------------------------------------------------------------------------------------------------
  Total assets ...........................................................................     1,834,004,086
------------------------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................................        39,371,465
Payable for investment securities purchased ..............................................         1,639,781
Custodian fee payable ....................................................................           367,334
Investment management fees payable .......................................................             3,770
Accrued expense ..........................................................................           482,251
------------------------------------------------------------------------------------------------------------
  Total liabilities ......................................................................        41,864,601
------------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $1,792,139,485
============================================================================================================
Amount retained by Equitable Life in Separate Account No. 4 ..............................    $    2,714,541
Net assets attributable to contract owners ...............................................     1,735,846,337
Net assets attributable to annuity benefits ..............................................        53,578,607
------------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $1,792,139,485
============================================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITD STATES



Statement of Operations
YEAR ENDED DECEMBER 31, 1999

----------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends .............................................................    $   9,728,926
Interest ..............................................................          421,216
----------------------------------------------------------------------------------------
Total investment income ...............................................       10,150,142
----------------------------------------------------------------------------------------
EXPENSES (NOTE 4):
Asset and investment management fees ..................................       (7,361,227)
Administrative fees ...................................................       (6,442,906)
Operating expenses ....................................................         (569,529)
----------------------------------------------------------------------------------------
Total expenses ........................................................      (14,373,662)
----------------------------------------------------------------------------------------
Net investment loss ...................................................       (4,223,520)
----------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions .........      294,811,943
Change in unrealized appreciation/depreciation of investments .........      264,368,034
----------------------------------------------------------------------------------------
Net Realized and Unrealized Gain on Investments .......................      559,179,977
----------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................    $ 554,956,457
========================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets

-----------------------------------------------------------------------------------------------------------------------
                                                                                         YEAR ENDED DECEMBER 31,
                                                                                         1999                 1998
-----------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..........................................................    $     (4,223,520)      $   (5,333,397)
Net realized gain on investments and foreign currency transactions ...........         294,811,943          424,897,105
Change in unrealized appreciation/depreciation of investments ................         264,368,034         (505,981,445)
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............         554,956,457          (86,417,737)
-----------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................         369,385,670          451,738,195
Withdrawals ..................................................................      (1,245,308,651)        (897,373,357)
-----------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .....        (875,922,981)        (445,635,162)
-----------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to Equitable Life's transactions .....              58,823               23,520
-----------------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS .......................................................        (320,907,701)        (532,029,379)
NET ASSETS -- BEGINNING OF YEAR ..............................................       2,113,047,186        2,645,076,565
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................    $  1,792,139,485       $2,113,047,186
=======================================================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999


------------------------------------------------------------------------------
                                                    NUMBER OF        MARKET
                                                      SHARES          VALUE
------------------------------------------------------------------------------
COMMON STOCKS:
BASIC MATERIALS
CHEMICALS-SPECIALTY (0.4%)
Lyondell Chemical Company ......................      600,000     $  7,650,000
                                                                  ------------
TOTAL BASIC MATERIALS (0.4%) ...................                     7,650,000
                                                                  ------------
CONSUMER CYCLICALS
AIRLINES (11.5%)
Alaska Air Group, Inc.* ........................      540,000       18,967,500
America West Holdings Corp. (Class B)* .........       90,000        1,867,500
Continental Airlines, Inc. (Class B)* ..........    2,935,000      130,240,624
Northwest Airlines Corp. (Class A)* ............    2,475,000       55,068,750
                                                                  ------------
                                                                   206,144,374
                                                                  ------------
APPAREL, TEXTILE (1.9%)
Mohawk Industries, Inc.* .......................      577,600       15,234,200
Unifi, Inc.* ...................................    1,575,000       19,392,188
                                                                  ------------
                                                                    34,626,388
                                                                  ------------
AUTO RELATED (1.7%)
Budget Group, Inc.* ............................    1,225,000       11,101,563
Dollar Thrifty Automotive Group, Inc.* .........      780,000       18,671,250
Monaco Coach Corp.* ............................       10,200          260,738
                                                                  ------------
                                                                    30,033,551
                                                                  ------------
FOOD SERVICES, LODGING (1.1%)
Extended Stay America, Inc.* ...................    2,665,000       20,320,625
                                                                  ------------
HOUSEHOLD FURNITURE, APPLIANCES (0.8%)
Industrie Natuzzi Spa (ADR) ....................    1,053,900       13,964,175
                                                                  ------------
LEISURE RELATED (10.1%)
Carnival Corp. .................................    1,124,200       53,750,813
Cendant Corporation* ...........................      660,000       17,531,250
Metro-Goldwyn-Mayer, Inc.* .....................      200,000        4,712,500
Park Place Entertainment Corp.* ................      600,000        7,500,000
Royal Caribbean Cruises Ltd.* ..................    1,950,000       96,159,374
                                                                  ------------
                                                                   179,653,937
                                                                  ------------

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999 (Continued)


-------------------------------------------------------------------------------------
                                                           NUMBER OF        MARKET
                                                             SHARES          VALUE
-------------------------------------------------------------------------------------
RETAIL -- GENERAL (1.2%)
Bed Bath & Beyond, Inc.* ..............................      240,000     $  8,340,000
TJX Cos., Inc. ........................................      320,000        6,540,000
Venator Group, Inc.* ..................................      975,000        6,825,000
                                                                         ------------
                                                                           21,705,000
                                                                         ------------
TOTAL CONSUMER CYCLICALS (28.3%) ......................                   506,448,050
                                                                         ------------
CONSUMER NONCYCLICALS
BEVERAGES (0.2%)
Pepsi Bottling Group, Inc. ............................      200,000        3,312,500
                                                                         ------------
HOSPITAL SUPPLIES & SERVICES (5.0%)
Health Management Associates, Inc. (Class A)* .........    3,119,200       41,719,300
HEALTHSOUTH Corp.* ....................................    3,250,000       17,468,750
McKesson HBOC, Inc. ...................................      300,000        6,768,750
Quintiles Transnational Corp.* ........................      585,000       10,932,188
Tenet Healthcare Corp.* ...............................      535,000       12,572,500
                                                                         ------------
                                                                           89,461,488
                                                                         ------------
MEDIA & CABLE (1.1%)
Rogers Communications, Inc. (Class B)* ................      620,000       15,345,000
UnitedGlobalcom, Inc. (Class A)* ......................       50,000        3,531,250
                                                                         ------------
                                                                           18,876,250
                                                                         ------------
RETAIL -- FOOD (0.1%)
Kroger Co.* ...........................................      150,000        2,831,250
                                                                         ------------
TOTAL CONSUMER NONCYCLICALS (6.4%) ....................                   114,481,488
                                                                         ------------
CREDIT-SENSITIVE
BANKS (0.3%)
Bank of Tokyo-Mitsubishi Ltd. .........................      345,000        4,808,438
                                                                         ------------
FINANCIAL SERVICES (8.9%)
Associates First Capital Corp. (Class A) ..............      650,000       17,834,375
CIT Group, Inc. (Class A) .............................      399,170        8,432,466
Edwards (A.G.), Inc. ..................................      805,000       25,810,313
Legg Mason, Inc. ......................................    2,965,000      107,481,250
                                                                         ------------
                                                                          159,558,404
                                                                         ------------

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999 (Continued)


-------------------------------------------------------------------------------------
                                                           NUMBER OF        MARKET
                                                             SHARES          VALUE
-------------------------------------------------------------------------------------
INSURANCE (9.1%)
Ace Ltd. ..............................................    2,000,000     $ 33,375,000
CNA Financial Corp.* ..................................    3,323,500      129,408,780
                                                                         ------------
                                                                          162,783,780
                                                                         ------------
REAL ESTATE (0.3%)
Prime Retail, Inc. ....................................    1,000,000        5,625,000
                                                                         ------------
UTILITY -- TELEPHONE (8.4%)
Centurytel, Inc. ......................................      110,100        5,215,988
Tele Celular Sul Participacoes (ADR) ..................       50,000        1,587,500
Tele Centro Oeste Celular Participacoes (ADR) .........      100,000          650,000
Tele Nordeste Celular Participacoes (ADR) .............       30,000        1,515,000
Tele Sudeste Celular Participacoes (ADR) ..............      349,300       13,557,206
Telemig Celular Participacoes (ADR) ...................      100,000        4,618,750
Telephone & Data Systems, Inc. ........................      790,000       99,540,000
Telesp Celular Participacoes (ADR) ....................      200,000        8,475,000
Viatel, Inc.* .........................................      297,200       15,937,350
                                                                         ------------
                                                                          151,096,794
                                                                         ------------
TOTAL CREDIT-SENSITIVE (27.0%) ........................                   483,872,416
                                                                         ------------
ENERGY
OIL -- DOMESTIC (2.5%)
Kerr-McGee Corp. ......................................      585,000       36,270,000
Murphy Oil Corp. ......................................      145,000        8,319,375
                                                                         ------------
                                                                           44,589,375
                                                                         ------------
OIL -- INTERNATIONAL (0.1%)
IRI International Corporation* ........................      305,000        1,220,000
                                                                         ------------
OIL -- SUPPLIES & CONSTRUCTION (0.7%)
Stolt Comex Seaway S.A.* ..............................      165,000        1,825,313
Stolt Comex Seaway S.A. (ADR) (Class A)* ..............    1,058,000       11,638,000
                                                                         ------------
                                                                           13,463,313
                                                                         ------------
TOTAL ENERGY (3.3%) ...................................                    59,272,688
                                                                         ------------

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999 (Continued)


---------------------------------------------------------------------------------------------------
                                                                       NUMBER OF         MARKET
                                                                         SHARES           VALUE
---------------------------------------------------------------------------------------------------
TECHNOLOGY
ELECTRONICS (0.8%)
ARDENT Software, Inc.* ............................................      150,000     $    5,850,000
DBT Online, Inc.* .................................................      359,900          8,772,563
                                                                                     --------------
                                                                                         14,622,563
                                                                                     --------------
OFFICE EQUIPMENT SERVICES (0.6%)
Informix Corporation* .............................................      887,600         10,096,450
                                                                                     --------------
TELECOMMUNICATIONS (30.4%)
Adelphia Business Solutions* ......................................       90,000          4,320,000
Amdocs Ltd.* ......................................................      515,000         17,767,500
American Satellite Network -- Warrants (Expire 06/30/00)* .........       70,000                  0
Global TeleSystems Group, Inc.* ...................................    3,980,000        137,807,499
Mannesmann AG .....................................................       40,000          9,641,482
Millicom International Cellular S.A.* .............................    2,165,500        135,073,062
NTL Incorporated* .................................................      820,000        102,295,000
PSINet, Inc.* .....................................................      237,500         14,665,625
RCN Corporation* ..................................................      710,100         34,439,850
United States Cellular Corp.* .....................................      885,000         89,329,688
                                                                                     --------------
                                                                                        545,339,706
                                                                                     --------------
TOTAL TECHNOLOGY (31.8%) ..........................................                     570,058,719
                                                                                     --------------
DIVERSIFIED
MISCELLANEOUS (2.0%)
U.S. Industries, Inc. .............................................      919,600         12,874,400
Viad Corp. ........................................................      830,000         23,136,250
                                                                                     --------------
TOTAL DIVERSIFIED (2.0%) ..........................................                      36,010,650
                                                                                     --------------
TOTAL COMMON STOCKS (99.2%)
 (Cost $1,333,345,581).............................................                   1,777,794,011
                                                                                     --------------

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999 (Concluded)


--------------------------------------------------------------------------------------------------------
                                                                          PRINCIPAL           MARKET
                                                                            AMOUNT             VALUE
--------------------------------------------------------------------------------------------------------
LONG-TERM DEBT SECURITIES:
TECHNOLOGY
TELECOMMUNICATIONS (0.7%)
NTL Incorporated
 7.0% Conv., 2008 ...................................................   $4,500,000        $   11,874,375
                                                                                          --------------
TOTAL TECHNOLOGY (0.7%) .............................................                         11,874,375
                                                                                          --------------
TOTAL LONG-TERM DEBT SECURITIES (0.7%)
 (Amortized Cost $7,810,985).........................................                         11,874,375
                                                                                          --------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
 at amortized cost, which approximates
 market value, equivalent to 120,801
 units at $300.60 each (2.0%)........................................                         36,312,393
                                                                                          --------------
TOTAL INVESTMENTS (101.9%)
 (Cost/Amortized Cost $1,377,468,959)................................                      1,825,980,779
OTHER ASSETS LESS LIABILITIES (-1.9%) ...............................                        (33,841,294)
                                                                                          --------------
NET ASSETS (100.0%) .................................................                     $1,792,139,485
                                                                                          ==============
Amount retained by Equitable Life in Separate Account No. 4 .........                     $    2,714,541
Net assets attributable to contract owners ..........................                      1,735,846,337
Net assets attributable to annuity benefits .........................                         53,578,607
                                                                                          --------------
NET ASSETS ..........................................................                     $1,792,139,485
                                                                                          ==============

*     Non-income producing.


See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
of The Equitable Life Assurance Society of the United States
Notes to Financial Statements


1. Separate Account No. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities amounting to $2,714,541 as shown in the Statement of Assets and Liabilities in Separate Account No. 4 may be transferred to Equitable Life's General Account. These financial statements reflect the total net assets and results of operations for Separate Account No. 4. The Members Retirement Programs constitute, among many others, contract owners participating in this Fund.


   Interests of retirement and investment plans for Equitable Life employees, managers, and agents in Separate Account No. 4 aggregated $365,557,809 (20.4%), at December 31, 1999 and $323,953,589 (15.3%), at December 31,
   1998, of the net assets in the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the Fund considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2. Security transactions are recorded on the trade date. Amortized cost of debt securities consists of cost adjusted, where applicable, for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily.


   Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Equitable Life's internal short-term investment account, Separate Account No. 2A, was established to provide a more flexible and efficient vehicle to combine and invest temporary cash positions of certain eligible accounts (Participating Funds) under Equitable Life's management. Separate Account No. 2A invests in debt securities

--------------------------------------------------------------------------------

   maturing in sixty days or less from the date of acquisition. At December 31, 1999, the amortized cost of investments held in Separate Account No. 2A consist of the following:




------------------------------------------------------------------------------------------------------
                                                                               AMORTIZED COST      %
------------------------------------------------------------------------------------------------------
   Bankers' Acceptances, 5.70% due 01/21/00 through 02/24/00 ................  $   5,140,555       2.3%
   Certificates of Deposit, 5.50% - 5.99% due 01/28/00 through 01/31/00 .....      9,998,680       4.5
   Commercial Paper, 4.45% - 6.45% due 01/03/00 through 02/15/00 ............    176,636,726      79.2
   U.S. Government Agency, 1.5% due 01/03/00 ................................     30,997,417      13.9
------------------------------------------------------------------------------------------------------
   Total Investments ........................................................    222,773,378      99.9
   Other Assets Less Liabilities ............................................        212,513       0.1
------------------------------------------------------------------------------------------------------
   Net Assets of Separate Account No. 2A ....................................  $ 222,985,891     100.0%
======================================================================================================
   Units Outstanding ........................................................        741,808
   Unit Value ...............................................................  $      300.60
------------------------------------------------------------------------------------------------------

   Participating Funds purchase or redeem units depending on each participating account's excess cash availability or cash needs to meet its liabilities. Separate Account No. 2A is not subject to investment management fees. Separate Account No. 2A is valued daily at amortized cost, which approximates market value.

     For 1999 and 1998, investment security transactions, excluding short-term debt securities, were as follows:




-----------------------------------------------------------------------------------
                                                       COST OF         NET PROCEEDS
                                                      PURCHASES          OF SALES
-----------------------------------------------------------------------------------
Stocks and long-term corporate debt securities:
    1999 ........................................  $1,340,597,736    $2,209,410,520
    1998 ........................................   1,692,067,102     2,151,023,546
  U.S. Government obligations:
    1999 ........................................              --                --
    1998 ........................................              --                --
-----------------------------------------------------------------------------------

3. Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

--------------------------------------------------------------------------------

   Convertible bonds and unlisted convertible preferred stock are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's Investment officers.

   Separate Account No. 2A is valued daily at amortized cost, which approximates market value. Short-term debt securities purchased directly by the Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.



4. Charges and fees are deducted in accordance with the terms of the various contracts which participate in the Fund. With respect to the Members Retirement Programs, these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to Equitable Life by the Fund and are recorded as expenses in the accompanying Statement of Operations.



5. No federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Fund for the two years ended December 31, 1999, by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life for such years will affect such contracts. Accordingly, no federal income tax provision is required.

                                    Part C
                               OTHER INFORMATION

Item 28.        Financial Statements and Exhibits

                (a)   Financial Statements included in Part B.

The following are included in the Statement of Additional Information:



                1.    Separate Account Nos. 3 (Pooled), 4 (Pooled),
                      10 (Pooled), 51 (Pooled), and 66 (Pooled) (The Alliance Aggressive Equity, Alliance Growth Equity, Alliance Balanced and Alliance Global, Alliance Conservative Investors and Alliance Growth Investors, Calvert Socially Responsible Fund, MFS Emerging Growth Companies, MFS Research, Warburg Pincus Small Company Value, T. Rowe Price Equity Income, Mercury World Strategy and BT Equity 500 Index Fund):
                      -  Report of Independent Accountants -
                         PriceWaterhouseCoopers, LLP

                2.    Separate Account No. 3 (Pooled):
                      -  Statement of Assets and Liabilities, December 31,
                         1999
                      - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1999, and 1998
                      -  Portfolio of Investments, December 31, 1999

                3.    Separate Account No. 4 (Pooled):
                      -  Statement of Assets and Liabilities, December 31, 1999
                      - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1999 and 1998
                      -  Portfolio of Investments, December 3l, 1999

                4     Separate Account No. 10 (Pooled):
                      -  Statement of Assets and Liabilities, December 31,
                         1999
                      - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1999, and 1998
                      -  Portfolio of Investments, December 31, 1999

                5.    Separate Account No. 51 (Pooled):
                      - Statements of Assets and Liabilities, December 31, l999
                      - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1999 and 1998.

                6.    Separate Account No. 66 (Pooled):
                      - Statements of Assets and Liabilities, December 31, l999
                      - Statements of Operations and Changes in Net Assets for the Year Ended December 31, 1999 and from August 1, 1998 through December 31, 1998.

                7. Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled), 51 (Pooled) and 66 (Pooled):
                      -  Notes to Financial Statements

                8.    The Equitable Life Assurance Society of the United States:
                      -  Report of Independent Accountants - Price Waterhouse
                         LLP
                      -  Consolidated Balance Sheets, December 31, 1999 and
                         1998
                          - Consolidated Statements of Earnings for the Years Ended December 31, 1999, 1998 and 1997
                          -  Consolidated Statements of Equity for the Years
                             Ended December 31, 1999 and 1998 and 1997
                          -  Consolidated Statements of Cash Flows for the
                             Years Ended December 31, 1999, 1998 and 1997
                          -  Notes to Consolidated Financial Statements


                b) Exhibits.

                The following Exhibits are filed herewith:

                1. Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-46995, filed July 22, 1992.

                2.    Not Applicable.

                3.    Not Applicable.


                4.    (a)    Participation Agreement among EQ Advisors Trust,
                             The Equitable Life Assurance Society of the United
                             States, Equitable Distributors, Inc., and EQ
                             Financial Consultants, Inc. (now AXA Advisors, LLC) dated as of the 14th day of April, 1997, incorporated herein by reference to the Registration Statement of EQ Advisors Trust (File
                             No. 333-17217) on Form N-1A, filed August 28, 1997.

                      (b) Sales Agreement dated as of January 1, 1994 by and among Equico Securities, Inc.(now AXA Advisors,
                             LLC), Equitable, and Separate Account A, Separate Account No. 301 and Separate Account No. 51, incorporated by reference to Registration Statement No. 33-91588 on Form N-3 of Registrant, filed on April 26, 1995.


                5. Form of Sales Agreement between Equitable Variable Life Insurance Company and The Equitable Life Assurance Society of the United States for itself and on behalf of its Separate Account No. 51, incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-46995 on Form N-3 of Registrant, filed March 2, 1993.

                6.    (a)    Exhibit 6(e) (Copy of Group Annuity Contract
                             AC 6059, effective August 30, 1984, among the
                             United States Trust Company of New York and The
                             Equitable Life Assurance Society of the United
                             States), incorporated by reference to
                             Registration No. 33-21417 on Form N-3 of
                             Registrant, filed April 26, 1988.

                      (b) Exhibit 6(f) (Form of Rider No. 1 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-34554 on Form N-3 of Registrant, filed April 26, 1990.

                      (c) Exhibit 6(g) (Form of Rider No. 2 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-34554 on Form N-3 of Registrant, filed April 26, 1990.

                      (d) Form of Rider No. 3 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                      (e) Form of Rider No. 4 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-46995 on Form N-3 of Registrant, filed March 2, 1993.



                      (f) Form of Rider No. 5 to Group Annuity Contract AC 6059 between The Chase Manhattan Bank, N.A. and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-91588 on Form N-3 of Registrant, filed April 29, 1997.


                      (g) Exhibit 7(k) (Form of Participation Agreement for the standardized profit-sharing Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                      (h) Exhibit 7(l) (Form of Participation Agreement for the non-standardized Profit-Sharing Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                      (i) Exhibit 7(m) (Form of Participation Agreement for the standardized Defined Contribution Pension Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                      (j) Exhibit 7(n) (Form of Participation Agreement for the non-standardized Defined Contribution Pension Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                      (k) Exhibit 7(r) (Copy of Attachment to Profit Sharing Participation Agreement under the Association Members Retirement Plan of the Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                      (l) Exhibit 7(0)(2) (Form of Participant Enrollment Form under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 2 in Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 21, 1987.

                      (m) Exhibit 7(t) (Form of Standardized Participation Agreement under the Association Members Defined Benefit Pension Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                      (n) Exhibit 7(ee) (Form of Standardized Participation Agreement for the Defined Contribution Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (o) Exhibit 7(ff) (Form of Non-Standardized Participation Agreement for the Defined Contribution Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (p) Exhibit 7(gg) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (q) Exhibit 7(hh) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (r) Exhibit 7 (ii) (Form of Simplified Participation Agreement for the Defined Contribution Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (s) Exhibit 7(jj) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (t) Exhibit 7(kk) (Form of Standardized (and non-integrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (u) Exhibit 7(11) (Form of Standardized (and integrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (v) Exhibit 7 (mm) (Form of Non-Standardized (and nonintegrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to PostEffective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (w) Exhibit 7(nn) (Form of Non-Standardized (and integrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.


                      (x) Form of First Amendment to the Members Retirement Plan of The Equitable Life Assurance Society of the United States Participation Agreement, as filed with the

                             Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                8.    (a)    Copy of the Restated Charter of The Equitable Life
                             Assurance Society of the United States, as amended
                             January 1, 1997, incorporated by reference to Post-Effective Amendment No. 2 to Registration
                             Statement No. 33-91588 on Form N-3 of Registrant, filed April 29, 1997.

                      (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement
                             No. 33-91588 on Form N-3 of Registrant, filed April 29, 1997.


                9.    Not Applicable.

                10.   Not Applicable.

                11.   (a)    Exhibit 11(e)(2) (Form of Association Members
                             Retirement Plan, as filed with the Internal
                             Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                             Registrant, filed April 26, 1989.

                      (b) Exhibit 11(j)(2) (Form of Association Members Retirement Trust, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (c) Exhibit 11(k) (Copy of the Association Members Pooled Trust for Retirement Plans, as submitted to the Internal Revenue Service on March 3,
                             1987), incorporated by reference to
                             Post-Effective Amendment No. 2 to Registration on Form S-1 of Registrant, filed April 21, 1987.

                      (d) Exhibit 11(o) (Form of Association Members Defined Benefit Pension Plan, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 3321417 on Form N-3 of Registrant, filed April 26, 1989.

                      (e) Form of First Amendment to the Pooled Trust for Association Members Retirement Plans of The Equitable Life Assurance Society of the United States, as filed with the Internal Revenue Service on December 23,

                             1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                      (f) Form of First Amendment to the Association Members Retirement Plan of The Equitable Life Assurance Society of the United States, as filed with the Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                      (g) Form of First Amendment to the Association Members Retirement Trust of The Equitable Life Assurance Society of the United States, as filed with the Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                12.   (a)    Opinion and Consent of Melvin S. Altman, Esq.,
                             Vice President and Associate General Counsel of
                             The Equitable Life Assurance Society of the United
                             States, incorporated by reference to Registration
                             No. 33-46995 on Form N-3 of Registrant, filed
                             April 8, 1992.

                      (b) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-46995 on Form N-3 of Registrant, filed April 21, 1993.

                      (c) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed May 3, 1993.

                      (d) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed November 16, 1993.

                      (e) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-91588 on Form N-3 of Registrant, filed April 26, 1995.

                      (f) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Registration No. 333-51033, filed April 24, 1998.

                      (g) Opinion and Consent of Robin Wagner, Vice President and Counsel of The Equitable Life Assurance Society of the United States.

                13.   (a)    Consent of Melvin S. Altman (included within
                             Exhibit 12(a)), incorporated by reference to Registration No. 3346995 on Form N-3 of
                             Registrant, filed April 8, 1992.

                      (b)    Consent of Anthony A. Dreyspool (included within
                             Exhibit 12(b)), incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-46995 on Form N-3 of Registrant, filed April 21, 1993.

                      (c)    Consent of Anthony A. Dreyspool (included within
                             Exhibit 12(c)) incorporated by reference to Registration No. 3361978 on Form N-3 of Registrant, filed May 3, 1993.

                      (d)    Consent of Anthony A. Dreyspool (included within
                             Exhibit 12(d)), incorporated by reference to Registration No. 33 61978 on Form N-3 of Registrant, filed November 16, 1993.

                      (e)    Consent of Anthony A. Dreyspool (included within
                             Exhibit 12(e)), incorporated by reference to Registration Statement No. 33-91588 on Form N-3 of Registrant, filed April 26, 1995.


                      (f) Consent of Mary P. Breen (included within Exhibit 12(f)), incorporated by reference to Registration Statement 333-51033, filed April 24, 1998.

                      (g)    Consent of Robin Wagner (included within Exhibit
                             12(g))

                      (h)    Consent of PricewaterhouseCoopers, LLP.

                      (i)    Powers of Attorney.


               27.    Financial Data Schedule.

Item 29: Directors and Officers of Equitable.

   Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.



                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------
DIRECTORS
-----------
Francoise Colloc'h                    Director                    Senior Executive Vice President, Human Resources and
AXA                                                               Communications, AXA and various positions with
23, Avenue Matignon                                               AXA affiliated companies. (Director, AXA Financial,
75008 Paris, France                                               Inc.).

Henri de Castries                     Director                    Senior Executive Vice President, Financial Services
AXA                                                               and Life Insurance Activities of AXA and various
23, Avenue Matignon                                               positions with AXA affiliated companies; (Director
75008 Paris, France                                               and Chairman, AXA Financial, Inc. (April 1998 to
                                                                  present), and prior thereto, Director and Vice
                                                                  Chairman (February 1996 to April 1998));

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------
Joseph L. Dionne                      Director                    Chairman and former Chief Executive Officer (until
The McGraw-Hill Companies                                         April 1998) (Director, AXA Financial, Inc., Harris
1221 Avenue of the Americas                                       Corporation, and Ryder System, Inc.))
New York, NY 10020

Denis Duverne                         Director                    Executive Vice President--International (US-UK-Benelux),
AXA                                                               AXA and member of AXA Executive Board (since January
23, Avenue Matignon                                               2000); (Director, Alliance (since February 1996) and DLJ
75008 Paris, France                                               (since February 1997)).

Jean-Rene Fourtou                     Director                    Vice Chairman of the Management Board of Aventis (since
Rhone-Poulenc, S.A.                                               December 1999). Chairman and Chief Executive Officer
25, Quai Paul Doumer                                              Rhone-Poulenc, S.A. (1986 to December 1999); (Director,
92408 Courvbevoie Cedex,                                          AXA Financial, Inc., Societe Generale, Schneider S.A.
France                                                            and Groupe Pernod-Ricard (July 1997 to present); Member,
                                                                  Supervisory Board, AXA, European Advisory Board of
                                                                  Bankers Trust Company and Consulting Council of Banque
                                                                  de France).

Norman C. Francis                     Director                    President, Xavier University of Louisiana (Chairman,
Xavier University of Louisiana                                    Liberty Bank and Trust, New Orleans, LA; (Director,
7325 Palmetto Street                                              First National Bank of Commerce, New Orleans, LA,
New Orleans, LA 70125                                             Piccadilly Cafeterias, Inc., and Entergy Corporation).

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------
Donald J. Greene                      Director                    Of Counsel, LeBoeuf, Lamb, Greene & MacRae, LLP.;
LeBoeuf, Lamb, Greene & MacRae                                    Prior thereto, Partner of the firm (1965-1999).
125 West 55th Street                                              (Director, AXA Financial, Inc. (since May 1992)).
New York, NY 10019-4513

John T. Hartley                       Director                    Retired Chairman and Chief Executive Officer, the
Harris Corporation                                                Harris Corporation and the McGraw-Hill Companies
1025 NASA Boulevard                                               Director, AXA Financial, Inc. (since May 1992),
Melbourne, FL 32919                                               Harris Corporation and The McGraw-Hill Companies)).

John H.F. Haskell, Jr.                Director                    Director, AXA Financial, Inc. (since July 1992); Director
Warburg Dillon Read LLC                                           and Senior Advisor,  Warburg Dillon Read LLC (since
535 Madison Avenue                                                1999); prior thereto, Managing Director and member of
New York, NY 10028                                                its Board of Directors (1975-1999); Chairman,
                                                                  Supervisory Board, Dillon Read (France) Gestion (until
                                                                  1998); Director, Dillon Read Limited; (Director, Pall
                                                                  Corporation (November 1998 to present) and Kaydon
                                                                  Corporation (until March 1998)).

Mary R. (Nina) Henderson              Director                    President, Bestfoods Grocery; Corporate Vice President,
Bestfoods Grocery                                                 Core Business Development of BESTFOODS (since June
BESTFOODS                                                         1999). Prior thereto, President, Bestfood's Grocery and
International Plaza                                               Vice President, Bestfoods (formerly CPC International,
700 Sylvan Avenue                                                 Inc.); (Director, Hunt Corporation PACTIV Corporation
Englewood Cliffs, NJ 07632-9976                                   and AXA Financial, Inc. (since December 1996)).

W. Edwin Jarmain                      Director                    President, Jarmain Group, Inc. (since 1979) and an
Jarmain Group, Inc.                                               officer or director of several affiliated companies;
121 King Street West                                              Chairman, FCA International, Ltd. (until May 1998);
Suite 2525                                                        (Director, DLJ (since October 1992), Anglo Canada General
Toronto, Ontario M5H 3T9,                                         Insurance Company, AXA Insurance (Canada), AXA Pacific
Canada                                                            Insurance Company and Alternate Director, AXA Asia
                                                                  Pacific Holdings Limited. Chairman (non-executive) and
                                                                  Director, FCA International Ltd. (January 1994 to May
                                                                  1998). Director, AXA Financial, Inc. (since July 1992)).

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------
George T. Lowy                        Director                    Counselor-at-Law; Partner, Cravath, Swaine & Moore.
Cravath, Swaine & Moore                                           (Director, Eramet).
825 Eighth Avenue
New York, NY 10019

Didier Pineau-Valencienne             Director                    Vice Chairman, Credit Suisse First Boston (since March 1999).
Schneider S.A.                                                    Chairman and Chief Executive Officer, Schneider S.A. (1981
64/70 Avenue Jean-Baptiste Clement                                to February 1999); Chairman and Chief Executive Officer,
92646 Boulogne-Billancourt Cedex                                  Square D; (Director, AXA Financial, Inc. (since February
France                                                            1996); Member, Supervisory Board, AXA and Lagardere ERE,
                                                                  Director, CGIP, Sema Group plc (UK), and Aventis (formerly
                                                                  Rhone-Poulenc, S.A.), Soft Computing and Swiss Helvetic Fund;
                                                                  Member of Advisory Board of Booz Allen & Hamilton).

George J. Sella, Jr.                  Director                    Director, AXA Financial, Inc. (since May 1992) (Director,
P.O. Box 397                                                      Coulter Pharmaceutical (May 1987 to present).
Newton, NJ 07860

Peter J. Tobin                        Director                    Dean, Peter J. Tobin College of Business Administration, St.
St. John's University                                             John's University (August 1998 to present).
8,000 Utopia Parkway
Jamaica, NY 11439

Dave H. Williams                      Director                    Senior Executive Vice President of AXA (since January 1997).
Alliance Capital Management                                       Chairman and former Chief Executive Officer (until January
 Corporation                                                      1999), Alliance, and Chairman and Director of numerous
1345 Avenue of the Americas                                       subsidiary and affiliated companies of Alliance; (Director,
New York, NY 10105                                                AXA Financial, Inc. (since May 1992)).

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------
OFFICERS AND DIRECTORS
----------------------

*Michael Hegarty                      Director and President      See Column 2; Director (Since January 1998); Senior Vice Chairman
                                      (since January 1998)        (since November 1999); Vice Chairman (since April 1998); Chief
                                      and Chief Operating         Operating Officer (since January 1998) and Senior Executive
                                      Officer (since February     Vice President, AXA Financial, Inc. (January 1998 to April
                                      1998)                       1998); Director ACMC, Inc. (since March 1998), Director,
                                                                  Equitable Capital Management Corporation("ECMC") (since
                                                                  March 1998), Alliance (since May 1998) and DLJ(since May
                                                                  1998). Director, President and Chief Operating Officer,
                                                                  Equitable of Colorado (since December 1999), AXA Client
                                                                  Solutions, LLC and Equitable Distribution Holding Corp. (since
                                                                  September 1999).



*Edward D. Miller                     Director (since August      See Column 2; Director, President and Chief Executive Officer,
                                      1997), Chairman of the      AXA Financial, Inc. (since August 1997); Member of the Management
                                      Board (since January        Board, AXA (since January 2000); (Director, Alliance (since August
                                      1998) and Chief Executive   1997), DLJ (since November 1997), ECMC (since March 1998), ACMC,
                                      Officer (since August       Inc. (since March 1998), and AXA Canada (since September 1998),
                                      1997)                       and KeySpan Energy). Director, Chairman of the Board and Chief
                                                                  Executive Officer, Equitable of Colorado (since December 1999),
                                                                  AXA Client Solutions, LLC and Equitable Distribution Holding Corp.
                                                                  (since September 1999)




*Stanley B. Tulin                     Director and Vice           See Column 2; Vice Chairman of the Board (since November 1999)
                                      Chairman of the Board       and Chief Financial Officer (since May 1997); prior
                                      (since February 1998)       thereto, Senior Executive Vice President (February 1998 to
                                      and Chief Financial         November 1999), AXA Financial, Inc.; Director, Vice Chairman and
                                      Officer (since May          Chief Financial Officer (since December 1999), Equitable of
                                      1996)                       Colorado, AXA Client Solutions, LLC and Equitable Distributions
                                                                  Holding Corp. (since September 1999). (Director, Alliance (since
                                                                  July 1997) and DLJ (since June 1997)).

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------
OTHER OFFICERS

*Leon B. Billis                       Executive Vice President    See Column 2; prior thereto, Senior Vice President
                                      (since February 1998)       (until February 1998) and Chief Information Officer;
                                      and Chief Information       Director, J.M.R. Realty Services, Inc.
                                      Officer (since November
                                      1994)

Derry E Bishop                        Executive Vice President    See Column 2; Director and Executive Vice President,
                                      (since September 1998),     AXA Advisors LLC and Executive Vice President, Chief
                                      Chief Agency Officer        Agency Officer, AXA Client Solutions, LLC (all since
                                      (since December 1997)       September 1999). Director (since 1995) and Executive
                                      and Senior Vice President   Vice President (since 1994) of AXA Advisors,LLC
                                      (January 1995 to September  (formerly EQF).
                                      1998)

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------
*Harvey Blitz                         Senior Vice President       See Column 2; Senior Vice President, AXA Financial,
                                                                  Inc.; Director, The Equitable of Colorado, Inc.;
                                                                  Director and Chairman, Frontier Trust Company
                                                                  ("Frontier");  Executive Vice President and Director,
                                                                  AXA Advisors LLC (since September 1999) (formerly,
                                                                  "EQF" (until September 1999)); Senior Vice President
                                                                  and Director, AXA Network, LLC (formerly EquiSource);
                                                                  Director and Officer of various Equitable Life affiliates.

*Kevin R. Byrne                       Senior Vice President and   See Column 2; Senior Vice President and Treasurer, AXA
                                      Treasurer                   Financial, Inc. Senior Vice President and Treasurer, AXA
                                                                  Client Solutions, LLC and Equitable Distributors, Inc.
                                                                  (since September 1999) and Equitable of Colorado, Inc.
                                                                  (since December 1999). Treasurer, Frontier (since 1990)
                                                                  and AXA Network, LLC (since 1999). President and Chief
                                                                  Executive Officer (since September 1997), Vice President
                                                                  and Treasurer (since March 1997), EQ ADVISORS TRUST.
                                                                  Director, Chairman, President and Chief Executive Officer,
                                                                  Equitable JV Holdings (since August 1997). Director (since
                                                                  July 1997), and Senior Vice President and Chief Financial
                                                                  Officer (since April 1998), ACMC and ECMC. Previously held other officerships with Equitable Life and its affiliates.

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------
*John A. Caroselli                    Executive Vice President    See Column 2; Senior Vice President (February 1998
                                      (since September 1998)      to September 1998).

*Judy A. Faucett                      Senior Vice President       See Column 2;
                                      (since September 1996)
                                      and Actuary (September
                                      1996 to December 1998).

*Alvin H. Fenichel                    Senior Vice President and   See Column 2; Senior Vice President and Controller,
                                      Controller                  AXA Financial, Inc. and The Equitable of Colorado, LLC
                                                                  Inc. (since December 1999). Previously held other
                                                                  officerships with Equitable Life and its affiliates.

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------
*Paul J. Flora                        Senior Vice President and   See Column 2; Vice President and Auditor, AXA
                                      Auditor                     Financial, Inc.

*Robert E. Garber                     Executive Vice President    See Column 2; Executive Vice President and General
                                      and Chief Legal Officer     Counsel, AXA Financial, Inc. Prior thereto, Executive
                                      (since November 1999)       Vice President and General Counsel, Equitable Life. Previously
                                                                  held other officerships with Equitable Life and its affiliates.

*Donald R. Kaplan                     Senior Vice President       See Column 2; Previously held other officerships with
                                      (since September 1999)      Equitable Life and its affiliates.
                                      and Chief Compliance
                                      Officer and Associate
                                      General Counsel

*Michael S. Martin                    Executive Vice President    See Column 2; Prior thereto, Senior Vice President and
                                      (September 1998 to          Chief Marketing Officer. Chairman and Chief Executive
                                      present) and Chief          Officer, AXA Advisors LLC (since September 1999). Vice
                                      Marketing Officer           President, EQ ADVISORS TRUST (until April 1998), Director
                                      (since December 1997)       Equitable Underwriting and Sales Agency (Bahamas), Ltd.
                                                                  and AXA Network LLC; President (since February 2000);
                                                                  Executive Vice President (since December 1998), Colorado;
                                                                  prior thereto, Director and Senior Vice President (since
                                                                  December 1998). Previously held other officerships with
                                                                  Equitable Life and its affiliates.

*Richard J. Matteis                   Executive Vice President    Director, AXA Advisors LLC (October 1998 to May 1999).
                                      (since May 1998)

*Peter D. Noris                       Executive Vice President    See Column 2; Executive Vice President (since May 1995)
                                      and Chief Investment        and Chief Investment Officer (since July 1995), AXA Financial.
                                      Officer                     Chairman, President and Trustee (since March 1997),
                                                                  EQ ADVISORS TRUST. Executive Vice President and Chief
                                                                  Investment Officer, Equitable of Colorado (since
                                                                  December 1999), Executive Vice President, AXA Client
                                                                  Solutions, LLC (since September 1999). Executive Vice President,
                                                                  EQF, (November 1996 to September 1999). Director, EREIM
                                                                  Managers Corp. (since July 1997), and EREIM LP Corp. (since
                                                                  October 1997).

*Brian S O'Neil                      Executive Vice President     See Column 2; Executive Vice President, AXA Financial, Inc. and
                                     (since June 1998)            AXA Client Solutions, LLC (since September 1999). Director of
                                                                  Investment, AXA Investment Management (January 1998 to June
                                                                  1998); Chief Investment Officer, AXA Investment Management
                                                                  (July 1995 to January 1998). Trustee (since September 1999),
                                                                  EQ ADVISORS TRUST.

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------
*Anthony C. Pasquale                  Senior Vice President       See Column 2; Senior Vice President, AXA Client
                                                                  Solutions LLC (since September 1999). Director, Chairman
                                                                  and Chief Operating Officer, Casualty, (since
                                                                  September 1997). Previously held other officerships
                                                                  with Equitable Life and its affiliates.

*Pauline Sherman                      Senior Vice President       See Column 2, Prior thereto, Vice President, Secretary
                                      (since February 1999)       and Associate General Counsel. Associate General Counsel,
                                      Secretary and Associate     AXA Financial Inc. and AXA Client Solutions LLC (since
                                      General Counsel (since      November 1999). Senior Vice President and Secretary,
                                      September 1995)             Equitable of Colorado (since December 1999). Previously
                                                                  held other officerships with Equitable Life.

*Samuel B. Shlesinger                 Senior Vice President       See Column 2; Chairman, President and Chief Executive
                                                                  Officer, Colorado; Vice President, HRT (until 1998);
                                                                  Director, (December 1996 to March 1998).

*Richard V. Silver                    Senior Vice President and   See Column 2; prior thereto, Deputy General
                                      General Counsel             Counsel (1996-1999). Senior Vice President and Associate
                                      (since November 1999)       General Counsel, AXA Financial, Inc. (since September 1996).
                                                                  Senior Vice President and General Counsel, AXA Client
                                                                  Solutions LLC (since November 1999). Vice President and
                                                                  General Counsel, Equitable of Colorado, Inc. (since December
                                                                  1999). Director, AXA Advisors LLC. Senior Vice President and
                                                                  General Counsel, EIC (June 1997 to March 1998).
                                                                  Previously held other officerships with Equitable Life
                                                                  and its affiliates.

*Jose Suquet                          Senior Executive Vice       See Column 2; prior thereto, Executive Vice President
                                      President (February 1998    and Chief Agency Officer (until December 1997); Executive
                                      to present) and Chief       Vice President, AXA Financial, Inc.; Vice President, HRT
                                      Distribution Officer        (March 1998 to present).
                                      (December 1997 to present)

*Maureen K. Wolfson                   Vice President              See Column 2.

*Gregory C. Wilcox                    Executive Vice President    See Column 2; Executive Vice President (since November 1999),
                                      (since September 1998),     AXA Financial, Inc.; prior thereto, Senior Vice President.
                                      Senior Vice President
                                      (May 1992 to September
                                      1998)

*R. Lee Wilson                        Executive Vice President    See Column 2; Executive Vice President, AXA Client Solutions
                                      (since May 1998) and        LLC (since September 1999). Prior thereto, Executive Vice
                                      Deputy Chief Financial      President, Chase Manhattan Bank.
                                      Officer (September 1998
                                      to July 1999)

Item 30. Persons Controlled by or Under Common Control with the Insurance Company or Registrant



          Separate Account Nos. 3, 4, 10, 51, and 66 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company") (formerly The Equitable Companies Incorporated), a publicly traded company.

          The largest stockholder of the Holding Company is AXA. As of December 31, 1999, AXA beneficially owned 58.0% of the outstanding common stock of the Holding Company. Under its investment arrangements with Equitable Life and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

Reference

     Module        eqaff_1_00
     CIK           0000312576
     CCC           spac*I94

Item 31.        Number of Contractowners




                As of March 31, 2000, the number of participants in the Association Members Program offered by the Registrant was 10,649.


Item 32. Indemnification

    (a)  Equitable Life:

     The by-laws of The Equitable Life Assurance Society of the United States ("Equitable Life") provide, in Article VII, as follows:

     7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

     (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

    (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company;-* and

   (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

            (b) To the extent permitted by the law of the State of New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726; Insurance Law ss.1216)

     The directors and officers of Equitable Life are insured under policies issued by Lloyd's of London, X.L. Insurance Company and ACE Insurance Company. The annual limit on such policies is $100 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

(b)  Principal Underwriter:

     To the extent permitted by the laws of the State of New York and subject to all applicable requirements thereof, AXA Advisors, LLC ("AXA Advisors," formerly EQ Financial Consultants, Inc.) undertook to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, is or was a director or officer of AXA Advisors, LLC.


(c) Undertaking: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers pursuant to the undertaking described above, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the interests, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.


Item 33.        Business and Other Connections of Investment Adviser

     The Equitable Life Assurance Society of the United States ("Equitable") acts as the investment manager for Separate Account Nos. 3, 4, 190 and 191. With respect to Separate Account No. 191, Equitable acts as investment manager within guidelines established by the Trustees of the American Dental Association Members Retirement Trusts. Alliance Capital Management L.P. ("Alliance"), a publicly-traded limited partnership, is indirectly majority-owned by Equitable, provides personnel and facilities for portfolio selection and transaction services. Alliance recommends the securities investments to be purchased and sold for Separate Account Nos. 3, 4 and 190 and the portion of Separate Account No. 191 which is invested in its Separate Account No. 2A, and arranges for the execution of portfolio transactions. Alliance coordinates related accounting and bookkeeping functions with Equitable. Both Equitable and Alliance are registered investment advisers under the Investment Advisers Act of 1940.

     Information regarding the directors and principal officers of Equitable is provided in Item 29 of this Part C and is incorporated herein by reference.

          Set forth below is certain information regarding the directors and principal officers of Alliance Capital Management Corporation. The business address of the Alliance persons whose names are preceded by an asterisk is 1345 Avenue of the Americas, New York, New York 10105.


     (1)                           (2)                         (3)
                               POSITIONS AND           PRINCIPAL OCCUPATION
NAME AND PRINCIPAL             OFFICES WITH            (AND OTHER POSITIONS)
BUSINESS ADDRESS               ALLIANCE                WITHIN PAST 2 YEARS
----------------               --------                -------------------
Directors

*Dave H. Willams               Director and Chairman   See Column 2; Chief
                               of the Board            Executive Officer (until
                                                       January 1999); Director -
                                                       The Equitable Life
                                                       Assurance Society of the
                                                       United States ("Equitable
                                                       Life") and AXA Financial,
                                                       Inc.; Senior Executive
                                                       Vice President and
                                                       Member of Executive
                                                       Committee - AXA (January
                                                       1997 to present).

Luis Javier Bastida            Director                Chief Financial Officer
Banco Bilbao Vizcaya                                   and Member of the
P(o), Castella, 81-25(o)                               Executive Committee -
28046 Madrid, Spain                                    Banco Bilbao Vizcaya,
                                                       S.A.

     (1)                             (2)                            (3)
                                 POSITIONS AND              PRINCIPAL OCCUPATION
NAME AND PRINCIPAL               OFFICES WITH               (AND OTHER POSITIONS)
BUSINESS ADDRESS                 ALLIANCE                   WITHIN PAST 2 YEARS
----------------                 --------                   -------------------
Donald H. Brydon                 Director                   Chairman and Chief
AXA Asset  Management Europe                                Executive Officer -
60 Grace Church Street                                      AXA Investment Managers
London EC3V 0HN England                                     S.A.

*Bruce W. Calvert                Director, Vice Chairman,   See Column 2; Chief
                                 and Chief Executive        Investment Officer
                                 Officer (January 1999      (until January 1999)
                                 to present)

     (1)                           (2)                         (3)
                            POSITIONS AND              PRINCIPAL OCCUPATION
NAME AND PRINCIPAL          OFFICES WITH               (AND OTHER POSITIONS)
BUSINESS ADDRESS            ALLIANCE                   WITHIN PAST 2 YEARS
----------------            --------                   -------------------

*John D. Carifa             Director, President and    See Column 2.
                            Chief Operating Officer

 Henri de Castries          Director                   Senior Executive Vice
 AXA                                                   President, Financial
 23, Avenue Matignon                                   Services and Life
 75008, Paris, France                                  Insurance Activities -
                                                       AXA and various positions
                                                       with AXA affiliated
                                                       companies; Director,
                                                       and Chairman (April 1998
                                                       to present) - AXA
                                                       Financial, Inc.;
                                                       Director Donaldson
                                                       Lufkin & Jenrette, Inc.
                                                       ("DLJ"), and Equitable
                                                       Life.

 Kevin C. Dolan             Director                   Senior Vice President -
 AXA Asset Management Europe                           AXA; Chief Executive
 60 Grace Church Street                                Officer - AXA Investment
 London EC3V 0 OHN                                     Managers Paris;
 England                                               Director, Alliance
                                                       Capital Management, L.P.


 Denis Duverne              Director                   Senior Vice President
 AXA                                                   International (US - UK-
 23, Avenue Matignon                                   Benelux) AXA; Director -
 75008, Paris, France                                  Equitable Life (February
                                                       1998 to present) and DLJ.

 Alfred Harrison            Director, Vice Chairman    See Column 2.
 Alliance Capital
  Management L.P.
  601 Second Avenue South
  Suite 5000
  Minneapolis, MN 55402

 Herve Hatt                 Director                   Senior Vice President,
 AXA                                                   AXA.
 23 Ave. Matignon
 75008, Paris France

 Michael Hegarty            Director                   President and Director
                                                       (January 1998 to
                                                       present), Chief Operating
                                                       Officer (February 1998 to
                                                       present) Equitable; prior
                                                       thereto, Vice Chairman
                                                       Chase Manhattan
                                                       Corporation.

     (1)                           (2)                         (3)
                               POSITIONS AND           PRINCIPAL OCCUPATION
NAME AND PRINCIPAL             OFFICES WITH            (AND OTHER POSITIONS)
BUSINESS ADDRESS               ALLIANCE                WITHIN PAST 2 YEARS
----------------               --------                -------------------

 Benjamin D. Holloway          Director                Consultant to
 Continental Companies                                 Tishman/Speyer, Edward
 3250 Mary Street                                      Debartolo and The
 Miami, Florida 33133                                  Continental Companies.
                                                       Director - Rockefeller
                                                       Center Properties, Inc.;
                                                       Chairman - Duke
                                                       University Management
                                                       Corporation.

 Edward D. Miller              Director                Chairman (January 1998
 The Equitable Life Assurance                          to present) and Chief
 Society of the United States                          Executive Officer
 1290 Avenue of the Americas                           (August 1997 to present)
 New York, NY 10104                                    - Equitable Life;
                                                       Director, President
                                                       and Chief Executive
                                                       Officer - AXA Financial,
                                                       Inc. (all August 1997
                                                       to present); Senior
                                                       Executive Vice President
                                                       and Member of Executive
                                                       Committee - AXA
                                                       (September 1997 to
                                                       present); Director - DLJ
                                                       (November 1997 to
                                                       present), AXA Canada
                                                       (September 1998 to
                                                       present), ACMC, Inc.
                                                       (March 1998 to present,
                                                       Equitable Capital
                                                       Management Corporation
                                                       ("ECMC") (March 1998 to
                                                       present); Chairman,
                                                       President and Chief
                                                       Executive Officer,
                                                       Equitable Investment
                                                       Corporation ("EIC")
                                                       (March 1998 to present);
                                                       Director - KeySpan
                                                       Energy.

     (1)                           (2)                         (3)
                             POSITIONS AND             PRINCIPAL OCCUPATION
NAME AND PRINCIPAL           OFFICES WITH              (AND OTHER POSITIONS)
BUSINESS ADDRESS             ALLIANCE                  WITHIN PAST 2 YEARS
----------------             --------                  -------------------

Peter D. Noris               Director                  Executive Vice President
The Equitable Life                                     and Chief Investment
  Assurance Society                                    Officer - Equitable
  of the United States                                 Life and AXA Financial,
1290 Avenue of the Americas                            Inc.; Director - EREIM
New York, NY 10104                                     Managers Corp. (July 1997
                                                       to present), and EREIM LP
                                                       Corp. (October 1997 to
                                                       present)

     (1)                           (2)                         (3)
                             POSITIONS AND             PRINCIPAL OCCUPATION
NAME AND PRINCIPAL           OFFICES WITH              (AND OTHER POSITIONS)
BUSINESS ADDRESS             ALLIANCE                  WITHIN PAST 2 YEARS
----------------             --------                  -------------------

*Frank Savage                Director                  Chairman - Alliance
                                                       Capital Management
                                                       International;
                                                       Director - ACFG; Vice-
                                                       Chairman - ECMC;
                                                       Director - Lockheed
                                                       Martin Corporation, and
                                                       ARCO Chemical
                                                       Corporation and Qualcomm
                                                       Incorporated.

     (1)                           (2)                         (3)
                             POSITIONS AND             PRINCIPAL OCCUPATION
NAME AND PRINCIPAL           OFFICES WITH              (AND OTHER POSITIONS)
BUSINESS ADDRESS             ALLIANCE                  WITHIN PAST 2 YEARS
----------------             --------                  -------------------

Stanley B. Tulin             Director                  Director and Vice
The Equitable Life                                     Chairman (both February
  Assurance Society of                                 1998 to present) and
  the United States                                    Chief Financial Officer
1290 Avenue of the Americas                            (May 1996 to present) -
New York, NY 10104                                     Equitable Life; Executive
                                                       Vice President (May 1996
                                                       to present) and Chief
                                                       Financial Officer (May
                                                       1997 to present) - AXA
                                                       Financial, Inc.; Director
                                                       - DLJ (June 1997 to
                                                       present); Director,
                                                       Chairman, President and
                                                       Chief Executive Officer
                                                       (July 1997 to present) -
                                                       ACMC, Inc.; Director,
                                                       Chairman, President and
                                                       Chief Executive Officer
                                                       (July 1997 to present) -
                                                       ECMC; Director, Executive
                                                       Vice President and Chief
                                                       Financial Officer (June
                                                       1997 to present) - EIC.

*Reba White Williams         Director                  Director of Special
                                                       Projects.

Robert B. Zoellick           Director                  President and Chief
Center for Strategic and                               Executive Officer (April
International Studies                                  1998 to July 1999) CSIS;
Washington, D.C.                                       Professor - The U.S.
The German Marshall Fund                               Naval Academy (December
of the United States                                   1997 to present).
11 Dupont Circle NW
Suite 750
Washington D.C. 20036

OFFICERS

*David R. Brewer, Jr.        Senior Vice President,    See Column 2.
                             General Counsel and
                             Secretary

*Robert H. Joseph, Jr.       Senior Vice President &   See Column 2.
                             Chief Financial Officer

Item 34. Principal Underwriters


     (a) AXA Advisors, LLC (formerly EQ Financial Consultants, Inc.), an affiliate of Equitable, is the principal underwriter and depositor for its Separate Account A, Separate Account No. 301, Separate Account No. 45, Separate Account I, Separate Account FP and EQ Advisors Trust. AXA Advisors LLC's principal business address is 1290 Avenue of the Americas, New York, NY 10104.


     (b) See Item 29 of this Part C, which is incorporated herein by reference.


     (c)  Not applicable.


Item 35. Location of Accounts and Records

         The Equitable Life Assurance Society of the United States

         135 West 50th Street
         New York, New York 10020


         1290 Avenue of the Americas
         New York, New York 10104

         200 Plaza Drive
         Secaucus, New Jersey 07094


Item 36. Management Services

         Not applicable.

Item 37. Undertakings

              The Registrant hereby undertakes the following:

              (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

              (b) to include (1) as part of its applications to purchase any contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

              (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                   SIGNATURES



         As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf in the City and State of New York, on this 24th day of April, 2000.



                                            THE EQUITABLE LIFE ASSURANCE
                                            SOCIETY OF THE UNITED STATES
                                                    (Registrant)


                                            By: The Equitable Life Assurance
                                                Society of the United States

                                            By: /s/ Maureen K. Wolfson
                                                ----------------------
                                                    Maureen K. Wolfson
                                                    Vice President

                                  SIGNATURES



         As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 24th day of April, 2000.



                                        THE EQUITABLE LIFE ASSURANCE
                                        SOCIETY OF THE UNITED STATES
                                                      (Registrant)


                                        By: /s/ Maureen K. Wolfson
                                           ------------------------------------
                                                Maureen K. Wolfson
                                                Vice President

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:



*Edward D. Miller              Chairman of the Board, Chief Executive Officer
                               and Director

*Michael Hegarty               President, Chief Operating Officer and
                               Director


PRINCIPAL FINANCIAL OFFICER



*Stanley B. Tulin              Vice Chairman of the Board, Chief Financial
                               Officer and Director


PRINCIPAL ACCOUNTING OFFICER:




* Alvin H. Fenichel        Senior Vice President and
                           Controller



*DIRECTORS:


Francoise Colloc'h    John T. Hartley            Didier Pineau-Valencienne
Henri de Castries     John H.F. Haskell, Jr.     George J. Sella, Jr.
Joseph L. Dionne      Mary R. (Nina) Henderson   Peter J. Tobin
Denis Duverne         W. Edwin Jarmain           Stanley B. Tulin
Jean-Rene Fourtou     George T. Lowy             Dave H. Williams
Norman C. Francis     Edward D. Miller
Donald J. Greene


*By: /s/ Maureen K. Wolson
    ---------------------------
         Maureen K. Wolson
         Attorney-in-Fact
         April 24, 2000

                                 EXHIBIT INDEX

Exhibit No.                                                            Page No.



12(g)      Opinion and Consent of Counsel


13(g)      Consent of PricewaterhouseCoopers, LLP.

13(h)      Powers of Attorney.

27         Financial Data Schedule.